

2023 Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2023

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from __________ to __________

Commission File Number: 001-38352

ADT Inc.

(Exact name of registrant as specified in its charter)

Delaware	**47-4116383**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1501 Yamato Road, Boca Raton, Florida, 33431
(561) 988-3600

(Address of principal executive offices, including zip code, Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ADT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2023, the aggregate market value of voting and non-voting common stock (including shares of common stock and Class B common stock, assuming all outstanding shares of Class B common stock were converted into shares of common stock, and excluding unvested shares of common stock) held by non-affiliates of the registrant was approximately $1.684 billion as computed by reference to the closing price of the registrant's common stock on the New York Stock Exchange as of such date. Class B common stock is not listed for public trading on any exchange or market system; however, each share will become immediately convertible into one share of common stock, at the option of the holder, subject to certain timing and restrictions.

As of February 20, 2024, there were 867,570,230 shares outstanding of the registrant's common stock, $0.01 par value per share, and 54,744,525 shares outstanding of the registrant's Class B common stock, $0.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for use in connection with its 2024 Annual Meeting of Shareholders, which is to be filed no later than 120 days after December 31, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains certain information and disclosures that are forward-looking and therefore subject to risks and uncertainties, including those described below. All statements other than statements of historical fact, included in this document are, or could be, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and the applicable rules and regulations of the SEC and are made in reliance on the safe harbor protections provided thereunder. These forward-looking statements relate to, among other things, the Company's planned exit of the residential solar business (the "ADT Solar Exit") and the expected costs and benefits of such exit; the repurchase of shares of the Company's common stock under the authorized share repurchase program; the Company's ability to reduce debt or improve leverage ratios, or to achieve or maintain its long-term leverage goals; the integration of the December 2023 strategic bulk purchase of customer accounts; the commercial transaction between ADT and GTCR LLC ("GTCR") (the "Commercial Divestiture"); the expected timetable for realizing expected benefits of the Commercial Divestiture; the strategic investment by and long term partnership with State Farm Fire & Casualty Company ("State Farm"); anticipated financial performance, management's plans and objectives for future operations; the successful development, commercialization, and timing of new or joint products; the expected timing of product commercialization with State Farm or any changes thereto, including the ADT home security program for State Farm; business prospects; outcomes of regulatory proceedings; market conditions; our ability to deploy our business continuity and disaster plans and procedures to successfully respond to catastrophic events; our strategic partnership and ongoing relationship with Google LLC ("Google"); the expected timing of product commercialization with Google or any changes thereto; the successful internal development, commercialization, and timing of our next generation platform and innovative offerings; the successful conversion of customers who continue to utilize outdated technology; the current and future market size for existing, new, or joint products; any stated or implied outcomes with regards to the foregoing; and other matters. Forward-looking statements are contained principally in the sections of this report entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Without limiting the generality of the preceding sentences, any time we use the words "expects," "intends," "will," "anticipates," "believes," "confident," "continue," "propose," "seeks," "could," "may," "should," "estimates," "forecasts," "might," "goals," "objectives," "targets," "planned," "projects," and, in each case, their negative or other various or comparable terminology, and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. These forward-looking statements are based on management's current beliefs and assumptions and on information currently available to management. We caution that these statements are subject to risks and uncertainties, many of which are outside of our control and could cause future events or results to be materially different from those stated or implied in this document, including, among others, factors relating to:

- the effect of the Commercial Divestiture and ADT Solar Exit on our ability to retain and hire key personnel and to maintain relationships with customers, suppliers and other business partners;

- risks related to the Commercial Divestiture and ADT Solar Exit, including ADT's business becoming less diversified and the possible diversion of management's attention from ADT's core Consumer and Small Business ("CSB") business operations;

- uncertainties as to our ability and the amount of time necessary to realize the expected benefits of the Commercial Divestiture and ADT Solar Exit, including the risk that the ADT Solar Exit may not be completed in a timely manner;

- the achievement of potential benefits of the equity investment by and long-term partnership with State Farm, including as a result of restrictions on or required prior regulatory approval of, various actions by regulated insurers;

- our ability to keep pace with rapid technological changes, including the development of our next-generation platform, our plans to migrate our technology infrastructure to the cloud, and other industry changes;

- our ability to effectively implement our strategic partnership with, commercialize products with, or utilize any of the amounts invested in us and incremental funding committed by State Farm or Google;

- risks related to the various financing arrangements, including third-party-owned arrangements, that the Company previously facilitated for some ADT Solar customers;

- our ability to continuously and successfully commercialize innovative offerings;

- our ability to successfully implement an Environmental, Social, and Governance ("ESG") program across the Company;

- the impact of supply chain disruptions;

- our ability to maintain and grow our existing customer base and to integrate the December 2023 strategic bulk purchase of customer accounts;

- our ability to sell our products and services or launch new products and services in highly competitive markets, including the home security and automation market, and to achieve market acceptance with acceptable margins;

- our ability to successfully upgrade obsolete equipment installed at our customers' premises in an efficient and cost-effective manner;

- changes in law, economic and financial conditions, including labor and tax law changes, changes to privacy requirements, changes to telemarketing, email marketing and similar consumer protection laws, interest volatility, and trade tariffs and restrictions applicable to the products we sell;
- any material changes to the valuation allowances we take with respect to our deferred tax assets;
- the impact of potential cybersecurity breaches or threats or other unauthorized access to our systems;
- risks relating to the development, deployment, and use of artificial intelligence ("AI") in our products and services, including technological and legal uncertainties surrounding AI technologies;
- our dependence on third-party providers, suppliers, and dealers to enable us to produce and distribute our products and services in a cost-effective manner that protects our brand;
- our ability to successfully implement an equipment ownership model that best satisfies the needs of our customers and to successfully implement and maintain our receivables securitization financing agreement or similar arrangements;
- our ability to successfully pursue alternate business opportunities and strategies;
- our ability to integrate various companies we have acquired in an efficient and cost-effective manner;
- the amount and timing of our cash flows and earnings, which may be impacted by customer, competitive, supplier and other dynamics and conditions;
- our ability to maintain or improve margins through business efficiencies;
- risks related to the restatement of our consolidated financial statements included in our Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2022 (the "Amended 2022 Annual Report") and in our Quarterly Reports on Form 10-Q/A for the quarters ended September 30, 2022, and March 31, 2023, each as filed with the SEC on July 27, 2023;
- any litigation or investigation related to such restatements;
- the Company's ability to maintain effective ICFR and disclosure controls and procedures ("DCPs"), including its ability to remediate any existing or potential material weakness in its ICFR and the timing of any such remediation, as well as the ability to maintain effective DCPs at a reasonable assurance level.

Forward-looking statements and information involve risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied in, or reasonably inferred from, such statements, including without limitation, the risks and uncertainties disclosed or referenced in Part I Item 1A of this Annual Report under the heading "Risk Factors." Therefore, caution should be taken not to place undue reliance on any such forward-looking statements. Much of the information in this report that looks toward future performance is based on various factors and important assumptions about future events that may or may not actually occur. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements included in this Annual Report on Form 10-K. Any forward-looking statement made in this Annual Report on Form 10-K speaks only as of the date on which it is made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments, or otherwise unless required by law.

SUMMARY OF PRINCIPAL RISK FACTORS

This summary briefly lists the principal risks and uncertainties facing our business, which are only a select portion of those risks. A more complete discussion of those risks and uncertainties is set forth in Part I, Item 1A of this Annual Report, entitled *Risk Factors*. Additional risks not presently known to us or that we currently deem immaterial may also affect us. If any of these risks occur, our business, financial condition or results of operations could be materially and adversely affected. Our business is subject to the following principal risks and uncertainties:

Risks Related to Our Products and Services
- Our growth is dependent upon our ability to keep pace with rapid technological and industry changes.
- The home security and automation markets in which we sell our products and services are highly competitive markets.
- If the insurance industry changes its practice of providing incentives to homeowners for the use of alarm monitoring services, we may experience a reduction in new customer growth or an increase in our customer attrition rate.
- The retirement of older telecommunications technology and limitations on our customers' options could materially adversely affect our business, increase customer attrition, and require significant capital expenditures.
- Our reputation as a service provider of high-quality security offerings may be materially adversely affected by product defects or shortfalls in customer service, or by the failure of first responders to respond to calls generated by our operations.
- Unauthorized use of our brand names by third parties, and the expenses incurred in developing and preserving the value of our brand names, may materially adversely affect our business.

Risks Related to Our Operations

- Our business model relies on a significant number of our customers remaining with us for long periods of time.

- Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of our information and technology networks and systems could materially adversely affect us.

- If we do not effectively implement our plans to migrate our technology infrastructure to the cloud, we could experience significant disruptions in our operations.

- Cybersecurity breaches or threats or other unauthorized access or attempts to access to our systems could compromise the security of our systems and otherwise disrupt our normal operations.

- Uncertainty in the development, deployment, and use of AI in our products and services, as well as our business more broadly, could adversely affect our business and reputation.

- We depend on third-party providers and suppliers for components of our security and automation systems, third-party software licenses for our products and services, and third-party providers to transmit signals to our monitoring facilities and provide other services to our customers.

- An event causing a disruption in the ability of our monitoring facilities or customer care resources, including work from home operations, to operate could materially adversely affect our business.

- A variety of events, including pandemics, natural disasters, and other macroeconomic events, have had and could have in the future a significant negative impact on our ability to carry on our normal operations.

- Our independent, third-party authorized dealers may not be able to mitigate certain risks such as information technology breaches, data security breaches, product liability, errors and omissions, and marketing compliance.

- We may pursue business opportunities that diverge from our current business model.

- We continue to integrate our acquisitions, as well as to separate certain shared services following the Commercial Divestiture, which may divert management's attention from our ongoing operations. We may not achieve all of the anticipated benefits, synergies, or cost savings from our acquisitions or the Commercial Divestiture.

- We have made a determination to exit the residential Solar business, following previously-announced plans to rationalize the ADT Solar business, and our exit of the residential Solar business is subject to uncertainties and risks.

- We may not achieve some or all of the strategic and financial benefits that we expect to achieve from the Commercial Divestiture or the ADT Solar Exit.

- ADT will be a less diversified business following the Commercial Divestiture and the ADT Solar Exit, which may adversely affect ADT's results of operations and financial condition.

- Our customer generation strategies through third parties, including our authorized dealer and affinity marketing programs, and our use of celebrities and social media influencers, and the competitive market for customer accounts may expose us to risk and affect our future profitability.

- We face risks in acquiring and integrating customer accounts.

- If we are unable to recruit and retain sufficient personnel at all levels of our organization, our ability to manage our business could be materially and adversely affected.

- Adverse developments in our collective bargaining agreements or other agreements with some employees could materially and adversely affect our business, financial condition, results of operations, and cash flows.

- If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results.

Risks Related to Regulations and Litigation

- If we fail to comply with constantly evolving laws, regulations, and industry standards addressing information and technology networks and systems, privacy, and data security, we could face substantial penalties, liability, and reputational harm.

- Infringement of our intellectual property rights could negatively affect us.

- Allegations that we have infringed upon the intellectual property rights of third parties could negatively affect us.

- We may be subject to class actions and other lawsuits which may harm our business and results of operations.

- Increasing government regulation of telemarketing, email marketing, door-to-door sales, and other marketing methods may increase our costs and restrict the operation and growth of our business.

- Our business operates in a regulated environment and any new, or changes to existing, laws or regulations, or our failure to comply with any such rules or regulations could be costly to us, harm our business and operations, and impede our ability to grow our existing business, any new businesses that we acquire, or investment opportunities that we pursue.

- We could be assessed penalties for false alarms.

- In the absence of net neutrality or similar regulation, certain providers of Internet access may block our services or charge their customers more for using our services, or government regulations relating to the Internet could change.

- Given the nature of our business, we are exposed to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses.

- Our business would be adversely affected if certain of our independent contractors were classified as employees.

- Existing or new tariffs and other trade restrictions imposed on imports from China or other countries where much of our end-user equipment is manufactured, or any counter-measures taken in response, may harm our business and results of operations.

Risks Related to Macroeconomic and Related Factors

- General economic conditions can affect our business, and we are susceptible to changes in the business economy, in the housing market, and in business and consumer discretionary income, which may inhibit our ability to grow our customer base and impact our results of operations.

- Rising interest rates or increased consumer lender fees could adversely impact our sales, profitability, and financing costs.

- A substantial part of our CSB revenue is derived from the recurring monthly revenue due from customers under alarm monitoring contracts and we are subject to credit risk and other risks associated with our customers, dealers, and third-party lenders.

- Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

- We have significant deferred tax assets, and any impairments of or valuation allowances against these deferred tax assets in the future could materially adversely affect our results of operations, financial condition, and cash flows.

Risks Related to Our Indebtedness and to the Ownership of Our Common Stock

- Our substantial indebtedness limits our financial and operational flexibility.

- Our stock price may fluctuate significantly.

- We continue to be controlled by Apollo Global Management, Inc. (together with its subsidiaries and affiliates, "Apollo" or the "Sponsor"), and Apollo's interests may conflict with our interests and the interests of other stockholders.

- If we fail to establish and achieve the objectives of our ESG program, or if we fail to report on such ESG matters, consistent with investor, customer, employee, or other stakeholder expectations, and in compliance with legal and regulatory requirements, we may not be viewed as an attractive investment, service provider, workplace, or business, which could have a negative effect on our Company.

- Our amended and restated certificate of incorporation provides for exclusive forum provisions which could limit our stockholders' ability to obtain a favorable judicial forum for disputes.

- We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term shareholder value. Share repurchases and dividend payments could increase the volatility of the trading price of our common stock and will diminish our cash reserves.

PART I

ITEM 1. BUSINESS.

TABLE OF CONTENTS

COMPANY OVERVIEW

Our Business

ADT Inc., together with its wholly-owned subsidiaries (collectively, the "Company", "we", "our", "us", and "ADT"), is a leading provider of security, interactive, and smart home solutions serving residential and small business customers in the United States ("U.S."). As discussed below, on October 2, 2023, we completed the divestiture of our Commercial Business, which provided security and other solutions to commercial customers; and in January 2024, we announced our exit from the residential solar business, which provided residential solar and energy storage solutions since the acquisition of ADT Solar in 2021.

Our mission is to empower people to protect and connect what matters most with safe, smart, and sustainable solutions, delivered through innovative offerings, unrivaled safety, and a premium experience because we believe that everyone deserves to feel safe.

We primarily conduct business under the ADT brand, which we believe is a key competitive advantage for us and a contributor to our success due to the importance customers place on reputation and trust when purchasing our products and services. The strength of our brand is based upon a long-standing record of delivering high-quality, reliable products and services; expertise in system sales, installation, and monitoring; and superior customer care, all driven by our industry-leading experience and knowledge.

As of December 31, 2023, we had approximately 6.4 million security monitoring service subscribers. We serve our customers through our nationwide sales and service offices, monitoring and support centers, and large network of installation and service professionals.

Formation and Organization

ADT Inc. was incorporated in the State of Delaware in May 2015 as a holding company with no assets or liabilities. In July 2015, we acquired Protection One, Inc. and ASG Intermediate Holding Corp. (collectively, the "Formation Transactions"), which were instrumental in the commencement of our operations. In May 2016, we acquired The ADT Security Corporation (formerly named The ADT Corporation) ("The ADT Corporation") (the "ADT Acquisition"), which significantly increased our market share in the security systems industry, making us one of the largest monitored security companies in the U.S.

ADT Inc. is majority-owned by Prime Security Services TopCo (ML), L.P., which is majority-owned by Prime Security Services TopCo Parent, L.P. ("Ultimate Parent"). Ultimate Parent is ultimately majority-owned by Apollo Investment Fund VIII, L.P. and its related funds that are directly or indirectly managed by affiliates of Apollo.

In January 2018, we completed an initial public offering ("IPO"), and our common stock, par value $0.01 per share ("Common Stock"), began trading on the New York Stock Exchange ("NYSE") under the symbol "ADT."

As of December 31, 2023, Apollo owned approximately 54%, State Farm owned approximately 14%, and Google owned approximately 6% of our outstanding common stock, including shares of Class B common stock, par value $0.01 per share ("Class B Common Stock") (on an as-converted basis) and unvested shares of common stock.

KEY BUSINESS DEVELOPMENTS

Commercial Divestiture

On August 7, 2023, ADT, Iris Buyer LLC ("Iris Buyer"), a Delaware limited liability company and affiliate of GTCR, and, solely for certain purposes set forth in the Commercial Purchase Agreement (as defined below), Fire & Security Holdings, LLC ("F&S Holdings"), a Delaware limited liability company and an indirect, wholly owned subsidiary of ADT, entered into an Equity Purchase Agreement (the "Commercial Purchase Agreement") pursuant to which GTCR agreed to acquire all of the issued and outstanding equity interests of F&S Holdings, which directly or indirectly held all of the issued and outstanding equity interests in the subsidiaries of ADT that operated ADT's commercial business (the "Commercial Business") (previously defined as the "Commercial Divestiture").

On October 2, 2023, we completed the Commercial Divestiture for a total purchase price of approximately $1,613 million in cash, subject to customary post-closing adjustments, and received net proceeds of approximately $1,585 million, excluding transaction costs.

The Commercial Divestiture supports our strategic vision and strengthens our financial profile, and we used net proceeds of approximately $1,518 million to reduce our debt. Refer to Note 8 "Debt" in the Notes to Consolidated Financial Statements in Item 15 "Exhibit and Financial Statement Schedules" for further information.

Beginning in the third quarter of 2023, we presented its Commercial Business as a discontinued operation as the Commercial Divestiture met all of the held for sale criteria for the disposal group and represented a strategic shift that has and will continue to have a major effect on the Company's operations and financial statements. The change is reflected in all periods presented. Unless otherwise noted, amounts and disclosures below are reflective of the Company's continuing operations. Prior to the third quarter of 2023, the Commercial Business was reflected in the Commercial reportable segment.

In connection with the Commercial Divestiture, we entered into a Transition Services Agreement (the "Commercial TSA"), pursuant to which the Company and the Commercial Business will provide certain transitional services relating to ongoing support and other administrative functions to each other for a transitional period of up to 24 months after the closing of the Commercial Divestiture. Commercial TSA fees charged to the Commercial Business represent charges for internal labor as well as certain third-party costs identified in connection with providing such services. Income from the Commercial TSA is recognized in other income (expense), and expenses incurred by the Company to support the transition are recorded based on the nature of the expense.

The Company and GTCR entered into an agreement granting GTCR a license to continue to use the ADT brand and other Company trademarks for a period of twelve months to transition from Company branding (the "Brand License"). The Company has also agreed to a covenant not to assert a claim against GTCR for infringement of Company's patents as of the Commercial Divestiture for products and services that were used in the Commercial Business prior to the Commercial Divestiture, and has provided GTCR with a paid-up, irrevocable, non-assignable (with limited exceptions) license to continue to use certain software and other Company IP in the same manner. Royalty income is included in other income (expense) and was not material during 2023.

In addition, the Company and Iris Buyer agreed to customary employee non-solicitation and no-hire restrictions with respect to the other party's employees for a period of two years from the closing. The Company and Iris Buyer also agreed to a non-competition period of five years from the closing whereby, subject to certain exceptions, (a) ADT and its subsidiaries will not directly or indirectly sell or service in the United States (or any of its territories): (i) security, building automation, access control, retail store performance, electronic article surveillance, or cash processing/ATM security equipment or services for non-residential premises over 10,000 square feet, (ii) nurse call solutions, or (iii) fire detection or fire suppression products or services for non-residential premises of any size; and (b) F&S Holdings and its subsidiaries will not directly or indirectly sell or service in the United States (or any of its territories) or Canada, among other items: (i) security, building automation or access control products or services for any non-residential premises under 10,000 square feet or any residential premises, (ii) personal emergency response systems or mobile safety solutions (other than nurse call solutions), or (iii) fire detection products or services for residential premises.

ADT Solar Exit

In December 2021, we entered the residential solar market with the ADT Solar acquisition, which allowed us to provide customers with solar and energy storage solutions, energy efficiency upgrades, and roofing services.

As previously disclosed, in November 2023, we announced a plan to streamline the solar business to focus on the top performing markets and rationalize the overhead and infrastructure of the business. As part of this plan, we closed a significant number of branches that operated the solar business along with making associated headcount reductions.

On January 19, 2024, after a strategic review of the business and continued macroeconomic and industry pressures, the Company's Board of Directors (as defined below) approved a plan to fully exit the residential solar business, which may include the transition of components of the business to other parties. The ADT Solar Exit is expected to be completed during 2024.

Google Partnership

In July 2020, we entered into a Master Supply, Distribution, and Marketing Agreement with Google (as amended, the "Google Commercial Agreement") pursuant to which Google has agreed to supply us with certain Google devices as well as certain Google video and analytics services (the "Google Devices and Services") for sale to our customers. Subject to customary termination rights related to breach and change of control, the Google Commercial Agreement has an initial term of seven years from the date that the Google Devices and Services are successfully integrated into the Company's end-user security and automation platform. Further, subject to certain carve-outs, the Company has agreed to exclusively sell Google Devices and Services to its customers.

In September 2020, we issued and sold 54,744,525 shares of Class B Common Stock, for an aggregate purchase price of $450 million, to Google in a private placement pursuant to a securities purchase agreement dated July 31, 2020. In connection with the issuance of the Class B Common Stock, the Company and Google entered into an Investor Rights Agreement (the "Google Investor Rights Agreement"), pursuant to which Google agreed to be bound by customary transfer restrictions and drag-along rights, and be afforded customary registration rights with respect to shares of Class B Common Stock held directly by Google. Under the terms of the Google Investor Rights Agreement, Google was prohibited, subject to certain exceptions, from transferring any shares of Class B Common Stock or any shares of Common Stock issuable upon conversion of the Class B Common Stock beneficially owned by Google until September 2023, or earlier if certain conditions occurred (the "Google Lock-up Period"). In December 2023, the Company and Google amended the Google Investor Rights Agreement to extend the Google Lock-up Period through June 2025, or earlier if certain conditions occur (see Note 11 "Equity" to our Notes to Consolidated Financial Statements).

Our partnership with Google represents the combination of the leading security and smart home brand and the leading technology brand joining forces to introduce the next-generation smart and helpful home. As part of this partnership, each company has agreed to contribute $150 million upon the achievement of certain milestones toward the joint marketing of devices and services; customer acquisition; training of our employees for the sales, installation, customer service, and maintenance of the product and service offerings; and technology updates for products included in such offerings. In addition, in August 2022, the Company and Google executed an amendment to the Google Commercial Agreement, pursuant to which Google has agreed to commit an additional $150 million (together with the initial amounts, the "Google Success Funds") to fund growth, data and insights, product innovation and technology advancements, customer acquisition, and marketing, as mutually agreed by the Company and Google. Each of the $150 million segments of the Google Success Funds will be triggered in three equal tranches, respectively, subject to the attainment of certain milestones.

During 2023, we received approximately $40 million of the Google Success Funds for certain joint marketing expenses incurred by the Company.

In December 2023, the Company and Google entered into an addendum to the Company's existing agreement for using Google cloud services (the "Google Cloud Agreement Addendum"), pursuant to which Google has agreed to provide certain credits, discounts, and other incentives for use of the Google Cloud Platform to the Company, and the Company has committed to purchasing $200 million of Google Cloud Platform services over seven years (through December 2030), as discussed in Note 14 "Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

State Farm Partnership

In September 2022, we entered into a Securities Purchase Agreement, dated as of September 5, 2022, with State Farm (the "State Farm Securities Purchase Agreement"), pursuant to which we agreed to issue and sell in a private placement to State Farm, 133,333,333 shares of our Common Stock (the "State Farm Shares") at a per share price of $9.00 for an aggregate purchase price of $1.2 billion (the "State Farm Strategic Investment"). Also in September 2022, in connection with the State Farm Strategic Investment, we commenced a tender offer to purchase up to 133,333,333 shares of our Common Stock (including shares issued upon conversion of Class B Common Stock) (the "Tender Shares") at a per share price of $9.00 (the "Tender Offer").

In October 2022, the State Farm Strategic Investment closed, and we issued and sold the State Farm Shares to State Farm pursuant to the State Farm Securities Purchase Agreement (the "Closing"). Also in October 2022, the Tender Offer expired, and we used the proceeds from the State Farm Strategic Investment to repurchase the Tender Shares, subject to the terms and conditions described in the Offer to Purchase dated September 12, 2022 (as amended from time to time, the "Offer to Purchase").

In addition, we entered into a development agreement with State Farm (the "State Farm Development Agreement"), pursuant to which State Farm committed up to $300 million to fund product and technology innovation, customer growth, and marketing initiatives. Upon the Closing, we received $100 million of such commitment from State Farm, which is restricted until we use the funds for investment, as agreed upon with State Farm, in accordance with the State Farm Development Agreement (the "Opportunity Fund"), of which we used approximately $11 million during 2023.

Beginning in 2023, certain State Farm customers were able to receive ADT home security products and professional monitoring at a reduced cost as part of the partnership between ADT and State Farm. In connection with this arrangement, the Company receives a subsidy from State Farm for each system. Amounts are paid through the Opportunity Fund and were not material during 2023.

SEGMENT AND GEOGRAPHIC INFORMATION

We evaluate and report our segment information based on the manner in which our Chief Executive Officer ("CEO"), who is the chief operating decision maker, evaluates performance and allocates resources. As a result of the Commercial Divestiture, we report results in two operating and reportable segments, CSB and Solar. Prior to the third quarter of 2023, the Commercial Business was reflected in the Commercial reportable segment. Certain allocated shared costs that were previously included in the Commercial reportable segment that did not qualify to be presented within discontinued operations are now reflected in the CSB reportable segment consistent with other unallocated corporate and other costs as discussed below.

Where applicable, prior periods have been retrospectively adjusted to reflect our current operating and reportable segment structure.

We organize our segments based primarily on customer type as follows:

- *CSB -* Customers in the CSB segment are comprised of owners and renters of residential properties, small business operators, and other individual consumers. The CSB segment includes (i) revenue and operating costs from the sale, installation, servicing, and monitoring of integrated security, interactive, and automation systems and other related offerings; (ii) other operating costs associated with support functions related to these operations; and (iii) general corporate costs and other income and expense items not included in the Solar segment.

- *Solar* - Customers in the Solar segment are comprised of residential homeowners. The Solar segment primarily includes (i) revenue and operating costs from the sale and installation of solar systems, energy storage solutions, roofing services, and other related solutions and services; (ii) other operating costs associated with support functions related to these operations; and (iii) certain dedicated corporate and other costs.

Revenue outside of the U.S. is not material.

PRODUCTS AND SERVICES

Security and Automation Offerings

Our core security offerings include burglar and life safety alarms, smart security cameras, smart home automation systems, and video surveillance systems (referred to collectively as security systems, solutions, or offerings). Our security offerings are designed to detect intrusion; control access; sense movement, smoke, fire, carbon monoxide, flooding, temperature, and other environmental conditions and hazards; and address personal medical emergencies such as injuries or unanticipated falls. We offer our customers routine maintenance and the installation of upgraded or additional equipment, which provide additional value to the customer and generate incremental recurring monthly revenue. Additionally, our personal emergency response system products and services utilize our security monitoring infrastructure to provide customers with solutions that help to sustain independent living, detect when a fall occurs, and provide protection while on the go with geolocation capability.

During 2022, as part of our partnership with Google, we launched the Google Nest doorbell, rolled out mesh Wi-Fi, and launched Google indoor and outdoor cameras as part of our product offerings. In the first quarter of 2023, we launched our proprietary ADT+ app for our self setup line of DIY smart home security products, including Google Nest offerings, which allows customers to easily access and control their ADT devices through an intuitive app experience. Our comprehensive interactive technology platform is intended to provide customers with a seamless experience through a common application across security, life safety, automation, and analytics, and integrate the user experience, customer service experience, and back-end support. During the fourth quarter of 2023, we began our phased rollout of our ADT+ app for professional installation along with a new interactive and hardware lineup.

The vast majority of new residential customers choose our automation and smart home solutions, which provide customers the ability to remotely monitor and manage their environments through our customized web portal via web-enabled devices (such as smart phones), smart phone applications, or through touchscreen panels in their homes.

Our automation and smart home solutions allow customers to:

- remotely arm and disarm their security systems;
- record and view real-time video;
- program their systems to react to defined events;
- integrate their systems with various third-party connected devices such as cameras, lights, thermostats, appliances, and garage doors; and
- automate custom schedules for these connected devices.

Sales to most CSB customers typically require us to make an upfront investment related to installation costs (such as labor, commissions, equipment, and overhead), which we recover through upfront fees charged at the time of installation and recurring monthly revenue generated in future years. While the economics of an installation can vary depending on the customer acquisition channel and offering, we generally achieve revenue break-even in approximately two years. Our ability to increase our average prices for individual customers depends on a number of factors, including the type and complexity of service, the quality of our service, the introduction of additional features and offerings that increase the value to the customer, and the competitive environments in which we operate.

At the time of initial equipment installation, our CSB customers typically contract for both monitoring and maintenance services, which are generally governed by multi-year contracts. If a customer cancels or is otherwise in default under a monitoring contract prior to the end of the initial contract term, we have the right under the contract to receive a termination payment from the customer in an amount equal to a designated percentage of all remaining monthly payments.

The standard contract terms for CSB customers are two, three, or five years, with automatic renewals for successive 30-day periods, unless canceled by either party.

Customers are typically charged an upfront fee, which qualifying customers can pay over the course of the contract. We may then use these retail installment contract receivables as collateral for borrowings under our uncommitted receivables securitization financing agreement (the "2020 Receivables Facility"). Customers are also generally obligated to make monthly payments for monitoring services for the remainder of the initial contract term. Monitoring services are typically billed monthly or quarterly in advance, and more than 80% of our residential customers pay us these fees through automated payment methods, with new residential customers generally opting for these payment methods.

Solar Offerings

We design, install, and sell custom residential solar systems and energy storage solutions, energy efficiency upgrades, and roofing services through dedicated and specialized in-house sales and marketing, design and engineering, and installation teams. The standard contract for solar customers varies based on specifics of the job and generally covers the time from signing of the agreement to completion of installation, with certain warranties and guarantees covering workmanship and system performance. Additionally, a substantial portion of sales are financed by third parties.

As previously disclosed, in January 2024, we announced that we are exiting the residential solar market.

Monitoring Centers

As of December 31, 2023, we operated six monitoring centers located throughout the U.S. and listed by Underwriters Laboratories ("UL") in order to provide 24/7 year-round professional monitoring services to our customers, including our monitoring centers that also provide outsourced monitoring services for other security companies. Our monitoring centers are fully redundant, which means all monitoring operations can be automatically transferred to another monitoring center in case of an emergency such as fire, tornado, major interruption in telephone or computer service, or any other event affecting the functionality of one of our centers. To obtain and maintain a UL listing, a security systems monitoring center must be located in a building meeting UL's structural requirements, have back-up computer and power systems, and meet UL specifications for staffing and standard operating procedures. Many jurisdictions have laws requiring that security systems for certain buildings be monitored by UL-listed centers, and in some instances, a UL listing is required by insurers of certain customers as a condition of insurance coverage. In addition, we implemented certain work from home actions, including for a majority of our monitoring center professionals, in compliance with UL work-from-home standards.

Upon the occurrence of certain initiating events, our monitored security systems send event-specific signals to our monitoring personnel who then relay appropriate information, based on the customer's contract and preferences, to first responders, such as local police, fire departments, or medical emergency response centers and the customer or others on the customer's emergency contact list. We continue to focus on our alarm verification technologies and partner with industry associations and various first responder agencies to help prioritize response events, enhance response policies, and develop processes that allow us to send data to emergency response centers directly. Additionally, our System Monitoring and Response Technology ("SMART") monitoring solution differentiates our offerings, aims to result in faster and higher-quality responses, and is expected to reduce annual false alarms and customer care calls. ADT SMART monitoring can deliver alarms to connected and participating 911 centers faster than traditional voice handling speeds. During 2023, we also launched an Alarm Scoring pilot, which offers a uniform and reliable approach for categorizing alarm severity levels, enhances the accuracy of assessing potential life or property threats, and gives first responders precise and crucial alarm data for improved emergency responses.

Field and Call Center Operations

Our field and call center operations comprise a nationwide network of sales and service offices, call centers, and support facilities across the U.S. We provide ongoing training to our field and call center employees, as well as our authorized dealers, and we continually measure and monitor customer satisfaction-oriented metrics across each customer touch point.

We staff our sales and service offices with qualified field solution advisors and installation and service technicians, and we utilize third-party subcontract labor when appropriate to assist with these efforts. Our objective is to provide a differentiated service experience by resolving customer issues remotely whenever possible and scheduling installation and service visits at times convenient for the customer. Our innovative virtual support program (the "Virtual Assistance Program"), which delivers a scalable, cost-efficient means of servicing our CSB customers through live video streaming with our skilled technicians to troubleshoot and resolve service issues. In 2023, we introduced the ADT WiFi Fix app, which allows virtual customer service agents to diagnose and address any WiFi issues impacting customers' ADT equipment or other devices. These offerings provide customers with more options for receiving certain services that best fit their lifestyles while reducing the cost for us to provide these services and lowering our carbon footprint by avoiding thousands of vehicle trips each day.

Our call center operations provide support 24 hours a day on a year-round basis, and all requests are routed through our customer care agents to ensure technical service requests are handled promptly and professionally. In many cases, customer care specialists can remotely resolve non-emergency inquiries regarding service, billing, and alarm testing and support. We continue to offer customers additional choices in managing their services through customer-facing self-service tools via interactive voice response systems and the Internet. In addition, we use a network of external vendors, both domestic and outside of the U.S., to supplement our internal call center resources as needed.

Sales and Distribution Channels

We utilize a complementary mix of direct and indirect sales and distribution channels:

- ***Direct Channel***

  Our direct channel CSB customers are generated by direct response and other marketing efforts, general brand awareness, customer referrals, door-to-door activities, along with lead generation partners, and are supported by our internal sales force located in our national sales call centers as well as our nationwide network of field sales and service offices. In many scenarios, we close the sale of a basic system over the phone and allow our field force to augment the system at the time of installation. In other cases, field solution advisors work directly with the customer to select an ideal system. Driven by consumer preferences, we also market to customers through retail and e-commerce channels, and we have been supplementing existing channels to meet consumers where they prefer to shop.

Our direct channel Solar customers are generated primarily through third-party lead partners, owned media, an internal sales force, and referrals from our customers, which are supported by our internal call center and field sales consultants. In most cases, our field sales consultants work with the customer during the in-person presentation and customize the system to fit their needs.

Across our organization, our field solution advisors typically undergo an in-depth screening process prior to hire. Field solution advisors complete comprehensive centralized training prior to conducting customer sales presentations, as well as participate in ongoing training in support of new offerings. We typically utilize a highly structured sales approach, which includes, in addition to the structured model sales call, daily monitoring of sales activity and effectiveness metrics and regular coaching by our sales management teams.

- ***Indirect Channel***

    Our indirect channel CSB customers are generated mainly through our network of agreements with third-party independent dealers who sell and install equipment and ADT Authorized Dealer-branded monitoring, interactive, and other services to residential end users (the "ADT Authorized Dealer Program"). As opportunities arise, we have in the past engaged, and we may continue to engage, in selective third-party account purchases, which typically involve the purchase of a set of customer accounts from other security service providers.

    As of December 31, 2023, our network of authorized dealers consisted of approximately 130 authorized dealers operating across the U.S. Our authorized dealers are contractually obligated to offer exclusively to us all qualified monitored accounts they generate, but we are not obligated to accept these accounts. We pay our authorized dealers for the acquisition of any qualified monitored accounts (referred to as dealer generated customer accounts) we purchase from them. Dealer generated customer account contracts typically have an initial term of three years with automatic renewals for successive 30-day periods, unless canceled by either party. If a purchased account is canceled during the charge-back period, which is generally thirteen months, the dealer is required to refund our payment of the purchase price for the canceled account. In certain instances in which we reject an account, we generally still indirectly provide monitoring services for that account through a monitoring services agreement with the authorized dealer.

    Authorized dealers are required to adhere to the same high-quality standards for sales and installation as our own sales and service offices. We monitor each authorized dealer's financial stability, use of sound and ethical business practices, and delivery of reliable and consistent high-quality sales and installation methods.

Marketing Strategy

We focus on driving revenue by increasing consumer awareness and preference, improving consumer purchasing flexibility, and optimizing our go-to-market approach. To support the growth of our customer base, improve brand awareness, and drive greater market penetration, we consider new customer channels and lead generation methods, explore opportunities to provide branded solutions, and form strategic partnerships and alliances with various third parties.

We strive to optimize our marketing spend through a lead modeling process, whereby we dynamically allocate spend based on lead flow and measured marketing channel effectiveness. We market our offerings through national television, radio, and direct mail advertisements, as well as through Internet advertising, which includes national search engine marketing, email, online video, local search, and social media. We also have several affinity partnerships with organizations that promote our services to their customer bases. In addition, we market through social media influencers and celebrity spokespersons representing the ADT brand. In addition to Google and State Farm, our strategic partnerships and alliances include home builders, property management firms, homeowners' associations, financial institutions, retailers, public utilities, and software service providers.

OUR MARKETS

CSB

The residential and small business security and automation market primarily consists of owners and renters of single-family homes or apartments and small businesses owners. The market is generally characterized by a large and homogeneous customer base with less complex system installations. Many of our residential and small business customers are driven to purchase monitored security and automation services as a result of moving to a new location; a perceived or actual increase in crime or life safety concerns in their neighborhood; significant events such as the birth of a child or the opening of a new business; or incentives provided by insurance carriers that may offer lower insurance premium rates if a security system is installed or may require that a system be installed as a condition of coverage.

We also seek opportunities to leverage our brand name, our experience in security and smart home solutions, and our high degree of trust among our customer base to pursue new customers in complementary markets such as personal on-the-go security and safety. We have seen an increase in interest in smart home offerings and other mobile technology applications, which we believe is attributable to a variety of factors, including advancements in technology, younger generations of consumers, and shifts to de-urbanization. We believe our strategic initiatives will help us satisfy consumer demands in light of these macro-level dynamics and position us for sustainable growth for years to come.

Our goal is to maximize customer lifetime value for both new and existing customers by (i) continuing to evaluate our pricing and product offerings; (ii) managing costs and service strategies to provide enhanced value; (iii) upgrading existing customers to our interactive services, internet protocol ("IP") video solutions, or other upgraded solutions where desirable; (iv) offering various cross-selling and bundling initiatives; and (v) achieving long customer tenure.

Solar

As previously disclosed, in January 2024, we announced that we are exiting the residential solar market.

COMPETITION

Our approach to competition is to emphasize the quality and reputation of our offerings, our superior customer service, industry-leading brand, network of customer support and monitoring centers, commitment to consumer privacy, and knowledge of customer needs. Success in acquiring new customers depends on a variety of factors such as brand and reputation, market visibility, the ability to identify and sell to prospective customers, offering capabilities, and the quality and prices of our products and services. We are focused on extending our leadership position in the traditional residential and small business security and smart home markets. In addition, we continue to add new features and functionalities to further differentiate our offerings and support a pricing premium. We believe a combination of technology advancements along with a growing customer interest in lifestyle and business productivity solutions will support the increasing market penetration.

The traditional residential and small business security markets in the U.S. remain highly competitive and fragmented, with a low number of major companies and thousands of smaller regional and local companies, which is primarily the result of relatively low barriers to entry in local geographies and the availability of companies providing outsourced monitoring services but not maintaining the customer relationship. Technology trends and innovation have also created significant change in our industries, providing many new opportunities while also lowering the barriers to entry for automation, interactive, and smart home solutions. As a result, new business models and competitors have emerged. Additionally, with our recent focus on DIY offerings such as our ADT Self Setup product suite, we may face additional competition in the DIY space as we position ourselves to grow our market share.

We believe our principal competitors are:

Residential (Pro-Installation)	Residential (Self-Installation)	Small Business
Vivint Smart Home, Inc (a subsidiary of NRG)	Ring Smart Security System by Amazon	Vivint Smart Home, Inc (a subsidiary of NRG)
Xfinity Home Security (a division of Comcast Corporation)	SimpliSafe Home Security Systems	Ring Smart Security System by Amazon
Brinks Home Security (operating brand of Monitronics International, Inc.)	HomeKit by Apple	SimpliSafe Home Security Systems

We also compete with point solutions (products with one intended application) and home automation-only systems. In some cases, customers believe that these offerings replace the need for full-scale security systems. While we continue to see a shift toward self-installation offerings, certain third-party professional installers also offer professional installation alternatives.

In addition, some self-monitored solutions do not require a monthly fee for home automation services, which allows for no-cost alternatives to the professionally monitored (monthly fee-based) solutions that we provide. Although self-monitored solutions do not replace the need for professionally monitored solutions, as more features and functionality are built into these self-monitored solutions, the demand for some customers to opt for more expensive, professionally monitored options could be reduced.

We believe we are well positioned to compete with traditional and new competitors due to our focus on safety, security, convenience, and pricing; our nationwide team of sales consultants; our solid reputation for and expertise in providing reliable security and monitoring services through our in-house network of redundant monitoring centers; our reliable product solutions; our highly skilled installation and service organization; and our partnerships with companies such as Google and State Farm.

RESOURCES MATERIAL TO OUR BUSINESS

Materials and Inventory

We purchase equipment and product components from a limited number of suppliers and distributors. To minimize the risk of a disruption from any single supplier, we utilize dual sourcing methods whenever possible. Inventory is held at supplier locations, distribution partner locations, and internal ADT regional distribution centers at levels we believe are sufficient to meet current and anticipated customer needs. We also maintain inventory of certain equipment and components at our field offices and in technicians' vehicles. Third-party distributors generally keep a minimum stocking level of certain key items to have coverage for certain situations, including supply chain disruptions. In addition, we rely on various information technology and telecommunications service providers as part of the functionality and monitoring of our systems.

We are continuously monitoring global supply chain disruptions, and we do not currently anticipate any major interruptions in our supply chain in the near term.

Intellectual Property

Patents, trademarks, copyrights, and other proprietary rights are important to our business, and we continuously refine our intellectual property strategy to maintain and improve our competitive position. Where possible and appropriate, we seek to register or patent new intellectual property to protect our ongoing technological innovations and strengthen our brand, and we take appropriate action against infringements or misappropriations of our intellectual property rights by others. We review third-party intellectual property rights to help avoid infringement and to identify strategic opportunities. We typically enter into confidentiality agreements to further protect our intellectual property. Patents extend for limited periods of time in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are typically dependent upon the use of the trademarks.

We own a portfolio of patents that relate to a variety of monitored security and automation technologies utilized in our business, including security panels and sensors, video and information management solutions, and our SMART monitoring solution that aims to reduce false alarms and improve response effectiveness. We also own a portfolio of trademarks, including ADT, ADT Pulse, and ADT+. In addition, we are a licensee of intellectual property, including from our third-party suppliers and technology partners.

Certain trademarks associated with the ADT brand that we own within the U.S. and Canada are owned outside of the U.S. and Canada by Johnson Controls International PLC (as successor to Tyco International Ltd., "Tyco"). In certain instances, such trademarks are licensed in certain territories outside the U.S. and Canada by Johnson Controls to certain third parties. Pursuant to the Tyco Trademark Agreement entered into between The ADT Corporation and Tyco in connection with the separation of The ADT Corporation from Tyco in 2012, we are generally prohibited from registering, attempting to register, or using the ADT brand outside the U.S. and its territories and Canada. As a result, if we choose to sell products or services or otherwise do business outside the U.S. and Canada, we do not have the right to use the ADT brand to promote our products and services.

In connection with the sale of our Canadian operations in 2019, we entered into a non-competition and non-solicitation agreement with TELUS Corporation ("TELUS") pursuant to which we will not have any operations in Canada, subject to limited exceptions, for a period of seven years from the date of sale. Additionally, we entered into a patent and trademark license agreement with TELUS granting (i) the use of our patents in Canada for a period of seven years, and (ii) exclusive use of our trademarks in Canada for a period of five years and non-exclusive use for an additional two years thereafter.

In addition, we granted the Commercial Business a license to continue to use the ADT brand and other Company trademarks for a period of twelve months to transition from Company branding (the "Brand License"). We have also agreed to a covenant not to assert a claim against the Commercial Business for infringement of the Company's patents as of the Commercial Divestiture for products and services that were used in the Commercial Business prior to the Commercial Divestiture, and has provided the Commercial Business with a paid-up, irrevocable, non-assignable (with limited exceptions) license to continue to use certain software and other Company intellectual property in the same manner.

SEASONALITY

Our residential security and home automation business has historically experienced a certain level of seasonality primarily as a result of fluctuations in the housing market. Since more household moves typically take place during the second and third calendar quarters of each year, our disconnect rate, new customer additions and installation volume, and related cash subscriber acquisition costs are historically higher in these quarters than in the first and fourth calendar quarters. However, other factors such as the level of marketing expense, relevant promotional offers, and timing of third-party account purchases can impact these trends. Further, we may see increased servicing costs related to more alarm signals and customer service requests as a result of inclement weather-related incidents.

We believe the COVID-19 Pandemic affected some of these seasonal trends beginning in 2020 as we experienced a lower volume of customer relocations, which was followed by a slight increase during 2021 as the number of household moves increased. Since 2022, we have seen fewer relocations related to housing market conditions and higher non-payment disconnects largely related to the weaker macroeconomic environment. We are currently unable to determine whether there will be any ongoing impact on our seasonality, and we may continue to experience fluctuations in certain trends, such as relocations, in the future.

GOVERNMENT REGULATION AND OTHER REGULATORY MATTERS

Our operations are subject to numerous federal, state, and local laws and regulations related to occupational licensing, building codes, tax, and permitting, as well as consumer protection and privacy, labor and employment, and environmental protection. Changes in laws and regulations can positively and negatively affect our operations and impact the manner in which we conduct our business.

Licensing and Permitting

Most states in which we operate have employee and/or business licensing laws directed specifically toward professional installation and monitoring of security devices, as well as solar installations. Our business is also subject to requirements, codes, and standards imposed by local government jurisdictions, as well as various insurance, approval and listing, and standards organizations. We maintain the relevant and necessary licenses related to the provision of installation of security and solar systems and related services in the jurisdictions in which we operate.

Additionally, we rely extensively on telecommunications service providers, which are regulated in the U.S. by the Federal Communications Commission ("FCC") and state public utilities commissions, to communicate signals as part of the functionality and monitoring of security and solar systems.

Our security business is subject to various state and local measures aimed at reducing false alarms. Such measures include requiring permits for individual alarm systems, revoking such permits following a specified number of false alarms, imposing fines on customers or alarm monitoring companies for false alarms, limiting the number of times police will respond to alarms at a particular location after a specified number of false alarms, requiring additional verification of an alarm signal before the police respond, or providing no response to residential system alarms.

Our solar business is exposed to federal, state, and local government regulations and policies concerning the electric utility industry, as well as internal policies of the electric utility companies, including with respect to electricity pricing, tax credits and other incentives, and the interconnection of customer-owned electricity generation.

Consumer Protection and Privacy

Our advertising and sales practices are regulated by the U.S. Federal Trade Commission ("FTC") and state and consumer protection laws, which may include restrictions on the manner in which we promote the sale of our products and services and require us to provide most consumers with three-day or longer rescission rights.

Our collection and use of personal information and communications with current and potential customers are regulated by federal and state laws, which include restrictions on the use of telemarketing, auto-dialing technology, email marketing, and text communications; restrictions on the sale, sharing, and use of personal information; as well as requirements for the protection of thereof and actions to be taken in the event of a loss with respect thereto.

We use credit scoring to qualify our residential customers for certain offers and financing options. The use of credit reporting and scoring and offering financing options to our residential customers is subject to federal and state laws, including the federal Fair Credit Reporting Act, which limit the use of consumer credit reports, prohibit discrimination against protected classes when offering or granting credit, and require certain disclosures to customers in the event that we take an adverse action based on a consumer credit report.

We provide some residential customers the option of paying us up-front charges in installments and certain other customers the option of using third-party financing arrangements, all of which are subject to federal and state laws regulating consumer finance. These laws require certain mandatory consumer disclosures and, in some cases, limit our ability to impose certain fees and charges. In addition, some jurisdictions require us to register or obtain licenses in order to make installment contract or third-party financing options available to our customers.

Labor and Employment

Our operations are subject to regulation under the U.S. Occupational Safety and Health Act ("OSHA") and equivalent state laws. Failure to comply with applicable OSHA regulations or other federal, state, and local laws and regulations, even if no work-related serious injury or death occurs, may result in civil or criminal enforcement and substantial penalties, significant capital expenditures, or suspension or limitation of operations.

Additionally, in certain jurisdictions, we must obtain licenses or permits to comply with standards governing employee selection, training, and business conduct.

Environmental Protection

We continue to monitor emerging developments regarding environmental protection laws. At this time, we do not believe that federal, state, and local laws and regulations relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, or any existing or pending climate change legislation, regulation, or international treaties or accords are reasonably likely to have a material adverse effect on our business.

HUMAN CAPITAL AND ESG

As we seek to accomplish our corporate mission and execute on our strategic initiatives, our activities both directly and indirectly impact our customer base, our employees, and the communities we serve. We place a strong emphasis on environmental, social, and governance issues, and we believe such emphasis enhances our corporate performance, while enabling us to hire and retain top talent who share these values and passion about our organization.

Human Capital Management

The discussion below excludes individuals no longer employed by ADT as a result of the Commercial Divestiture.

As of December 31, 2023, we employed approximately 14,300 people, including approximately 2,400 direct field solution advisors; 3,300 installation and service technicians; 3,800 customer care professionals; and 900 phone sales representatives. During 2023, we made significant reductions to our workforce in our Solar segment as part of our overall branch rationalization and restructuring announced in November 2023.

Approximately 6% of our employees are covered by collective bargaining agreements; and we believe our relations with our employees and labor unions have generally been positive.

Performance Culture

ADT defines a Performance Culture as our shared values, priorities, and principles that shape beliefs and drive behaviors and decision-making to achieve high levels of performance at individual, team, and organizational levels. We are committed to fostering a culture and environment where every team member feels valued and empowered to collaborate and contribute to the achievement of business results as well as their individual career goals. We placed additional focus on differentiating individual employee performance for the 2022 performance year, which was reinforced through performance-based pay differentiation in 2023 via the merit pay process, the annual incentive plan, and the long-term incentive plan, subject to team member eligibility. In addition, we recently enhanced our annual performance rating scale to improve differentiation.

Talent Recruitment and Management

Our success in attracting, retaining, and developing a strong, dedicated, and diverse workforce depends in large part on our hiring and retaining top talent across the entire organization, especially regarding our management team and employees who interface directly with our customers, who make up most of our organization. We offer our employees competitive compensation, benefits, and health and wellness programs, as well as training, networking, development resources, performance feedback, and coaching. In addition, our long-term equity compensation plans are intended to align management interests with those of our stockholders and to encourage the creation of long-term value. We continue to deploy talent using a mix of hybrid, remote, and in-person work arrangements (based on role) to support talent attraction and retention in alignment with business needs. We made significant enhancements to our employee listening platform in 2023, designed to help ensure our environment promotes high levels of employee engagement and retention. Further, we expanded our talent management review practice in 2023 with leadership and advancement evaluations, as well as succession planning for our Executive Leadership Team ("ELT") roles reporting to the CEO.

Inclusive Diversity and Belonging ("IDB")

We are committed to building and sustaining a culture of inclusive diversity and deliberately advancing the maturity and effectiveness of our practices. Talent diversity starts with the recruitment and hiring process and continues through the learning, development, advancement, and retention of employees with wide-ranging backgrounds and experiences. We highly value our employees' diversity; and we aim to promote diversity awareness in all our talent management processes. We also monitor our talent diversity to understand our position relative to external benchmarks and the labor market.

As of December 31, 2023, overall diversity representation improved versus the prior year, with about half of our workforce comprised of racially and ethnically diverse employees and over 35% comprised of female employees. Executive racial and ethnic diversity also improved from the prior year.

ADT's Inclusive Diversity and Belonging Council (the "AIDBC") and its ten Business Employee Resource Groups ("BERG") are central to our ability to execute our IDB priorities. The AIDBC represents a broad cross section of our organization, including executive and senior management, that focuses on driving IDB commitments and priorities by identifying and prioritizing action, taking accountability for achieving results, and informing updates made to our CEO. Our IDB "North Star," which states that everyone deserves to feel safe, is defined by four strategic pillars: Inclusion, Diversity, Growth, and Unity (Community). The AIDBC partners with human resources leaders and business executives to establish commitments and action plans focused on attracting, growing, and developing talent through participation in business-sponsored IDB initiatives and community work. ADT's diversity-recruiting approach is built around four key strategies: diverse pipelines for critical talent, relationship building with diverse organizations, fostering an internal cultural of diversity champions, and ensuring recruiters and hiring managers are committed to diversity. IDB learning and education is supported by a comprehensive suite of on-demand resources; and IDB education and awareness continues to be a high-priority. We continue to encourage the sharing of diverse ideas; celebrate differences; value diversity; and provide the resources, space, and opportunity for employees to thrive and succeed.

BERGs offer our employees specific opportunities to partner and collaborate through learning and networking, volunteer projects, and mentoring. Our BERGs also participate in various business initiatives; and executives and officers from across the Company leverage their time, networks, and resources to support BERG initiatives and projects. To support BERG community advocacy and outreach, each BERG is granted a small budget to donate to nonprofit organizations that align with their missions. Deliberate growth and development of our BERGs is central to engaging and educating our employees about IDB.

Employee Well-being, Health, and Safety

We devote significant resources to team members' wellness, health, and safety. We continue to provide an annual well-being program available to all team members, which includes a variety of education and coaching programs. Employees enrolled in our self-insured medical plan are eligible for cash incentives by completing certain well-being activities.

Our Environmental, Health, and Safety ("EHS") vision is to build a culture that promotes safe behaviors on each task, every day, to achieve zero incidents and enhance employee wellness, and to minimize our environmental impact. In order to achieve our vision, we strive to incorporate our values of people, prevention, and accountability into our business. We focus on compliance with all applicable EHS requirements, and we believe that all occupational injuries and illnesses, as well as environmental incidents, are generally preventable. For example, we continue to institute fleet safety initiatives on our vehicles, including installing and maintaining collision warning and auto-braking technologies. Our EHS management system includes expectations for compliance, accountability, sustainability, and continuous improvement to foster a culture of safety that enables our employees to minimize risk and to understand and follow safety rules, as well as to identify, avoid, and correct unsafe actions, behaviors, or situations.

Environmental

We are committed to reducing our environmental impact by promoting environmental stewardship throughout our organization, and we continuously strive to improve our carbon footprint. We are also assessing environmental risk on our operations as one aspect of our enterprise risk management review process and plan to continue to do so on an ongoing basis. We have implemented our ADT Environmental Absolutes framework, which represents our focus on complying with environmental requirements, addressing proper disposal of waste streams, and promoting recycling of materials. We employ waste recycling and diversion programs and continue to monitor waste levels and reduce unnecessary trash hauls. We also continually explore methods to reduce greenhouse gases from our motor vehicle fleet, including through the purchase of newer vehicle models having greater fuel efficiency, the use of hybrid vehicles, and virtual service and installation. Our Virtual Assistance Program aims to lower our carbon footprint by avoiding thousands of vehicle trips each day. In addition, we have focused on efficiency improvements in lighting, air handling, and data operations while continuing to rationalize our real estate portfolio and through the utilization of renewable energy.

Social

Our Corporate Social Responsibility program is evolving to better align with our corporate strategy of offering safe, smart, and sustainable solutions. To that end, we are focusing on community programs that aim to create spaces where people feel safe. By supporting 'safe places,' we are helping provide preventative solutions with a broad impact. Through financial contributions and in-kind product donations of smart security systems, ADT can make a difference for these organizations. In addition, ADT employees volunteer for activities in their communities such as for block-beautification events and mentoring programs. ADT also supports a variety of nonprofits through volunteerism, corporate philanthropy, and in-kind product donations.

Governance

ADT prioritizes strong corporate governance, believing that this is the foundation for financial integrity and superior performance. Our board of directors (the "Board of Directors") is responsible for the oversight of our business and approves our operating values which are reflected in our Code of Conduct (the "Code").

We are committed to working to ensure all ADT employees uphold our core Company values of trust, collaboration, service, and innovation. This begins with the Code which describes our commitment to our customers, investors, communities, and each other. The Code outlines employee expectations and helps foster a culture of integrity. We adhere to the governance requirements established by federal and state law, the SEC, and the NYSE; and we strive to establish appropriate risk management methods and control procedures to adequately manage and monitor the major risks we may face day to day.

Additional information about our corporate responsibility priorities and approach and related reports are available on our website. The contents of our website and these reports are referenced for general information only and are not incorporated into this Annual Report.

AVAILABLE INFORMATION

Availability of SEC Reports

Our website is located at https://www.adt.com. Our investor relations website is located at https://investor.adt.com. We make available free of charge on our investor relations website under "Financials" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), other SEC filings, and any amendments to those reports that are filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at http://www.sec.gov.

Use of Website to Provide Information

From time to time, we have used, and expect in the future to use, our website as a means of disclosing material information to the public in a broad, non-exclusionary manner, including for purposes of the SEC's Regulation Fair Disclosure (Reg FD). Financial and other material information regarding the Company is routinely posted on our website and accessible at https://investor.adt.com. In order to receive notifications regarding new postings to our website, investors are encouraged to enroll on our website to receive automatic email alerts. None of the information on our website is incorporated into this Annual Report.

ITEM 1A. RISK FACTORS.

In addition to risks and uncertainties in the ordinary course of business that are common to all businesses, important factors that are specific to our industry and the Company could have a material adverse effect on our business, financial condition, results of operations, and cash flows. You should carefully consider the risks described below and in our subsequent periodic filings with the SEC. The following risk factors should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes in this Annual Report.

Risks Related to Our Products and Services

Our growth is dependent upon our ability to keep pace with rapid technological and industry changes through a combination of partnerships with third parties, internal development, and acquisitions, in order to obtain and maintain new technologies for our products and service introductions that achieve market acceptance with acceptable margins.

Our business operates in markets that are characterized by rapidly changing technologies, evolving industry standards, potential new entrants, and changes in customer needs and expectations. Accordingly, our future success depends in part on our ability to accomplish the following: identify emerging technological trends in our target end-markets; develop, acquire, and maintain competitive products and services that capitalize on existing and emerging trends; enhance our existing products and services by adding innovative features on a timely and cost-effective basis that differentiates us from our competitors; incorporate popular third-party interactive products and services into our product and service offerings; sufficiently capture and protect intellectual property rights in new inventions and other innovations; and develop or acquire and bring products and services, including enhancements, to market quickly and cost-effectively.

Our ability to develop, alone or with third parties, or to acquire new products and services that are technologically innovative requires the investment of significant resources and can affect our competitive position. In addition, the dynamic nature of these changes requires that we simultaneously engage in significant technology developmental efforts across our operations, including platform development, sales, marketing, customer care, customer self-service, virtual service, billing, and other substantive and administrative functions. Upgrading and implementing changes to any one of our systems could present challenges, including potential interruptions to system operations as changes are made, which could disrupt or reduce their efficiency in the short term and temporarily affect the quality of the products and services offered to customers. Moreover, the age of our systems and architecture may present unique challenges that we have not previously encountered as we undertake these developmental efforts simultaneously across our operations. These system updates and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new commercially successful technologies, products, or services on a timely basis.

From time to time, we enter into strategic partnerships with third parties to broaden and develop our offerings and marketing efforts. These strategic partnerships may require us to undertake significant commitments and make substantial expenditures and there can be no assurance that the expected benefits from these partnerships will be realized. For example, in July 2020, we entered into the Google Commercial Agreement, pursuant to which Google agreed to supply us with certain Google Devices and Services for sale to our customers. We have agreed, with certain exceptions, to exclusively provide or sell those Google Devices and Services to our customers, although Google can sell the same or similar devices to our competitors who may more successfully commercialize products or services that are competitive to ours, thereby materially harming our business. Given this exclusivity arrangement with Google, if Google fails to perform or to provide Google Devices and Services that continually meet the demands of our customers, or fails to provide continued innovation and investment in their relevant product businesses, or if we fail to provide or sell the Google Devices and Services that Google provides, or if we fail to develop products and services with Google that our customers find desirable, all in a timely manner, or if Google were to begin offering security products or services competitive to our own, our business, financial condition, results of operations, and cash flows could be materially, adversely impacted. In addition, subject to customary termination rights related to breach and change of control, the Google Commercial Agreement has an initial term of seven years from the date that the Google Devices and Services are successfully integrated into our end-user security and automation platform. Product introductions and the timing of such integration are focused on customer experience and are mutually agreed upon. Until such integration occurs, Google has the contractual right to require us, with certain exceptions, to exclusively offer those Google Devices and Services without integration for all new professional installations and for existing customers who do not have ADT Pulse or ADT Control interactive services.

In November 2020, we announced the ongoing development of our proprietary ADT-owned next-generation professional security and automation technology platform. Our comprehensive interactive platform is intended to provide customers with a seamless experience across security, life safety, automation, and analytics through a common application that integrates the user experience, the customer service experience, and back-end support. We may not achieve a successful platform rollout in a timely manner, within budget, or in a manner that enables the commercialization of products and services that meet the continually evolving demands of our customers, any of which could have a material adverse impact on our business, financial condition, results of operations, and cash flows. As we begin to commercialize products based upon our interactive platform, we have adjusted our processes for reviewing and securing intellectual property rights. Nevertheless, we may become the target of additional lawsuits alleging that we have infringed the patents or technology of third parties. Regardless of the merits of these lawsuits and any steps we take to mitigate infringement risk, any allegations could cause us to incur significant costs to defend and resolve, and could harm our business and reputation, any of which could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

In September 2022, we entered into a strategic relationship with State Farm with the goal of expanding our customer base by developing integrated solutions for State Farm's customers. As part of the strategic relationship, in October 2022, we entered into the State Farm Development Agreement, pursuant to which State Farm committed up to $300 million to fund product and technology innovation, customer growth, and marketing initiatives with us. Subject to the terms of the State Farm Development Agreement, we have agreed not to enter into any development, marketing, distribution, or other arrangement with certain competitors of State Farm and to refrain from developing, marketing, distributing, or making available to certain competitors of State Farm any products or services developed in connection with the State Farm Development Agreement. If we fail to successfully develop products and services that are utilized by State Farm's customer base pursuant to the State Farm Development Agreement, we may not achieve or realize the anticipated financial, strategic and other benefits of the strategic relationship with State Farm, and our growth prospects and our business, financial condition, results of operations, and cash flows could be materially adversely affected. Subject to termination rights related to breach and change of control, the State Farm Development Agreement has an initial term of three years from October 13, 2022.

Any new or enhanced products and services that we develop alone or pursuant to existing or new agreements with third parties may not satisfy customer preferences, and potential product failures may cause customers to reject our products and services. As a result, these products and services may not achieve market acceptance, and our brand image could suffer. In addition, our competitors may introduce superior products or business strategies, impairing our brand and the desirability of our products and services, which may cause customers to defer or forego purchases of our products and services, or to decline to enter into new monthly installment contracts or to cancel or fail to renew existing contracts. If our competitors implement new technologies before we can implement them, those competitors may be able to provide more effective products than ours, possibly at lower prices, and experience higher adoption rates and popularity. Any delay or failure in the introduction of new or enhanced solutions could harm our business, financial condition, results of operations, and cash flows. In addition, the markets for our products and services may not develop or grow as we anticipate, and any changes in our go-to-market approach may not be seen as favorable by customers. The failure of our technology, products, or services to gain market acceptance, the potential for product defects, or the obsolescence of our products and services could significantly reduce our revenue, increase our operating costs, or otherwise materially adversely affect our business, financial condition, results of operations, and cash flows.

The home security and automation markets in which we sell our products and services are highly competitive, which may result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products and services.

We experience significant competitive pressure in both the do-it-for-me ("DIFM") and DIY spaces. The monitored security industry is highly fragmented and subject to significant competition and pricing pressures. We experience significant competitive pricing pressures in the DIFM space on installation, monitoring, and service fees. Several competitors offer comparable or lower installation and monitoring fees, and others may charge significantly more for installation, but in many cases, less for monitoring. We also face competition in the DIY space from companies such as SimpliSafe, Apple HomeKit, and Amazon Ring, which enable customers to self-monitor and control their environments without third-party involvement through the Internet, text messages, emails, or similar communications. Some DIY providers may also offer professional monitoring with the purchase of their systems and equipment without a contractual commitment, or offer new IoT devices and services with automated features and capabilities, which may be appealing to customers and put us at a competitive disadvantage. In addition, certain DIY providers have a significantly broader customer base and product offering than us, allowing them to cross-subsidize their offerings through their other product offerings and cross-sell interactive and security solutions that are competitive with our offerings to customers who are loyal to the competitor's brand. Continuing expansion in customers' options to choose systems that they can in part or fully install could increase our attrition rates over time and the risk of accelerated amortization of customer contracts resulting from a declining customer base.

In addition, cable, telecommunications, and large technology companies have expanded into the home automation and monitored security industry and are bundling their existing offerings with interactive and monitored security services, often at lower monthly monitoring rates. These companies: (i) may have existing access to and relationships with customers, as well as highly recognized brands, which may drive increased awareness of their security/automation offerings relative to ours; (ii) may have access to greater capital and resources than us; and (iii) may spend significantly more on advertising, marketing, and promotional resources, as well as the acquisition of other companies with home automation solution offerings, any of which could have a material adverse effect on our ability to drive awareness and demand for our products and services. We may also face competition for direct sales from our independent, third-party authorized dealers, who may offer installation in particular markets for considerably less than we do.

Additionally, one or more of our competitors either in the DIFM or DIY space could develop a significant technological advantage over us, allowing them to provide additional or better-quality service or lower prices, which could put us at a competitive disadvantage. Continued pricing pressure, technology improvements, competitor brand loyalty, and continuing shifts in customer preferences toward self-monitoring and DIY could adversely impact our customer base, revenue, and/or pricing structure and have a material adverse effect on our business, financial condition, results of operations, and cash flows. Aggressive pricing strategies adopted by our competitors could cause us to lose market share, reduce our prices, and add significant pressure on our cost structure.

In addition, in connection with our continued rollout of Google Nest products, and as our pricing model becomes more transparent to consumers and we offer more optionality with tiered pricing and pricing disaggregation as compared to our current pricing model, our competitors may be better able to underprice us in the marketplace and our customers and potential customers may determine they can achieve a lower cost solution or higher value with an alternative provider. Changes in the transparency of our pricing may also result in new customers selecting lower cost solutions than they otherwise would have and our existing customers switching to our lower cost solutions or demanding that we lower the cost of their existing solutions, which could impact our revenue and profitability.

Furthermore, the new smart home communication protocol Matter launched in 2022, with new Matter-compatible products already available. The project group was launched and introduced by Amazon, Apple, Google, Comcast, and others, with about 280 members currently in the working group, including ADT. The goal of Matter is to make all smart home devices interoperable which presents risks for our smart home offerings because interoperable smart home offerings make it easier and less costly for consumers to switch providers, making it more difficult for ADT to retain existing subscribers.

If the insurance industry changes its practice of providing incentives to homeowners for the use of alarm monitoring services, we may experience a reduction in new customer growth or an increase in our customer attrition rate.

It has been common practice in the insurance industry to provide a reduction in rates for consumer policies written on homes that have monitored security systems. This practice benefits our business, as it makes our products more attractive and benefits customer retention, However, there can be no assurance that insurance companies will continue to offer these rate reductions.

If these incentives are reduced or eliminated, new homeowners who otherwise might not feel the need for monitored security services would have to be acquired through our standard sales and marketing processes, which could be at a higher cost of acquisition, and existing customers may choose to disconnect or not renew their service contracts, which could increase our attrition rates. In addition, as a result of our strategic relationship with State Farm, other insurance companies may offer rate reduction policies that favor our competitors' customers or may otherwise modify their practices in detriment of our customers. In each case, our growth prospects and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

The retirement of older telecommunications technology by telecommunications providers and limitations on our customers' options of telecommunications services and equipment could materially adversely affect our business, increase customer attrition, and require significant capital expenditures.

Certain elements of our operating model have historically relied on our customers' continued selection and use of traditional copper wireline telecommunications service to transmit alarm signals to our monitoring centers. There is a growing trend for customers to switch to the exclusive use of cellular or IP-based technology in their homes and businesses, as telecommunication providers discontinue their copper wireline services in favor of IP-based technology. Many of our customers' security systems rely on technology that is not operable with newer cellular or IP-based networks, and as such, will not transmit alarm signals on these networks. The discontinuation of copper landline services, older cellular technologies, and other services by telecommunications providers, as well as the switch by customers to the exclusive use of cellular or IP-based technology, may require system upgrades to alternative, and potentially more expensive, alarm systems to function and transmit alarm signals properly. This could increase our customer revenue attrition, as was the case when we sought to migrate certain customers from the earlier 2G networks, and slow new customer generation.

In February 2022, a major provider of 3G cellular networks began to retire its network and a major provider of Code-Division Multiple Access ("CDMA") began to do so in December 2022. Of our customers impacted by these retirements, we transitioned, or provided our customers with the means to transition, all but a relatively small number of customer accounts. None of these remaining customers have responded to our multiple requests to upgrade their systems and therefore we could not transition them prior to the relevant transition dates. A failure to effectively transition these customers away from retired networks will result in a loss of signal to the systems and certain services we provide, which may impact our ability to bill and collect for services provided. Implementation of additional service charges in connection with these transitions may cause customers to view such charges unfavorably, which could increase our customer attrition. We cannot know the full impact of network retirement on our customers and therefore on our business until sometime after all such retirements have occurred.

If we are unable to upgrade cellular equipment at customer sites to meet new network standards or to respond to other changes carriers are making or may make to their networks in a timely and cost-effective manner, whether due to an insufficient supply of electronic components or parts, an insufficient skilled labor force, or due to any other reason, or if we are sued by one or more customers due to our inability to provide certain services, or due to any loss incurred while we are not able to provide certain services, or due to any continuous billing for services after a prior or future transition date, our business, financial condition, results of operations, and cash flows, could be materially adversely affected. We have also recently become aware that one or more telecom carriers are beginning the process to retire their time-division multiplexing ("TDM") nodes that service toll-free numbers, which could require us to further upgrade certain of our customer equipment.

In November 2017, as part of the FCC's efforts to facilitate the transition from traditional copper-based wireline networks to IP-based fiber broadband networks, the FCC repealed its rules requiring telecommunications carriers to provide direct advanced public notice to consumers of the retirement of copper-based wireline networks. Many of our customers rely solely on copper-based telephone networks to transmit alarm signals from their premises to our monitoring stations. Since some customer alarm systems are not compatible with IP-based communication paths, we will be required to upgrade or install new technologies, which may include the need to subsidize the replacement of the customers' outdated systems at our expense. The carrier's ability to retire copper-based wireline networks without advanced notice could lead to customer confusion and impede our ability to timely transfer customers to new network technologies. Any technology upgrades or implementations could require significant capital expenditures, may increase our attrition rates, and may also divert management and other resource attention away from customer service and sales efforts for new customers. In the future, we may not be able to successfully implement new technologies or adapt existing technologies to changing market demands. If we are unable to adapt in a timely manner to changing technologies, market conditions or customer preferences, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

In addition, we use broadband Internet access service to support our product offerings, such as video monitoring and surveillance, and as a communications option for alarm monitoring and other services. Video monitoring and surveillance services use significantly more bandwidth than non-video Internet activity. As utilization rates and penetration of these services increase, the need for increased network capacity might necessitate incurring additional capital or operational expenditures to avoid service disruptions as well as ensure a seamless video experience for our customers, which could materially adversely impact our business, financial condition, results of operations, and cash flows.

Police and fire departments could refuse to respond to calls from monitored security service companies.

Police departments in certain jurisdictions do not respond to calls from monitored security service companies unless certain conditions are met, such as video or other verification or eyewitness accounts of suspicious activities, either as a matter of policy or by local ordinance. We offer video verification or the option to receive a response from private guard companies in certain jurisdictions, which increases the cost of some security systems and may increase the cost to customers. If additional police and fire departments refuse to respond or are prohibited from responding to calls from monitored security service companies unless certain conditions, such as those mentioned above, are met, consumer trust and confidence in our solutions may be damaged and our ability to attract and retain customers could be negatively impacted, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Our reputation as a service provider of high-quality security offerings may be materially adversely affected by product defects or shortfalls in customer service.

Our business depends on our reputation and ability to maintain good relationships with our customers, dealers, suppliers, and local regulators, among others. Our reputation may be harmed either through product defects, such as the failure of one or more of our customers' alarm systems, or shortfalls in customer service. Customers generally judge our performance through their interactions with staff at our monitoring and customer care centers, dealers, and field installation and service technicians, as well as their day-to-day interactions with our products and mobile applications. Any failure to meet customers' expectations in such customer service areas could harm our reputation or customer relationships and cause an increase in attrition rates or make it difficult to obtain new customers or otherwise have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, we have attempted to control the operating costs of certain of our customer care operations using lower cost labor in certain foreign countries that may be subject to relatively higher degrees of political and social instability and may lack the infrastructure to withstand political unrest or natural disasters. The occurrence of natural disasters, pandemics, political or economic instability, or other activities in such countries could result in the sudden and continued closure of operations that in turn could cause disruptions in our operations and a failure to maintain our existing level and quality of customer care. The practice of utilizing labor based in foreign countries has come under increased scrutiny in the United States. Governmental authorities could seek to limit or penalize our operations, and our customers may not value the services provided by such operations. In addition, we are subject to applicable anti-corruption laws and regulations, such as The Foreign Corrupt Practices Act, that prohibit certain types of payments and which could expose us to significant penalties, fines, settlements, costs and consent orders that may curtail or restrict our business. Any such outcome could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Unauthorized use of our brand names by third parties, and the expenses incurred in developing and preserving the value of our brand names, may materially adversely affect our business.

Our brand names are critical to our success. Unauthorized use of our brand names by third parties may materially adversely affect our business and reputation, including the perceived quality and reliability of our products and services, as well as brand loyalty. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners, and others to protect the value of our brand names. Despite our precautions, we cannot provide assurance that those procedures are sufficiently effective to protect against unauthorized third-party use of our brand names. In recent years, various third parties have used our brand names to engage in fraudulent activities, including unauthorized telemarketing conducted in our names to induce our existing customers to switch to competing monitoring service providers, lead generation activities for competitors, and obtaining personally identifiable or personal financial information. Third parties sometimes use our names and trademarks, or other confusingly similar variations thereof, in other contexts that may impact our brands. We may not be successful in detecting, investigating, preventing, or prosecuting all unauthorized third-party use of our brand names. Future litigation with respect to such unauthorized use could also result in substantial costs and diversion of our resources. Additionally, pursuant to the Brand License we entered into in connection with the Commercial Divestiture, GTCR is allowed to use the ADT brand and other trademarks for a period of 12 months. During this period, we have limited control over the use of the ADT Commercial brand by GTCR, which may increase the risk of damage to the brand for our remaining businesses. These factors could materially adversely affect our reputation, business, financial condition, results of operations, and cash flows.

Third parties hold rights to certain of our key brand names outside of the U.S.

Our success depends in part on our continued ability to use trademarks to capitalize on our brands' name-recognition and to further develop our brands in the U.S, as well as in other international markets should we choose to expand and continue to grow our business outside of the U.S. in the future. Not all the trademarks that are used by our brands have been registered in all of the countries in which we may do business in the future, and some trademarks may never be registered in any or all of these countries. Rights in trademarks are generally territorial in nature and are obtained on a country-by-country basis by the first person to obtain protection through use or registration in that country in connection with specified products and services. Some countries' laws do not protect unregistered trademarks at all or make them more difficult to enforce; and third parties may have filed for "ADT" or marks similar to our blue octagon logo in countries where we have not registered these brands as trademarks. Accordingly, we may not be able to adequately protect our brands everywhere in the world and use of such brands may result in liability for trademark infringement, trademark dilution, or unfair competition.

For example, certain trademarks associated with the ADT brand, including "ADT" and the blue octagon, are owned in all territories outside of the U.S. and Canada by Johnson Controls, which acquired and merged with and into Tyco. In certain instances, such trademarks are licensed in certain territories outside the U.S. and Canada by Johnson Controls to third parties. Pursuant to a trademark agreement entered into between The ADT Corporation and Tyco (the "Tyco Trademark Agreement") in connection with the separation of The ADT Corporation from Tyco in 2012, which endures in perpetuity, we are prohibited from ever registering, attempting to register or using such trademarks outside the U.S. (including Puerto Rico and the US Virgin Islands) and Canada, and we may not challenge Tyco's rights in such trademarks outside the U.S. and Canada. Additionally, under the Tyco Trademark Agreement, we and Tyco each has the right to propose new secondary source indicators (e.g., "Pulse") to become designated source indicators of such party. To qualify as a designated source indicator, certain specified criteria must be met, including that the indicator has not been used as a material indicator by the non-proposing party or its affiliates over the previous seven years. If we are unable to object to Tyco's proposal for a new designated source indicator by successfully asserting that the new indicator did not meet the requisite criteria, we would subsequently be precluded from using, registering, or attempting to register such indicator in any jurisdiction, including the U.S. and Canada, whether alone or in connection with an ADT brand. Any dilution, infringement, or customer confusion with respect to our brand or use of trade names, or the inability to use such names as we expand our existing and create new strategic relationships, could materially adversely affect our reputation, business, financial condition, results of operations, and cash flows.

In addition, in November 2019, we sold all our shares of ADT Canada to TELUS and, among other things, entered into a non-competition and non-solicitation agreement with TELUS pursuant to which we agreed not to directly or indirectly engage in a business competitive with ADT Canada, subject to limited exceptions, for a period of seven years. In connection with our sale of ADT Canada, we also entered into a patent and trademark license agreement with TELUS granting them (i) the use of our patents in Canada for a period of seven years and (ii) the exclusive rights to use our trademarks in Canada for a period of five years followed by non-exclusive use of our trademarks for an additional two years. Any violation by TELUS of our agreements with them, or their misuse of our intellectual property or behavior by TELUS in a manner that incorrectly reflects poorly on us because of TELUS's use of our intellectual property could damage our brand and reputation and have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Risks Related to Our Operations

We rely on a significant number of our customers remaining with us as customers for long periods of time.

New customers require an upfront investment, and we generally achieve revenue break-even in less than two and a half years. Accordingly, our long-term profitability is dependent on long customer tenure. This requires that we minimize our rate of customer disconnects, or attrition, which can increase as a result of factors such as customer relocations, problems experienced with our product or service quality, customer service, increased interoperability of smart home devices now or in the future, customer non-pay, unfavorable general economic conditions, and the preference for lower pricing of competitors' products and services over ours. If attrition rates were to rise significantly, we may be required to accelerate the depreciation and amortization expense for, or to impair, certain of our assets, including with respect to subscriber and customer relationships, which would cause a material adverse effect on our financial condition and results of operations. In addition, if we fail to keep our customers for a sufficiently long period of time, or our attrition rates increase, our profitability, business, financial condition, results of operations, and cash flows could be materially adversely affected.

Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of our information and technology networks and systems could materially adversely affect us.

We are dependent on the capacity, reliability, and security of information technology networks and systems, including Internet and Internet-based or "cloud" computing services, to collect, process, transmit, and store electronic information. We have completed a significant number of acquisitions of companies that operate different technology platforms and systems. We are continuously implementing modifications and upgrades to our existing information technology systems to keep up with changing technology and business demands. Aiming to provide a seamless customer experience, we are also integrating systems from our various acquisitions, making changes to legacy systems, replacing legacy systems with successor systems with new functionality, and implementing new systems. We are also implementing modifications to various technology platforms and systems as part of the transition services related to the Commercial Divestiture.

The dynamic nature of these and other changes we are undertaking require that we simultaneously engage in significant technology developmental efforts across our operations, including platform development, sales, marketing, customer care, customer self-service, virtual service, billing, and other substantive and administrative functions. Upgrading and implementing changes to any one of our systems could present challenges, and any delay in making such changes or replacements or in purchasing new systems could have a material adverse effect on our business, financial condition, results of operations, and cash flows. There are inherent costs and risks associated with integrating, replacing, and changing these systems and implementing new systems, including potential disruptions in our sales, operations, and customer service functions which may reduce their efficiency in the short term; loss of customers' confidential or other information; potential negative reception from customers; potential disruption of our internal control structure; substantial capital expenditures; additional administration and operating expenses; retention of sufficiently skilled personnel to integrate, implement, and operate the new systems and an increase in human capital costs; demands on management time; challenges securing our systems along with dependent processes from cybersecurity threats; and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems.

If we do not effectively implement our plans to migrate our technology infrastructure to the cloud, we could experience significant disruptions in our operations, which could have a material adverse effect on our results of operations and financial condition.

We plan to migrate our technology infrastructure to the cloud. This initiative is a major undertaking as we migrate and reconfigure our current system processes, transactions, data and controls to a new cloud-based platform. This transition could have a significant impact on our business processes, financial reporting, information systems and internal controls.

As we implement the transition of our technology infrastructure to the cloud, we may need to divert resources away from other important business operations, including management attention. Additionally, we may experience difficulties as we manage these changes and transition our technology infrastructure to the public cloud, including loss or corruption of data, interruptions in service and downtime, increased cyber threats and activity, delayed financial reporting, unanticipated expenses including increased costs of implementation and of conducting business, and lost revenue. Although we plan to conduct design validations and user testing, these may cause delays in transacting our business due to system challenges, limitations in functionality, inadequate management or process deficiencies in the development and use of our systems. Difficulties in implementing or an inability to effectively implement our migration plans could disrupt our operations and harm our business.

As we increase our reliance on cloud infrastructure, our products and services will become increasingly reliant on continued access to, and the continued stability, reliability, and flexibility of third-party cloud services. We have limited control over third-party cloud operations and facilities on which we plan to host our technology infrastructure. Any changes in third-party service levels or any disruptions or delays from errors, defects, hacking incidents, security breaches, computer viruses, DDoS attacks, bad acts or performance problems could harm our reputation, damage our customers' businesses, and harm our business. Our third-party cloud providers are also vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, war, public health crises, such as COVID-19, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. Although our transition and migration to the public cloud may increase our risk of liability and cause us to incur significant technical, legal or other costs, we may have limited remedies against third-party providers in connection with such liabilities.

Additionally, our third-party cloud providers may not be able to effectively manage existing traffic levels or increased demand in capacity requirements, especially to cover peak levels or spikes in traffic, and as a result, our customers may experience delays in accessing our solutions or encounter slower performance in our solutions, which could significantly harm the operations of our customers. Interruptions in our services might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, and cause customers to terminate their subscriptions or harm our renewal rates. Finally, we may in the future be unable to secure additional cloud hosting capacity on commercially reasonable terms or at all. If any of our third-party cloud providers increase pricing terms, terminate or seek to terminate our contractual relationship or change or interpret their terms of service or policies in a manner that is unfavorable, we may be required to transfer to another provider and may incur significant costs and experience service interruptions.

Cybersecurity breaches or threats or other unauthorized access or attempts to access to our systems could compromise the security of our systems and otherwise disrupt our normal operations which could have a material adverse effect on our business, results of operations and financial condition.

We collect, process, transmit, and store sensitive and confidential information related to our customers, employees and business partners, as well as proprietary information related to our business, such as business plans and license agreements. This makes us vulnerable to cyber attacks and other attempts to gain unauthorized access to our information and technology networks and systems, including work from home environments. Cyber attacks may come from phishing, malware, ransomware, or other methods. While we implement security measures within our products, services, operations, and, to a limited extent, within other actors' systems, cyber attacks continue to evolve in sophistication and volume and we may not be able to detect or prevent cybersecurity breaches; the unauthorized access, capture, or alteration of information; the exposure or exploitation of potential security vulnerabilities; distributed denial of service attacks; the installation of malware or ransomware; acts of vandalism; computer viruses; or misplaced data or data loss that could materially adversely impact our reputation, business, financial condition, results of operations, and cash flows. Despite our security measures, we have been the target of a number of these forms of cyber attacks, and we will likely continue to be subject to such attacks in the future. If one of these cyber attacks is successful, it may result in disrupted operations, misstated or misappropriated financial data, theft of our confidential or proprietary or other information, increased cybersecurity protection costs, and reputational damage. In addition, we may be the subject to regulatory scrutiny or exposed to litigation or other claims by affected persons including our customers and business partners. While we maintain insurance coverage that is intended to address certain aspects of data security risks, such insurance coverage may not be sufficient to cover all losses or all types of claims that may arise.

In addition, following the Commercial Divestiture, certain employees of the divested business will have access to our financial and other internal systems for a period of time which exposes us to increased risks related to information theft and unauthorized system access. Any measures we have taken or may take in the future to protect against theft and unauthorized system access cannot provide absolute protection against employees who may wrongfully use such technology, intellectual property, or information, or wrongfully disclose such technology and intellectual, confidential, proprietary, or any other information to third parties, including our competitors.

Our business also requires us to share confidential information with suppliers and other third parties. Third parties, including our partners and vendors, could also be a source of security risk to us, or cause disruptions to our normal operations, in the event of a failure of their own products, components, networks, security systems, and infrastructure. For example, in 2021, one of our vendors, the Ultimate Kronos Group ("Kronos"), which is a workforce management and human capital management cloud provider, experienced a ransomware attack that resulted in Kronos temporarily decommissioning the functionality of certain of its cloud software, requiring us to find alternative methods to properly pay our employees and to monitor the status of the work in progress of certain of our projects in a timely manner. In addition, some of the products we sell and provide services for are categorized as IoT and may become targets for cybercriminals and other actors attempting to gain unauthorized access. The significant increase in the number of our employees working from home further exposes us to security risks. Although we take steps to secure confidential, proprietary or other information that is provided to or accessible by third parties working on our behalf, we cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography, or other developments will not compromise or breach the technology protecting the networks that access our products and services.

A significant actual or perceived (whether or not valid) theft, loss, fraudulent use or misuse of customer, employee, or other personally identifiable data, whether by us, our partners and vendors, or other third parties, or as a result of employee error or malfeasance or otherwise, non-compliance with applicable industry standards or our contractual or other legal obligations regarding such data, or a violation of our privacy and information security policies with respect to such data, could result in significant remediation costs, administrative fines, litigation or other claims by third parties, or regulatory actions against us. Such an event could additionally result in unfavorable publicity and therefore materially and adversely affect the market's perception of the security and reliability of our products and services and our credibility and reputation with our customers, which may lead to customer dissatisfaction and could result in lost sales and increased customer revenue attrition.

In addition, we depend on our information technology infrastructure for business-to-business and business-to-consumer electronic commerce. Security breaches of, or sustained attacks against, this infrastructure could create system disruptions and shutdowns that could negatively impact our operations. Increasingly, our products and services are accessed through the Internet, and security breaches in connection with the delivery of our services via the Internet may affect us and could be detrimental to our reputation, business, financial condition, results of operations, and cash flows. There can be no assurance that our continued investments in new and emerging technology and other solutions to protect our network and information systems will prevent any of the risks described herein. In addition, any delay in making such investments due to conflicting budget priorities or otherwise could have a material adverse effect on our business, financial condition, results of operations, and cash flows. There can be no assurance that our insurance will be sufficient to protect against all our losses from any future disruptions or breaches of our systems or other events as described herein.

Uncertainty in the development, deployment, and use of AI in our products and services, as well as our business more broadly, could adversely affect our business and reputation.

We may use systems and tools that incorporate AI-based technologies, including generative AI for customers, experts, and our workforce. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. The development, adoption, and use for generative AI technology remains in early stages and ineffective or inadequate AI or generative AI development or deployment practices by us or third parties could result in unintended consequences. For example, AI algorithms that we use may be flawed or may be based on datasets that are biased or insufficient. In addition, any latency, disruption, or failure in our AI systems or infrastructure could result in delays or errors in our offerings. Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase our costs. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use and deployment of AI. In addition, third parties may deploy AI technologies in a manner that reduces customer demand for our products and services. Any of the foregoing may result in decreased demand for our products or harm to our business, results of operations or reputation.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain including in the areas of intellectual property, cybersecurity, and privacy and data protection. For example, there is uncertainty around the validity and enforceability of intellectual property rights related to our use, development, and deployment of AI. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

We depend on third-party providers and suppliers for components of our security and automation systems, third-party software licenses for our products and services, and third-party providers to transmit signals to our monitoring facilities and provide other services to our customers. Any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

The components for the security and automation systems that we install or consume are manufactured by third parties. We are therefore susceptible to interruptions in supply and to the receipt of components that do not meet our standards. Our suppliers may be susceptible to disruptions from fire, natural disasters, weather and the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), health epidemics and pandemics, transmission interruptions, extended power outages, human or other error, malicious acts, terrorism, war, sabotage, government actions, or other concerns impacting their local workforce or operations, all of which are beyond our and their control. Any financial or other difficulties our providers face may have negative effects on our business.

We exercise limited control over our suppliers, which increases our vulnerability to problems with the products and services they provide or to their choice of which companies they will allow to sell their products. For example, we are subject to the risk of unique or recurring shortages in materials which are part of our inventory. The 2021-2022 worldwide shortage of electronic components, which caused the lead times for such components' manufacture and delivery to increase and extended existing commitments by certain manufacturers, and in certain cases, allocations, have improved. However, the lead times have not gone back to pre-2021 levels, and we still have to closely monitor and give earlier forecasts and purchase commitments to suppliers to procure components to accommodate the longer lead times. While a single cause of the shortages was not identified, it was believed that among other reasons, there was a surge in demand for such components and major growth in certain sectors which rely on such components, and these trends may continue and increase. Certain of our key suppliers have seen this impact their ability to obtain certain components which could present challenges to our ability to obtain the inventory necessary to meet the demands of our new and existing customers, and to complete crucial initiatives such as the upgrading of cellular equipment at customer sites to meet new network standards. We are also subject to supply chain disruption should we learn that any of our suppliers is in violation of legislation which bans the import of goods based on their method of production, such as using forced labor or otherwise. This may also result in negative publicity regarding our production methods, and alleged unethical or illegal practices of any of our suppliers and could adversely affect our reputation. Our efforts to minimize the risk of a disruption from a single supplier may not always be effective, and we have experienced some disruptions in our supply chain during recent years. Any continued or more significant interruption in supply could cause significant delays in installations and repairs and the loss of current and potential customers. Although some specific shortages may be resolved, they may recur. From time to time, we may also experience product recalls and other unplanned product repairs or replacements with customers. We have recently experienced such product service events, few of which are material, although there can be no assurance that any such future product service events will not be more extensive or more costly, material to us, and/or require the outlay of cash while we pursue cost recovery from manufacturers and suppliers, and there can be no assurance that we will be successful in pursuing recoveries from those third parties. If a previously installed component were found to be defective, we might not be able to recover the costs associated with its repair or replacement across our installed customer base, and these costs, or the diversion of technical personnel to address the defect could materially adversely affect our business, financial condition, results of operations, and cash flows. Such incidents may also harm our reputation and may result in litigation or other claims from customers. In the event of a product recall or litigation against our suppliers or us, we could experience a material adverse effect on our business, financial condition, results of operations, and cash flows.

We rely on third-party software for key automation features in certain of our offerings and on the interoperation of that software with our own, such as our mobile applications and related platform. We could experience service disruptions if customer usage patterns for such integrated or combined offerings exceed, or are otherwise outside of, system design parameters and we or our third-party provider is unable to make corrections. Such disruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships, and materially and adversely affect our business. We also rely on certain software technology that we license from third parties and use in our products and services to perform key functions and provide critical functionality. For example, we license the software platform for our monitoring operations from third parties. Because a number of our products and services incorporate technology developed and maintained by third parties, we are, to a certain extent, dependent upon such third parties' ability to update, maintain, or enhance their current products and services; to ensure that their products are free of defects or security vulnerabilities; to develop new products and services on a timely and cost-effective basis; and to respond to emerging industry standards, customer preferences, and other technological changes. Further, these third-party technology licenses may not always be available to us on commercially reasonable terms, or at all. If third-party vendors decide not to renew our in-between agreements or to limit our access to their offerings, or the third-party technology becomes obsolete, is incompatible with future versions of our products or services, or otherwise fails to address our needs, we cannot provide assurance that we would be able to replace the functionality provided by the third-party software with technology from alternative providers. Furthermore, even if we obtain licenses to alternative software products or services that provide the functionality we need, we may be required to replace hardware installed at our monitoring centers, work from home environments, and at our customers' sites, including security system control panels and peripherals, in order to execute our integration of or migration to alternative software products. Any of these factors could materially adversely affect our business, financial condition, results of operations, and cash flows.

We also rely on various third-party telecommunications providers and signal processing centers to transmit and communicate signals to our monitoring facilities and work from home environments in a timely and consistent manner. These telecommunications providers and signal processing centers could deprioritize or fail to transmit or communicate these signals to the monitoring facilities and work from home environment for many reasons, including disruptions from fire, natural disasters, weather, and the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), health epidemics or pandemics, transmission interruption, extended power outages, human or other error, malicious acts, including cyber attacks, provider preferences regarding the signals that get transmitted, government actions, war, terrorism, sabotage, or other conflicts, or as a result of disruptions to internal and external networks or third party transmission lines. The failure of one or more of these telecommunications providers or signal processing centers to transmit and communicate signals to our monitoring facilities and work from home environments in a timely manner could affect our ability to provide alarm monitoring, home automation, and interactive services to our customers. We also rely on third-party technology companies to provide automation and interactive services to our customers. These technology companies could fail to provide these services consistently, or at all, which could result in our inability to meet customer demand and damage our reputation. There can be no assurance that third-party telecommunications providers, signal processing centers, and other technology companies will continue to transmit and communicate signals to our monitoring facilities and work from home environments or provide home automation and interactive services to customers without disruption. Any such failure or disruption, particularly one of a prolonged duration, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. As mentioned above, telecommunications providers have in the past, and may in the future, retire older telecommunications technology, limiting our customers' options of telecommunications services and equipment, which could materially adversely affect our business, increase customer attrition and require significant capital expenditures.

An event causing a disruption in the ability of our monitoring facilities or customer care resources, including work from home operations, to operate could materially adversely affect our business.

A disruption in our ability to provide security monitoring services or otherwise provide ongoing customer care to our customers could have a material adverse effect on our business. A disruption could occur for many reasons, including fire, natural disasters, weather, and the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), health epidemics or pandemics, transmission interruption, extended power outages, human or other error, malicious acts, provider preferences regarding the signals that get transmitted, government actions, war, terrorism, sabotage, or other conflicts, or as a result of disruptions to internal and external networks or third party transmission lines. Monitoring and customer care could also be disrupted by information systems and network-related events or cybersecurity attacks, such as computer hacking, computer viruses, worms, or other malicious software, distributed denial of service attacks, malicious social engineering, or other destructive or disruptive activities that could also cause damage to our properties, equipment, and data. A failure of our redundant back-up procedures or a disruption affecting multiple monitoring facilities or work from home environments could disrupt our ability to provide security monitoring or customer care services to our customers. If we experience such disruptions, we may experience customer dissatisfaction and potential loss of confidence, and liabilities to customers or other third parties, each of which could harm our reputation and impact future revenues. We could also be subject to claims or litigation with respect to losses caused by such disruptions. Our insurance may not be sufficient to fully cover our losses or may not cover a particular event at all. Any such disruptions or outcomes could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

A variety of events have had and could have in the future a significant negative impact on our ability to carry on our normal operations and could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We have business continuity and disaster recovery plans and procedures designed to protect our business against a variety of events, including natural disasters, health epidemics or pandemics and armed conflicts or other hostilities. However, we cannot guarantee that these plans and procedures will prevent or efficiently mitigate the impact of all catastrophic events, especially those which are inherently unpredictable and beyond our anticipated thresholds or impact tolerances. Such events may impact macroeconomic conditions, consumer behavior, labor availability, or damage our facilities and our ability to provide our products and services to customers. Governmental responses to such events, including restrictions to businesses, can also affect the foregoing items and adversely affect our operations. Such events may also heighten other risks disclosed in these risk factors, including, but not limited to, those related to supply chain interruptions and consumer perceptions of our brand and industry. For example, the outbreak of the coronavirus pandemic in 2020 contributed to consumer unease and decreased discretionary spending. In order to maintain our operations, we had to implement measures to protect the health of our employees and our customers. Furthermore, while we maintain insurance, our coverage may not sufficiently cover all types of losses or claims that may arise and we may be unable to adequately offset any losses we may incur.

We rely on monitoring centers and customer care centers as an integral part of our ongoing business operations and we have deployed hybrid and remote working options. The closure of any site or any widespread absence of the employees remaining in any such site could result in a material disruption to our business. Because the majority of employees who staff these operations currently conduct their jobs from home, our work from home environment could subject us to the failure of the communications networks serving our employees which we no longer control and who may not have sufficient back up capabilities. In addition, this work from home environment results in more home access points that are susceptible to cybersecurity attacks, such as computer hacking, computer viruses, worms or other malicious software or malicious activities. In addition, our monitoring centers are listed by UL and must meet certain requirements to maintain that listing. UL has adopted a temporary standard that enables our operators to work from home while remaining within the listing requirements and we must ensure that each such home environment continues to meet all such requirements as well as the UL permanent requirements, which have been established by UL. Our employees who work from home may also experience a decrease in the quality of job performance, whether immediate or over time. Any such impact with respect to our employees who are working from home could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our independent, third-party authorized dealers may not be able to mitigate certain risks such as information technology breaches, data security breaches, product liability, errors and omissions, and marketing compliance.

We generate a portion of our new customers through our authorized dealer network. We rely on independent, third-party authorized dealers to implement mitigation plans for certain risks they may experience, including, but not limited to, information technology breaches, data security breaches, product liability, errors and omissions, and marketing compliance. In addition, our dealers rely on other third parties to submit orders and transmit data and may themselves be subject to many of these same risks. If our authorized dealers or the third parties on whom they rely experience any of these risks, or fail to implement mitigation plans for their risks, or if such implemented mitigation plans are inadequate or fail, we may be susceptible to business, legal, or reputational risks associated with our authorized dealers on which we rely to generate customers. Any interruption or permanent disruption in the generation of customer accounts or services provided by our authorized dealers could materially adversely affect our business, financial condition, results of operations, and cash flows.

We may pursue business opportunities that diverge from our current business model, or invest in new businesses, services, and technologies outside the traditional security and interactive services market, any of which may materially adversely affect our business results or financial condition.

We have and will continue to pursue and invest in new business opportunities that may diverge from our current business model and practices, including expanding our products or service offerings, investing in new and unproven technologies, adding customer acquisition channels, and forming new alliances with companies to market our services. We can provide no assurance that any such business opportunities or investments will perform as expected. Among other negative effects, our pursuit of such business opportunities could cause our cost of investment in new customers to grow at a faster rate than our recurring revenue and fees collected at the time of installation. In addition, any new business partner may not agree to the terms and conditions or limitations on liability that we typically impose upon third parties. Acquisitions in recent years have also significantly expanded our risk profile. For example, in December 2021 we acquired ADT Solar although our core business was not then extended to the residential solar market. In September 2022, we announced a strategic relationship with State Farm and our intention to develop products and services to satisfy certain needs of State Farm's property and casualty customers which represents a significant entry point into the insurance industry. Additionally, any new alliances or customer acquisition channels could require large investments of capital to develop such business, or have higher cost structures than our current arrangements, which could reduce operating margins and require more working capital. If working capital requirements exceed operating cash flow, we could be required to draw on our revolving credit facility, or pursue other external financing, which may not be readily available. We may also experience capital loss on some or all our investments, insufficient revenue from such investments to offset new liabilities assumed and expenses associated with these new investments, distraction of management from current operations, and issues not identified during pre-investment planning and due diligence that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. In such cases, we may decide to revise our strategic plans and adjust our operating footprint to optimize our operations, or exit certain businesses or product lines entirely. For example, after recording a series of losses with respect to our acquisition of ADT Solar, we announced in November 2023 a series of steps to rationalize the ADT Solar business, and in January 2024, we made a determination to exit the Solar business entirely. Any of these factors could materially adversely affect our business, financial condition, results of operations, and cash flows.

We continue to integrate our acquisitions, as well as to separate certain shared services following the Commercial Divestiture, which may divert management's attention from our ongoing operations. We may not achieve all of the anticipated benefits, synergies, or cost savings from our acquisitions or the Commercial Divestiture.

Our historical acquisitions require the integration of separate companies that have previously operated independently. The continued integration of operations, information technology networks and systems, products, and personnel from our acquisitions, as well as the separation of certain shared services following the Commercial Divestiture, will continue to require the attention of our management and place demands on other internal resources. In addition, the overall continued integration of our acquired businesses may be disruptive to our business as a whole and result in material unanticipated problems, expenses, liabilities, competitive responses, and loss of customer relationships. The diversion of management's attention, and any difficulties encountered in the transition, integration, and divestiture processes, could materially adversely affect our business, financial condition, results of operations, and cash flows.

Further, we continue to integrate the financial reporting systems and processes of various companies we have acquired. Successfully implementing our business plan and complying with the SOX Act and other regulations requires us to be able to prepare timely and accurate consolidated financial statements. Any delay in this implementation of, or disruption in, the transition to new or enhanced systems, procedures, or controls, including internal controls and disclosure controls and procedures, may cause us to present restatements or cause our operations to suffer, and we may be unable to conclude that our internal controls over financial reporting are effective and to obtain an unqualified report on internal controls from our independent registered public accounting firm.

Any of these difficulties in combining operations or separating certain shared services following the Commercial Divestiture could result in increased costs, decreases in the amount of expected revenues, and further diversion of management's time and energy, which could materially adversely affect our business, financial condition, results of operations, and cash flows.

We have made a determination to fully exit the residential Solar business, following previously-announced plans to rationalize the ADT Solar business, and our exit of the Solar business is subject to uncertainties and risks that may materially adversely affect our financial condition and results of operations.

On November 2, 2023, we announced a series of steps to rationalize the ADT Solar business, significantly reducing the number of ADT Solar branches in light of continued operational challenges and underperformance of operating results relative to expectations. Based on continued assessment of the market and evaluation of Solar operating results, on January 24, 2024, we announced that the Company had made a determination to fully exit the residential solar business, which may include the transition of components of the business to other parties. We expect to complete the ADT Solar Exit during 2024. There can be no assurance regarding the ultimate timing of the ADT Solar Exit or that the ADT Solar Exit will be completed as expected. Unanticipated developments could delay, prevent or otherwise adversely affect the Solar Exit and the anticipated financial impact thereof, including, but not limited to:

- challenges in accurately predicting the costs associated with Solar Exit activities and in anticipating the time necessary to complete an orderly managed exit of the remaining Solar Business;
- challenges in separating personnel, facilities, equipment, intellectual property, and financial or other systems with minimal impact on our remaining business; and
- our ability to offset the loss of revenue resulting from the Solar Exit and the loss of any synergies between ADT Solar and our remaining business.

In connection with the ADT Solar Exit, we anticipate incurring severance and other costs. The ADT Solar Exit, whether or not completed, may result in significant business disruptions, including as a result of the need for management to spend significant time on activities related to the ADT Solar Exit. Moreover, the ADT Solar Exit may disrupt our relationships with customers, suppliers and other third parties, which could make our brand less attractive to consumers and business partners. The ADT Solar Exit, including related charges and the impact of the related workforce reduction, which may include potential legal claims by impacted employees, could have a material adverse effect on our business, operating results and financial condition.

The ADT Solar Exit may also involve continued financial involvement in the discontinued operations, such as by causing us to continue to incur expenses to maintain services for completed installations and to complete those installations which have not yet been completed, or through continuing guarantees, indemnities or other financial obligations, such as a requirement by lenders that we repay outstanding loan amounts for jobs that have not achieved permission to operate in a timely manner or that we are otherwise required to repurchase pursuant to existing loan agreements. The incurrence of any such cost or action could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not achieve some or all of the strategic and financial benefits that we expect to achieve from the Commercial Divestiture or the Solar Exit which could have a material adverse effect on our financial condition and results of operations.

Although we believe the Commercial Divestiture and the ADT Solar Exit will place us in a better position to prioritize investments in our core business where we intend to drive profitable, capital-efficient revenue growth for the long-term, there can be no assurance that we will achieve such benefits, which could have a material adverse impact on our business, financial condition, results of operations, and cash flows. The anticipated benefits are based on several assumptions, some of which may prove incorrect, and could be affected by factors beyond our control, including, without limitation, general economic conditions, increased operating costs, regulatory developments, and other risks described in these risk factors.

In connection with the Commercial Divestiture, we entered into a transition services agreement (the "Commercial TSA"), pursuant to which the Company and the Commercial Business will provide certain transitional services relating to ongoing support and other administrative functions to each other for a transitional period of up to 24 months after the closing of the Commercial Divestiture. We rely on the Commercial Business to satisfy its obligations under the Commercial TSA. If the Commercial Business is unable to satisfy its obligations under the Commercial TSA, or if the transition of services covered by the Commercial TSA takes longer to complete than expected, it could have a material and adverse effect on our business, financial condition, and results of operations. In addition, we may not be able to eliminate certain costs after the completion of the transition period covered by the Commercial TSA. If we are unable to eliminate some of these costs or effectively work with our supplies to reduce the costs associated with fewer employees or customers, it could have a material and adverse effect on our business, financial condition, and results of operations.

ADT will be a less diversified business following the Commercial Divestiture and the ADT Solar Exit, which may adversely affect ADT's results of operations and financial condition.

Prior to the Commercial Divestiture, ADT had three business segments, CSB, Commercial, and Solar. The Commercial Divestiture resulted in ADT being a smaller, less diversified company more focused on consumers, potentially making ADT more vulnerable to changing market, regulatory, and economic conditions following the Commercial Divestiture, particularly those affecting consumers and small businesses. Additionally, we recently announced plans to exit our Solar business. Once the ADT Solar Exit is completed, we will be entirely dependent on CSB, and any trends or uncertainties affecting CSB will directly affect ADT's results of operations and financial condition in the future. Macroeconomic headwinds or changes in consumer preferences could have a greater impact on our business following the Commercial Divestiture and the ADT Solar Exit which could have a material adverse effect on our business, results of operations, and financial condition.

Our customer generation strategies through third parties, including our authorized dealer and affinity marketing programs, and our use of celebrities and social media influencers, and the competitive market for customer accounts may expose us to risk and affect our future profitability.

An element of our business strategy is the generation of new customer accounts through third parties, including our authorized dealers, and future operating results depend in large part on our ability to continue to manage this business generation strategy effectively. We currently generate accounts through hundreds of independent third parties, including authorized dealers, and a significant portion of our accounts originate from a smaller number of such third parties. If we experience a loss of authorized dealers or third-party sellers representing a significant portion of our customer account generation, or if we are unable to replace or recruit authorized dealers, other third-party sellers, or alternate distribution channel partners in accordance with our business strategy, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

In addition, we are subject to reputational risks that may arise from the actions of our dealers and their employees, independent contractors, and other agents that are wholly or partially beyond our control, such as violations of our marketing policies and procedures as well as any failure to comply with applicable laws and regulations. If our dealers engage in marketing practices that are not in compliance with local laws and regulations, we may be in breach of such laws and regulations, which may result in regulatory proceedings and potential penalties that could materially adversely impact our business, financial condition, results of operations, and cash flows. In addition, unauthorized activities in connection with sales efforts by employees, independent contractors, and other agents of our dealers, including calling consumers in violation of the Telephone Consumer Protection Act, predatory door-to-door sales tactics, and fraudulent misrepresentations, could subject us to governmental investigations and class action lawsuits for, among others, false advertising and deceptive trade practice damage claims, against which we will be required to defend. Such defense efforts are costly and time-consuming, and there can be no assurance that such defense efforts will be successful, all of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The successful promotion of our brands also depends on the effectiveness of our marketing efforts and on our ability to offer member discounts and special offers for our products and services to our partners. We have actively pursued affinity marketing programs, which provide members of participating organizations with special offers on our products and services. These organizations may require us to pay higher fees to them, decrease our pricing for their members, introduce additional competitive options, or otherwise alter the terms of our participation in their marketing programs in ways that are unfavorable to us. These organizations may also terminate their relationships with us if we fail to meet contract service levels and/ or member satisfaction standards, among other things. If any of our affinity or marketing relationships is terminated or altered in an unfavorable manner, we may lose a source of sales leads, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

We also rely on marketing by social media influencers and celebrity spokespersons that represent the ADT brand to generate new customers. These marketing efforts may not be successful or appeal to consumers. The promotion of our brand, products, and services by social media influencers and celebrities is subject to FTC regulations, including, for example, a requirement to disclose any compensatory arrangements between ADT and influencers in any reviews or public statements by such influencers about ADT or our products and services. These social media influencers and celebrities, with whom we maintain relationships, could also engage in activities or behaviors or use their platforms to communicate directly with our customers in a manner that violates applicable regulations or reflects poorly on our brand and that behavior may be attributed to us or otherwise adversely affect us. In connection with the promotion of ADT's brand by influencers and celebrities, ADT is also subject to a twenty-year FTC consent decree from 2014 which requires adherence to a robust internal compliance process. In addition, influencers and celebrities who are associated with ADT may engage in behavior that is unrelated to ADT but that causes damage to our brand because of these associations. Any such activities or behaviors of the social media influencers or celebrities we engage, or our failure to adhere to the compliance processes as required by the FTC consent decree, could have a material adverse effect on our business, financial condition, results of operations, and cash flows, or on our reputation.

We face risks in acquiring and integrating customer accounts.

An element of our business strategy may involve the bulk acquisition of customer accounts. Acquisitions of customer accounts involve a number of risks, including the possibility of unexpectedly high rates of attrition and unanticipated deficiencies in the accounts and systems acquired despite our investigations and diligence prior to acquisition. We face competition from other alarm monitoring companies, including companies that may offer higher prices and more favorable terms for customer accounts purchased, and/or lower minimum financial or operational qualification or requirements for purchased accounts. This competition could reduce the acquisition opportunities available to us, slowing our rate of growth, and/or increasing the price we pay for such account acquisitions, thus reducing our return on investment and negatively impacting our revenue and results of operations. We can provide no assurance that we will continue to be able to purchase customer accounts on favorable terms or at all in the future.

The purchase price we pay for customer accounts is affected by the recurring revenue historically generated by such accounts, as well as several other factors, including the level of competition, our prior experience with accounts purchased in bulk from specific sellers, the geographic location of the accounts, the number of accounts purchased, the customers' credit scores, and the type of security or automation equipment or platform used by the customers. In purchasing accounts, we have relied on management's knowledge of the industry, due diligence procedures, and representations and warranties of bulk account sellers. We can provide no assurance that in all instances the representations and warranties made by bulk account sellers are true and complete or, if the representations and warranties are inaccurate, that we will be able to recover damages from bulk account sellers in an amount sufficient to fully compensate us for any resulting losses. In addition, we may need to incorporate and maintain specialized equipment and knowledge in order to service customer accounts purchased, or pay to upgrade such customers to ADT equipment. If any of these risks materialize, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

If we are unable to recruit and retain sufficient personnel at all levels of our organization, our ability to manage our business could be materially and adversely affected.

Our success depends in part upon the continued services of sufficient talent at all levels of our organization, including, our management team, sales representatives, installation and service technicians and call center talent. Our ability to recruit and retain sufficient talent for these positions is based on our reputation as a successful business with a culture of fairly hiring, training, and promoting qualified employees. However, our success could be impacted adversely by the competitive labor environment and require us to incur wages and benefits in excess of our planned expenditure. Labor shortages in recent years made talent recruitment particularly challenging and competitive. In addition, we acquire businesses from time to time that have rates of employee attrition significantly higher than our own and we may experience difficulty or delay in hiring to fill positions due to these higher rates or in bringing the employee attrition rate of such acquired businesses to a level consistent with our own. The loss of experienced personnel through wage competition, normal attrition (including retirement), or specific actions such as divestitures, cost structure rationalizations, or other business exit activity, may adversely affect our reputation among job seekers, demoralize our remaining employees, and result in loss of critical knowledge. The loss, incapacity, or unavailability for any reason of sufficient personnel at any level of our organization, higher than expected payroll and other costs associated with the hiring and retention of sufficient talent at all levels of our organization, or the inability or delay in hiring new employees, whether in management, sales, installation and service technicians, or call center personnel, could materially and adversely affect our business financial condition, results of operations, and cash flows.

The loss of or changes to our senior management could disrupt our business.

Competition for senior management talent having security and home automation industry experience has increased. Factors that impact our ability to attract and retain senior management include compensation and benefits and our successful reputation as a top provider in these industries. Our success partly depends on the ability of our CEO, Mr. James D. DeVries, along with the ability of other senior management and key employees, to effectively implement our business strategies and to continue to identify and grow talent through our annual strategic talent planning process. In addition, the success of our business depends on highly qualified leaders with relevant industry and operational experience, as well as the entire management team. The unexpected loss of any member of our senior management team and the related loss of their knowledge of products, offerings, and industry experience, and the difficulty of quickly finding qualified senior management talent to replace any such loss, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Adverse developments in our collective bargaining agreements or other agreements with some employees could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As of December 31, 2023, approximately 800 of our employees at various sites, or approximately 6% of our total workforce, were represented by unions and covered by collective bargaining agreements. We are currently a party to approximately 17 collective bargaining agreements. About one-third of these agreements are up for renewal in any given year. Additionally, and especially in light of recent actions taken by the National Labor Relations Board, we could be subject to further attempts to organize some or all of our non-management employee base. We cannot predict the outcome of negotiations of the collective bargaining agreements covering our employees. If we are unable to reach new agreements or renew existing agreements, employees subject to collective bargaining agreements may engage in strikes, work slowdowns, or other labor actions, which could materially disrupt our ability to provide services. New labor agreements or the renewal of existing agreements may impose significant new costs on us, limit our opportunities to improve our cost structure, and could materially and adversely affect our business, financial condition, results of operations, and cash flows in the future.

If we fail to maintain effective internal control over financial reporting at a reasonable assurance level, we may not be able to accurately report our financial results, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

We identified a material weakness in our internal control over financial reporting as of December 31, 2022 and may identify additional material weaknesses in internal control over financial reporting in the future. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. While we believe we have now remediated the material weakness previously reported in our Amended 2022 Annual Report, we cannot assure you that additional material weaknesses in internal control over financial reporting will not occur in the future. The remediation of any such material weaknesses could require us to incur significant expenses. Moreover, if we fail to remediate any material weakness in a timely manner, that may adversely affect our ability to record, process, summarize and report financial information timely and accurately and, as a result, our financial statements may contain material misstatements or omissions.

In addition, it is possible that a material weakness may exist without being identified. Such a failure could cause our financial statements to contain material misstatements or omissions and could also result in regulatory scrutiny, and cause investors to lose confidence in our reported financial condition, lead to a default under our indebtedness and otherwise have a material adverse effect on our business, financial condition, results of operations, and cash flows, and on our reputation with investors and with business partners.

Risks Related to Regulations and Litigation

If we fail to comply with constantly evolving laws, regulations, and industry standards addressing information and technology networks and systems, privacy, and data security, we could face substantial penalties, liability, and reputational harm, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

The confidential data and information collected in the normal course of our business, as well as portions of the significant volume of third party data that we or our partners collect and retain, is subject to certain laws and regulations. Our ability to analyze this data to provide the customer with an improved user experience is a valuable component of our services, but we cannot provide assurance that the data we require will be available from these sources in the future or that the cost of such data will not increase. If the data that we require is not available to us on commercially reasonable terms or at all, we may not be able to provide certain parts of our current or planned products and services, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

In addition, we may also collect and retain other sensitive types of data, including, among other things, audio recordings of telephone calls and video images of customer sites. We must comply with applicable federal and state laws and regulations governing the collection, retention, processing, storage, disclosure, access, use, security, and privacy of such information in addition to our own posted information security and privacy policies and applicable industry standards, such as the Payment Card Industry Data Security Standards. The legal, regulatory, and contractual environment surrounding the foregoing continues to evolve, and there has been an increasing amount of focus on privacy and data security issues with the potential to affect our business. These privacy and data security laws, regulations, and standards, as well as contractual requirements, could increase our cost of doing business, and failure to comply with these laws, regulations, standards, and contractual requirements could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity. In the event of a breach of personal information that we hold or that is held by third parties on our behalf, we may be subject to governmental fines, individual and class action claims, remediation expenses, and/or harm to our reputation. In 2020, we disclosed that a Company technician had secured unauthorized personal access to certain customers' in-home security systems, resulting in individual and class action legal claims against us. We could incur significant legal costs in defending existing or new claims or in the ultimate resolution of such claims, and we may suffer reputational harm and damage to our brand as a result of such claims or any related publicity. Further, if we fail to comply with applicable privacy and security laws, regulations, policies, and standards; properly protect the integrity and security of our facilities and systems and the data located within them; or defend against cybersecurity attacks; or if our third-party service providers, partners, or vendors fail to do any of the foregoing with respect to data and information assessed, used, stored, or collected on our behalf; or should we fail to prevent future rogue actors from undertaking actions similar to those described above, our reputation and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Examples of certain requirements we face include those with respect to the Health Insurance Portability Act, the California Consumer Privacy Act, the California Privacy Rights Act, the Colorado Privacy Act, the Virginia Consumer Data Protection Act, and the General Data Protection Regulation. These laws and regulations are examples of our need to comply with costly and complex requirements at state, federal, and international levels. As these requirements continue to evolve, and expand to additional jurisdictions, we may incur or be required to incur costs or change our business practices in a manner adverse to our business and failure to comply could result in significant penalties that may materially adversely affect our reputation and our business, financial condition, results of operations, and cash flows.

Infringement of our intellectual property rights could negatively affect us.

We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions, and licensing arrangements to establish and protect our proprietary rights. We cannot guarantee, however, that the steps we have taken to protect our intellectual property rights will be adequate to prevent infringement of our rights or misappropriation of our intellectual property or technology. Adverse events affecting the use of our trademarks could also negatively impact our brands.

In connection with the Commercial Divestiture, we have agreed to provide transitional services to GTCR for a period of up to 24 months and to license our ADT Commercial brand for 12 months. These arrangements allow for the use of our trademarks and certain intellectual property and limited use of the ADT Commercial brand, which may cause us to incur unanticipated costs and liabilities and which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Additionally, during the period covered by the brand license, we have limited control over the use of the ADT brand by GTCR, which may increase the risk of damage to the brand for our remaining businesses, which could negatively impact our reputation, results of operations, and financial condition.

In addition, if we expand our business outside of the U.S. in the future, effective patent, trademark, copyright, and trade secret protection may be unavailable or limited in some jurisdictions. Furthermore, our confidentiality agreements with certain of our employees and third parties to protect our intellectual property could be breached or otherwise may not provide meaningful protection for our confidential information, trade secrets, and know-how related to the design, manufacture, or operation of our products and services. In 2021, we initiated certain litigation to protect our intellectual property rights, which has now been resolved. These types of litigation actions may continue for long periods of time, may not be successful, or may result in impairment of certain of our intellectual property rights, and our need to continue to bring claims may be significant and may be indefinite. Any future proceedings on any such matters could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our confidential information, trade secrets, or know-how. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could materially adversely affect our business, financial condition, results of operations, and cash flows.

Allegations that we have infringed upon the intellectual property rights of third parties could negatively affect us.

We may be subject to claims of intellectual property infringement by third parties. In particular, as our services have expanded, we have become subject to claims alleging infringement of intellectual property, including litigation brought by special purpose or so-called "non-practicing" entities that focus solely on extracting royalties and settlements by alleging infringement and threatening enforcement of patent rights. These companies typically have little or no business or operations, and there are few effective deterrents available to prevent such companies from filing patent infringement lawsuits against us. Our exposure to intellectual property infringement claims may increase as we continue to build our proprietary platform announced in November 2020 as part of our partnership with Google, as we modify and expand our offerings under our partnership with State Farm, or otherwise modify and expand our existing intellectual property in the future. In addition, we rely on licenses and other arrangements with third parties covering intellectual property related to many of the products and services that we market. Notwithstanding these arrangements, we could be at risk for infringement claims from third parties. Additionally, our patent agreement with Tyco, which generally includes a covenant by Tyco not to bring an action against us alleging that the manufacture, use, or sale of any products or services in existence as of the date of our separation from Tyco infringes any patents owned or controlled by Tyco and used by us on or prior to such date, does not protect us from infringement claims for future product or service expansions. In general, any claims or litigation, even those without merit and regardless of the outcome, could cause us to cease marketing certain services or using certain technologies; obtain licenses from the holders of the intellectual property at a material cost or on unfavorable terms; pay significant ongoing royalty payments, settlements, or licensing fees; satisfy indemnification obligations; or to take other potentially costly or burdensome actions to avoid infringing third-party intellectual property rights. The litigation process is costly and subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Intellectual property lawsuits or claims may become extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services and may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may be subject to class actions and other lawsuits which may harm our business and results of operations.

We have been and we may continue to be subject to class action litigation involving alleged violations of privacy, consumer protection laws, employment laws or other matters. In addition, we have previously been subject to securities class actions relating to our IPO, and we may in the future be subject to additional securities litigation that may be lengthy and may result in substantial costs and a diversion of management's attention and resources. Results cannot be predicted with certainty, and an adverse outcome in such litigation could result in monetary damages or injunctive relief that could materially adversely affect our business, financial condition, results of operations, and cash flows.

In addition, we are currently and may in the future become subject to legal proceedings and commercial or contractual disputes other than class actions. These are typically claims that arise in the normal course of business including, without limitation, commercial general liability claims, automobile liability claims, contractual disputes, worker's compensation claims, labor law and employment claims, and claims that we infringed on the intellectual property of others. There is a possibility that such claims may have a material adverse effect on our business, financial condition, results of operations, and cash flows that is greater than we anticipate and/or negatively affect our reputation.

Increasing government regulation of telemarketing, email marketing, door-to-door sales, and other marketing methods may increase our costs and restrict the operation and growth of our business.

We rely on telemarketing, email marketing, door-to-door sales, and other marketing channels, including social media conducted internally and through third parties to generate a substantial number of leads for our business, all of which are subject to federal, state and local regulation. Telemarketing and email marketing activities are subject to an increasing amount of regulation in the U.S. Regulations have been issued by the FTC and the FCC that place restrictions on unsolicited telephone calls to residential and wireless telephone customers, whether direct dial or by means of automatic telephone dialing systems, prerecorded, or artificial voice messages and telephone fax machines, and require us to maintain a "do not call" list and to train our personnel to comply with these restrictions. The FTC regulates sales practices generally and email marketing and telemarketing specifically, including through their consent decree on ADT that regulates our use of social media influencers and celebrities, and has broad authority to prohibit a variety of advertising or marketing practices that may constitute "unfair or deceptive acts or practices." Most of the statutes and regulations in the U.S. applicable to telemarketing and email marketing allow a private right of action for the recovery of damages or provide for enforcement by the FTC and FCC, state attorneys general, or state agencies permitting the recovery of significant civil or criminal penalties, costs and attorneys' fees if regulations are violated. Although we have developed policies and procedures designed to assist in compliance with these statues, regulations, and consent decree, we can provide no assurance that we, our authorized dealers or other third parties that we rely on for telemarketing, email marketing, and other lead generation activities will be in compliance with all applicable regulations at all times. Although our contractual arrangements with our authorized dealers, affinity marketing partners, and other third parties generally require them to comply with all such regulations and to indemnify us for damages arising from their failure to do so, we can provide no assurance that the FTC and FCC, private litigants, or others will not attempt to hold us responsible for any unlawful acts conducted by our authorized dealers, affinity marketing partners and other third parties or that we could successfully enforce or collect upon any indemnities. Additionally, certain FCC rulings and FTC enforcement actions may support the legal position that we may be held vicariously liable for the actions of third parties, including any telemarketing violations by our independent, third-party authorized dealers that are performed without our authorization or that are otherwise prohibited by our policies. The FCC, FTC, and state agencies have relied on certain actions to support the notion of vicarious liability, including, but not limited to, the use of our brand or trademark, the authorization or approval of telemarketing scripts, or the sharing of consumer prospect lists. Changes in such regulations or the interpretation thereof that further restrict such activities could result in a material reduction in the number of leads for our business and could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business operates in a regulated environment and any new, or changes to existing, laws or regulations, or our failure to comply with any such rules or regulations could be costly to us, harm our business and operations, and impede our ability to grow our existing business, any new businesses that we acquire, or investment opportunities that we pursue.

Our operations and employees are subject to various federal, state, and local laws and regulations in such areas as consumer protection, occupational licensing, environmental protection (including climate change regulations), labor and employment, tax, permitting, and other laws and regulations. Most states in which we operate have company and employee licensing laws directed specifically toward the sale, installation, monitoring, and maintenance of security devices, as well as laws and regulations pertaining to solar systems and energy storage solutions that were part of our business before the ADT Solar Exit. Our business relies heavily upon the use of both wireline and wireless telecommunications to communicate signals, and telecommunications companies are regulated by federal, state, and local governments.

Increased public awareness and concern regarding global climate change may result in more international, regional, and/or federal or other requirements or expectations that could mandate more restrictive or expansive standards than existing regulations. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty, as well as consumer and investor unease. We or our suppliers may be required to make increased capital expenditures to improve our services or product portfolio to meet new regulations and standards. Further, our customers and the markets we serve may impose environmental standards through regulation, market-based emissions policies, or consumer preference that we may not be able to timely meet due to the required level of capital investment or technological advancement. There can be no assurance that our compliance or our efforts to improve our services or products will be successful, and there can be no assurance that proposed regulation or deregulation will not have a negative competitive impact, or that economic returns will reflect our investments in new product development. If environmental laws or regulations are either changed or adopted and impose significant operational restrictions and compliance requirements upon our business or products, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Federal laws restricting or banning imports of equipment or supplies from specific companies or regions of the world may limit our ability to meet customer demands or to increase prices.

In certain jurisdictions, we are required to obtain licenses or permits to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. The loss of such licenses or permits or the imposition of conditions to the granting or retention of such licenses or permits could have a material adverse effect on us. Furthermore, in certain jurisdictions, certain security systems must meet fire and building codes to be installed, and it is possible that our current or future products and service offerings will fail to meet such codes, which could require us to make costly modifications to our products and services or to forego operating in certain jurisdictions.

We must also comply with numerous federal, state, and local laws and regulations that govern matters relating to our interactions with residential customers, including those pertaining to privacy and data security, consumer financial and credit transactions, home improvement contracts, warranties, and door-to-door solicitation. These laws and regulations are dynamic and subject to potentially differing interpretations, and various federal, state, and local legislative and regulatory bodies may initiate investigations, expand current laws or regulations, or enact new laws and regulations, regarding these matters. As we expand our product and service offerings and enter into new jurisdictions, we may be subject to more expansive regulation and oversight. In addition, our financing and lending activities subject us to various rules and regulations, such as the U.S. federal Truth in Lending Act and analogous state legislation. Also, as we continue to expand our sales to government entities, we will be subject to additional contracting regulations, disclosure obligations, and various civil and criminal penalties, among other things, in a significant manner that we are not subject to today.

The FTC and certain states have consumer protection laws and regulations governing the manner in which providers of consumer services must manage customer subscriptions, autorenewals, and negative option billing arrangements. In March of 2023, the FTC proposed to consolidate and significantly expand certain federal consumer protections through new rules concerning certain "negative option offers," whereby a consumer's silence or failure to take affirmative action to reject a good or service or to cancel a subscription is interpreted as acceptance or continuing acceptance of an offer. Several states have followed suit and have enacted or have proposed to enact similar regulations concerning autorenewals, cancellation rights and negative option arrangements. ADT sells its services to consumers on a subscription basis. The proposed FTC rule and certain proposed state regulations concerning subscription services may require ADT to provide additional notices to consumers regarding the end of fixed term contract commitments, limit ADT's ability to market discounted or free trials to new customers and, in some cases, require ADT to seek additional customer consents to continue providing services past the end of minimum contract term commitments, each of which may have a material adverse effect on ADT's ability to attract and retain customers.

Changes in these laws or regulations or their interpretation could dramatically affect how we do business, acquire customers, and manage and use information we collect from and about current and prospective customers and the costs associated therewith. We strive to comply with all applicable laws and regulations relating to our interactions with all customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

Changes in laws or regulations could require us to change the way we operate or to utilize resources to maintain compliance, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations were to change or if we or our products failed to comply with them, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

We could be assessed penalties for false alarms.

Some local governments impose assessments, fines, penalties, and limitations on either customers or the alarm companies for false alarms. Certain municipalities have adopted ordinances under which both permit and alarm dispatch fees are charged directly to the alarm companies. Our alarm service contracts generally allow us to pass these charges on to customers. If more local governments impose assessments, fines, or penalties for false alarms, or these charges become significant, or we are unable to collect these charges because customers are unwilling or unable to pay them, or our customers terminate or fail to renew their services with us because of these charges, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Adoption of statutes and governmental policies purporting to characterize certain of our charges as unlawful may adversely affect our business.

Generally, if a customer cancels their contract with us prior to the end of the initial contract term, we may charge the customer an early cancellation fee. Consumer protection policies or legal precedents could be proposed or adopted to restrict the charges we can impose upon contract cancellation. Such initiatives could compel us to increase our prices during the initial term of our contracts and consequently lead to less demand for our services and increased customer attrition. Adverse judicial determinations regarding these matters could cause us to incur legal exposure to customers against whom such charges have been imposed and expose us to the risk that certain of our customers may seek to recover such charges through litigation, including class action lawsuits. Any such loss in demand for our services, increase in attrition, or the costs of defending such litigation and enforcement actions could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In the absence of net neutrality or similar regulation, certain providers of Internet access may block our services or charge their customers more for using our services, or government regulations relating to the Internet could change, which could materially adversely affect our revenue and growth.

Our interactive and home automation services are primarily accessed through the Internet and our security monitoring services, including those utilizing video streaming, are increasingly delivered using Internet technologies. Users who access our services through mobile devices, such as smart phones, laptops, and tablet computers must have a high-speed Internet connection, such as broadband, 4G/LTE, or 5G, to use our services. Currently, this access is provided by telecommunications companies and Internet access service providers that have significant and increasing market power in the broadband and Internet access marketplace. In the absence of government regulation, these providers could take measures that affect their customers' ability to use our products and services, such as degrading the quality of the data packets we transmit over their lines, giving our packets low priority, giving other packets higher priority than ours, blocking our packets entirely, or attempting to charge their customers more for using our products and services. To the extent that Internet service providers implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks, we could incur greater operating expenses and customer acquisition and retention could be negatively impacted, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Furthermore, to the extent network operators were to create tiers of Internet access service and either charge us for or prohibit our services from being available to our customers through these tiers, our business could be negatively impacted. Some of these providers also offer products and services that directly compete with our own offerings, which could potentially give them a competitive advantage.

In March 2015, the FCC released net neutrality rules prohibiting broadband Internet providers from blocking, throttling, or engaging in "paid prioritization" of content or services. These rules were repealed in 2017, and currently neither the U.S. on a federal level nor most other countries have adopted formal net neutrality open Internet rules. Although in response to the elimination of federal protections, a handful of U.S. states have adopted their own versions of net neutrality, this patchwork of state requirements cannot guarantee that all consumers are protected from conduct harmful to Internet openness. In October 2023, the FCC proposed new rules that if adopted as proposed, would reinstate the net neutrality rules and restore broadband internet access service's classification as a telecommunications service and a commercial mobile service under Title II of the federal Communications Act of 1934, as amended. However, we cannot be certain that these rules will be adopted as proposed, if at all. Absent net neutrality or open Internet rules, Internet providers, some with competing security businesses, could block or throttle ADT signals in a way that impacts our business and could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Given the nature of our business, we are exposed to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses.

If a customer or third-party believes that it has suffered harm to person or property due to an actual or alleged act or omission of one of our authorized dealers, independent contractors, employees or others, or due to a security or automation system failure, they (or their insurers) may pursue legal action against us, and the cost of defending the legal action and of any judgment against us could be substantial. In particular, because our products and services are intended to help protect lives and real and personal property, we may have greater exposure to litigation risks than businesses that provide other consumer and small business products and services. In the event of litigation with respect to such matters, it is possible that the risk-mitigation provisions in our standard customer contracts may be deemed not applicable or unenforceable and, regardless of the ultimate outcome, we may incur significant costs of defense that could materially adversely affect our business, financial condition, results of operations, and cash flows, and there can be no assurance that any such defense efforts will be successful.

We may be subject to liability for obligations of The Brink's Company under the Coal Act or other coal-related liabilities of The Brink's Company.

On May 14, 2010, The ADT Corporation acquired Broadview Security, a business formerly owned by The Brink's Company. Under the Coal Industry Retiree Health Benefit Act of 1992, as amended ("Coal Act"), The Brink's Company and its majority-owned subsidiaries as of July 20, 1992 (including certain legal entities acquired in the Broadview Security acquisition) are jointly and severally liable with certain of The Brink's Company's other current and former subsidiaries for health care coverage obligations provided for by the Coal Act. A Voluntary Employees' Beneficiary Association ("VEBA") trust has been established by The Brink's Company to pay for these liabilities, although the trust may have insufficient funds to satisfy all future obligations. We cannot rule out the possibility that certain legal entities acquired in the Broadview Security acquisition may also be liable for other liabilities in connection with The Brink's Company's former coal operations. At the time of the separation of Broadview Security from The Brink's Company in 2008, Broadview Security entered into an agreement pursuant to which The Brink's Company agreed to indemnify it for any and all liabilities and expenses related to The Brink's Company's former coal operations, including any health care coverage obligations. The Brink's Company has agreed that this indemnification survives The ADT Corporation's acquisition of Broadview Security. We in turn agreed to indemnify Tyco for such liabilities in our separation from it. If The Brink's Company and the VEBA are unable to satisfy all such obligations, we could be held liable, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business would be adversely affected if certain of our independent contractors were classified as employees.

We rely on third-party independent contractors in addition to our existing workforce to perform certain tasks including installation and service of our customer alarm and other systems. From time to time, we are involved in lawsuits and claims that assert that certain independent contractors should be treated as our employees. The state of the law regarding independent contractor status varies from state to state and is subject to change based on court decisions, legislation, and regulation.

For example, in January 2024, the U.S. Department of Labor ("DOL") issued a new rule that revises the DOL's guidance on how to determine who is an employee or independent contractor under the Fair Labor Standards Act ("FLSA"). Previously, the law provided five factors to guide the inquiry into a worker's status as an employee or independent contractor, with two of these factors carrying greater weight in the analysis. The new rule, effective in March 2024, implements a non-exhaustive multi-factor economic reality test where no one factor or subset of factors would be necessarily dispositive and the weight of each factor would depend on the facts and circumstances of the particular case. Also, in a decision issued on June 13, 2023, the

National Labor Relations Board ("NLRB") overruled its 2019 independent contractor standard which focused on whether workers have "entrepreneurial opportunity," and returned to a non-exhaustive common law multi-factor analysis that could lead to more workers being found to have been improperly classified as independent contractors. Under the new legal framework, it may be more likely for our independent contractors or our subcontractors to be classified as our employees, resulting in such individuals becoming entitled to the reimbursement of certain expenses, to the benefit of wage-and-hour laws, and to the protections under the National Labor Relations Act including the right to organize for union representation. If such classification was made, we could also be liable for employment and withholding tax and benefits for such individuals, and liable to such individuals for violations of other laws protecting employees. Any such determination could result in a material reduction of the number of subcontractors we can use for our business or significantly increase our costs to serve our customers, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Existing or new tariffs and other trade restrictions imposed on imports from China or other countries where much of our end-user equipment is manufactured, or any counter-measures taken in response, may harm our business and results of operations.

Tariffs imposed on imports from China, where certain components included in our end-user equipment are manufactured, and any counter-measures taken in response to such new tariffs, may harm our business and results of operations. In 2018 and 2019, the U.S. federal government imposed tariffs on certain alarm equipment components manufactured in China, and on other categories of electronic equipment manufactured in China that we install in our customers' premises, such as batteries and thermostats, as well as imported solar energy equipment. Certain of these tariffs are as high as 25% and such tariffs have increased our costs for such equipment as a result of some or all of such new tariffs being passed on to us by our suppliers. If any or all such costs continue to be passed on to us by our suppliers, we may be required to raise our prices, which could result in the loss of customers and harm our business and results of operations. Alternatively, we may seek to find new sources of end-user products, which may result in higher costs and disruption to our business. In addition, the U.S. federal government's 2018 National Defense Authorization Act imposed a ban on the use of certain surveillance, telecommunications, and other equipment manufactured by certain of our suppliers based in China, to help protect critical infrastructure and other sites deemed to be sensitive for national security purposes in the U.S. This federal government ban implemented in August 2019, and the ban on use of certain covered equipment by federal contractors implemented in August 2020, has required us to find new sources of end-user products, which has resulted in higher costs and disruption to our business. It is also possible additional tariffs will be imposed on imports of equipment that we install in end-user premises, or that our business will be impacted by retaliatory trade measures taken by China or other countries, causing us to raise our prices or make changes to our business, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, in November 2021, President Biden signed the Secure Equipment Law into effect, and in November 2022, the FCC adopted rules stating that they will no longer review or give licenses to the equipment that makes use of radio frequencies manufactured by companies believed to pose a national security threat, including Huawei, ZTE, Dahua, and Hikvision. This could impact our ability to source products compatible with a customer's existing system, or make repairs if new, compatible equipment cannot be sourced. In the November 2022 order, the FCC also issued an additional Notice of Proposed Rulemaking in which it asks if existing authorizations should be revoked, and if so, how. If existing authorizations were revoked, it could limit ADT's ability to maintain and service existing customer equipment. It could also force some customers to replace equipment currently in service. We are also subject to supply chain disruptions should we learn that any one of our suppliers is in violation of legislation such as the Uyghur Forced Labor Prevention Act signed into law in December 2021, which bans the import of goods based on their method of production, such as through the use of forced labor, or otherwise. Any inability to source product, product parts, or other components required by our business in a timely and cost-effective manner could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Risks Related to Macroeconomic and Related Factors

General economic conditions can affect our business, and we are susceptible to changes in the business economy, in the housing market, and in business and consumer discretionary income, which may inhibit our ability to grow our customer base and impact our results of operations.

Demand for our products and services is affected by the general economy, the business environment, and the turnover in the housing market, among other things. Downturns in the general economy, the business environment, and the housing market would reduce opportunities to make sales of our products and services. Downturns in the rate of the sale of new and existing homes, which we believe drives a substantial portion of our new residential customer volume in any given year, and downturns in the rate of commercial property development, which may drive demand for our small business offerings, would reduce opportunities to make new sales and reduce opportunities to take over systems. Recoveries in the housing market increase the occurrence of relocations, which may lead to customers disconnecting service and not contracting with us in their new homes.

The demand for our products and services is also dependent, in part, on national, regional, and local economic conditions, as well as our customers' level of discretionary income. When our customers' discretionary income is reduced (such as by higher housing, energy, interest, operating or other costs, or where the actual or perceived wealth of customers has decreased as a result of circumstances such as lower real estate values, increased foreclosure rates, inflation, increased tax rates, or other economic disruptions), we could experience increased attrition rates and reduced customer demand in home automation systems. Where levels of business activity decline, the small business customers could experience increased attrition rates and reduced demand for our offerings. No assurance can be given that we will be able to continue acquiring quality customers or that we will not experience higher attrition rates. Our long-term revenue growth rate primarily depends on installations and new contracts exceeding disconnects. If customer disconnects or defaults increase, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Rising interest rates or increased consumer lender fees could adversely impact our sales, profitability, and our financing costs.

Our business model, in part, relies on customers financing the purchase price of their system through ADT or third-party lenders. Those lenders charge us fees on the principal balance of those loans. Rising interest rates, as we have experienced during recent years and which we may continue to experience, may increase the lenders' cost of capital and those increased costs will result in an increase in the fees charged to us. In addition, where we have committed to provide financing internally, as interest rates rise, our cost of capital also gets more expensive and we may not be able to pass on such increased costs to our customers. Any increase in those fees or costs will have an adverse impact on our ability to offer attractive pricing to customers, which could negatively impact our sales and profitability, or increase the cost to us upon the sale of our aggregated customer loans. Any such outcome could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

A substantial part of our CSB revenue is derived from the recurring monthly revenue due from customers under alarm monitoring contracts and we are subject to credit risk and other risks associated with our customers, dealers, and third-party lenders.

A substantial part of our revenue is derived from the recurring monthly revenue due from customers under alarm monitoring contracts. Therefore, we are dependent on our customers' ability and willingness to pay amounts due under alarm monitoring contracts in a timely manner. Although customers are contractually obligated to pay amounts due under an alarm monitoring contract and are generally contractually obligated to pay cancellation fees if they prematurely cancel the contract during its initial term (typically between two and five years), customers' payment obligations are unsecured, which could impair our ability to collect any unpaid amounts from our customers. To the extent customer payment defaults under alarm monitoring contracts are greater than anticipated, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

We have introduced and will continue to explore different commercial terms for our products and services, such as increasing or otherwise changing the amount of up-front payments, providing different financing options, such as retail installment contracts for the amount of up-front payments associated with our transactions, or offering longer or shorter contract term options. These options could increase the credit risks associated with our customers, and the introduction of, or transition to, different options could result in quarterly revenue and expense fluctuations that are significantly greater than our historic patterns. While we intend to manage such credit risk by evaluating the credit quality of customers eligible for our financing options and non-standard term lengths, our efforts to mitigate risk may not be sufficient to prevent an adverse effect on our business, financial condition, results of operations, and cash flows.

Some of these customer financing options may be supported by financing arrangements with third parties, including uncommitted receivables securitization financing agreements, which may impose or result in limitations on the products and services we offer that are financed under such arrangements. These limitations may adversely affect our relationships with customers, and may subject us to risk with respect to our ability to generate current levels of cash flow should, for example, such arrangements be terminated. In addition, rising interest rates, as we have experienced during 2022 and 2023 and which we may continue to experience, could increase the financing costs of our products and services substantially. Any such result could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We also placed a substantial reliance on third party lenders in order to access loan products for our customers in our solar segment. The financial difficulty or insolvency of any such third party lender has and may in the future result in a delay in customer installations, a write-off in accounts receivables, or other negative impacts on the customer experience or our financial condition. In addition, any disruption in our relationship with a third party lender could have an adverse impact on certain customer relationships or result in liability to us. For example, in 2022, a large third party lender notified us that it had entered insolvency proceedings which caused disruptions to our business and lost sales for certain customers who could not secure alternate financing options. Certain third party lenders also have the contractual right to require us to repurchase loans if we fail to achieve certain contractual milestones with respect to customer installations. If any of our third party lenders invokes such a right, the necessary repurchases could have a material, adverse effect on our cash flow for the quarter in which they occur. Industry trends could also change, for example, by third party lenders more systematically requiring the repurchase of loans, or requiring a guarantee with respect to amounts that such lenders would otherwise require be repurchased, if we fail to achieve the relevant milestones. In February 2023, one of our largest third party lenders of loans advised us that they are implementing such policies effective during the first quarter of 2023, with additional policy changes forthcoming this year, and we are in discussions with them regarding the relevant loan portfolio. We cannot predict the timing or extent to which the broader industry will implement such changes or the related impact on us. Failure to maintain effective customer financing options and satisfactory relationships with third party lenders or the decision by a third party lender to require us to repurchase or guarantee loans could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Offering additional commercial terms and financing options, and transitions between such options, may introduce operational complexity, require the devotion of resources that could otherwise be deployed elsewhere, and may increase market valuation risks due to differences in the financial treatment of different offerings. Such increased offerings or transitions between different offerings or equipment ownership models could also result in customer confusion or dissatisfaction, limit or remove our ability to offer "free device" promotions or other customer satisfaction programs critical for customer acquisition and retention, and may provide competitors with the opportunity to target our existing and potential clients by offering such "free device" promotions, or other customer satisfaction programs that we may be unable to offer. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and cash flows.

Under the standard alarm monitoring contract acquisition agreements that we enter into with our dealers, if a customer terminates his or her service with us during the first thirteen months after we have acquired the alarm monitoring contract, the dealer is typically required to substitute with a compatible alarm monitoring contract or compensate us in an amount based on the original acquisition cost of the terminating alarm monitoring contract. We are subject to the risk that dealers will breach these obligations. Although we generally withhold specified amounts from the acquisition cost paid to dealers for alarm monitoring contracts ("holdback"), which may be used to satisfy or offset these and other applicable dealer obligations under the alarm monitoring contract acquisition agreements, there can be no guarantee that these amounts will be sufficient to satisfy or offset the full extent of the default by a dealer of its obligations under its agreement. If the holdback proves insufficient to cover dealer obligations, we are also subject to the credit risk that the dealers may not have sufficient funds to compensate us or that any such dealer will otherwise breach its obligation to compensate us for a terminating alarm monitoring contract. To the extent defaults by dealers of the obligations under their agreements are greater than anticipated, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

As of December 31, 2023, we had a carrying value of goodwill and other identifiable intangible assets of approximately $9.8 billion. We review goodwill and indefinite lived intangible assets for impairment at least annually. We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. Impairment may result from, among other things, deterioration in performance; adverse market conditions; adverse changes in applicable laws or regulations, including changes that restrict our activities or affect the products and services we offer; challenges to the validity of certain registered intellectual property; reduced sales of certain products or services incorporating registered intellectual property; increased attrition; and a variety of other factors. For example, during 2023 and 2022, we recorded cumulative goodwill impairment charges of $712 million related to our Solar reporting unit due to continued deterioration of industry conditions, general macroeconomic decline, underperformance of the reporting unit's operating results relative to expectations, and, during the third quarter of 2023, our decision to close a significant number of branches and reduce headcount. Following these goodwill impairment charges, the balance of goodwill in the Solar reporting unit is zero. It is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets in our CSB segment could have a material adverse effect on our financial condition and results of operations.

We have significant deferred tax assets, and any impairments of or valuation allowances against these deferred tax assets in the future could materially adversely affect our results of operations, financial condition, and cash flows.

We are subject to income taxes in the U.S. and Canada, and in various state, territorial, provincial, and local jurisdictions. The amount of income taxes we pay is subject to our interpretation and application of tax laws in jurisdictions in which we file. Changes in current or future laws or regulations, the imposition of new or changed tax laws or regulations, or new related interpretations by taxing authorities in the jurisdictions in which we file could materially adversely affect our business, financial condition, results of operations, and cash flows.

Our future consolidated federal and state income tax liability may be significantly reduced by tax credits and tax net operating loss ("NOL") carryforwards available to us under the applicable tax codes. Certain of the entities we have acquired had material NOL carryforwards prior to our acquisition. Our ability to fully utilize these deferred tax assets, however, may be limited for various reasons, including whether projected future taxable income becomes insufficient to recognize the full benefit of our NOL carryforwards prior to their expirations. If a corporation experiences an "ownership change," Sections 382 and 383 of the Internal Revenue Code ("IRC") provide annual limitations with respect to the ability of a corporation to utilize its NOL (as well as certain built-in losses) and tax credit carryforwards against future U.S. taxable income. In general, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of the corporation by more than 50 percentage points over a three-year testing period.

Because our ability to fully utilize the NOL carryforwards of our entities is subject to the limitations under Section 382 of the IRC, it is also possible that future changes in the direct or indirect ownership in our equity might result in additional ownership changes that may trigger the imposition of additional limitations under Section 382 of the IRC with respect to these tax attributes.

In addition, audits by the U.S. Internal Revenue Service ("IRS") as well as state, territorial, provincial, and local tax authorities could reduce our tax attributes and/or subject us to tax liabilities if tax authorities make adverse determinations with respect to our NOL or tax credits carryforwards. Any future disallowance of some or all of our tax credits or NOL carryforwards as a result of legislative change could materially adversely affect our tax obligations. Any increase in taxation or limitation of benefits could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

In connection with the Tax Cuts and Jobs Act of 2017 ("Tax Reform"), a new limitation under IRC Section 163(j) was imposed on the amount of interest expense allowed as a deduction in our tax returns each year. The amounts disallowed each year can be carried forward indefinitely and used in subsequent years if an excess limitation exists. We have begun to accumulate a significant deferred tax asset related to this disallowed interest carryforward. However, there is a risk that we will not recognize the benefit of this deferred tax asset in the foreseeable future due to our annual interest expense exceeding the imposed limitation. We may need to record a valuation allowance against this deferred tax asset in the future as the deferred tax asset grows, which may have a material adverse effect on our future financial condition and results of operations. After the utilization of our NOLs, there is a risk that the interest disallowance may have a material adverse impact on our financial condition, results of operations, and cash flows.

Risks Related to Our Indebtedness

Our substantial indebtedness limits our financial and operational flexibility and could materially adversely affect our business, financial condition, results of operations, and cash flows.

As of December 31, 2023, we had $7.9 billion face value of outstanding indebtedness, excluding finance leases, and we may increase our debt level at any time. Such substantial indebtedness negatively impacts our business because:

- a significant portion of our cash flow is used to service our debt, and therefore impedes our ability to grow the business or fuel innovation;
- restrictive covenants under our debt arrangements could prevent us from borrowing additional funds for working capital, capital expenditures, and debt service requirements, which could result in a default, an inability to fund our strategic initiatives, an inability to declare and pay dividends, or otherwise preclude us from undertaking actions that are in the best interests of our Company and our stockholders;
- we may be required to make non-strategic divestitures to fund our debt servicing needs;
- an increase in interest rates, as experienced recently or as we may experience in the future, could significantly increase the cost of our variable rate debt and make any refinancing of our current fixed rate debt significantly more costly. Although we have interest rate swap contracts that hedge certain of our interest rate exposure on variable rate debt, the majority of which mature in 2026, those hedges are themselves subject to counterparty risks and may prove to be insufficient. Moreover, any unhedged variable rate debt maturing beyond 2026 and any refinancing of current fixed rate debt exposes us to changes in market rates;
- any downgrade to our credit rating may increase our cost of borrowings and any refinancing could be on terms or with conditions that limit our ability to successfully conduct business in the future; and
- any inability to service or refinance our debt or acceleration of debt due could result in default which could result in all of our outstanding debt becoming due and payable, an inability to access our revolving credit facility, foreclosure against our assets, and bankruptcy or liquidation.

In 2023, we used the net proceeds of the Commercial Divestiture and cash on hand to reduce our debt by approximately $2 billion. However, we can provide no assurance that our business will generate sufficient cash flow from operations to service or repay our debt, or that we will have the ability to issue new debt, draw on our revolving credit facility or fund other alternative sources of funds to satisfy our obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could result in a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our debt agreements contain restrictions that limit our flexibility and limit the manner in which we conduct our business and finance future operations or capital needs, which would have a material adverse effect on our business and financial condition.

Our debt agreements contain, and any future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries' ability to, among other things:

- incur additional debt, guarantee indebtedness, or issue certain preferred equity interests;
- pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock, or make other restricted payments;
- prepay, redeem, or repurchase certain debt;
- make loans or certain investments;
- sell certain assets;
- create liens on certain assets;
- consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets;
- enter into certain transactions with our affiliates;
- alter the businesses we conduct;
- enter into agreements restricting our subsidiaries' ability to pay dividends; and
- designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we will continue to be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We have pledged a significant portion of our assets as collateral under our debt agreements. If any of the holders of our indebtedness accelerate the repayment of such indebtedness upon an event of default, there can be no assurance that we will have sufficient assets to repay our indebtedness.

A failure to comply with the covenants under our debt agreements or any future indebtedness could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In the event of any such default, the lenders thereunder:

- will not be required to lend any additional amounts to us;
- could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable; or
- could require us to apply all of our available cash to repay these borrowings.

Such actions by the lenders could cause cross-defaults under our other indebtedness. If we are unable to repay those amounts, our secured lenders could proceed against the collateral granted to them to secure that indebtedness.

If any of our outstanding indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Risks Related to the Ownership of Our Common Stock

Our stock price may fluctuate significantly.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. Among others, the following factors could affect our stock price:

- our business performance and prospects, including the success of our strategic relationship with State Farm, our partnership with Google and our ADT Solar rationalization activity and subsequent determination to exit the ADT Solar business;

- sales of our common stock, or the perception that such sales may occur, by us or by our stockholders, including our controlling stockholder Apollo (which has already and may continue to sell shares in registered offerings pursuant to demand registration requests), State Farm, Google, or any of the recipients of our common stock upon our acquisition of ADT Solar;

- quarterly variations in the rates of growth of our operating and financial indicators, such as net income (loss) per share, net income (loss) and total revenue;

- any failure to achieve near or long term goals we have publicly disclosed for our operating and financial performance; and

- the realization of any risks described under this "Risk Factors" section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources, and have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We continue to be controlled by Apollo, and Apollo's interests may conflict with our interests and the interests of other stockholders.

Apollo has the power to elect a majority of our directors. Therefore, individuals affiliated with Apollo will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including entering into significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets and issuance of additional debt or equity. The interests of Apollo and its affiliates, including funds affiliated with Apollo, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by funds affiliated with Apollo could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination which may otherwise be favorable for us. Additionally, Apollo and its affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Apollo and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as funds affiliated with Apollo continue to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, Apollo and its affiliates will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions. In addition, as long as Apollo beneficially owns a majority of our common stock, Apollo will control all matters requiring stockholder approval including the election of directors or amendments to any certificate of incorporation which would impede the ability to undertake a change in control and otherwise negatively impact our stock price.

We are a "controlled company" within the meaning of the NYSE rules and, as a result, qualify for and intend to continue to rely on exemptions from certain corporate governance requirements.

Apollo controls a majority of the voting power of our outstanding voting stock, and as a result, we are a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

- a majority of the Board of Directors consist of independent directors;

- the nominating and corporate governance committee be composed entirely of independent directors; and

- the compensation committee be composed entirely of independent directors.

We use, and intend to continue using, these exemptions as long as we remain a controlled company. Accordingly, stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

If we fail to establish and achieve the objectives of our ESG program, or if we fail to report on such ESG matters, consistent with investor, customer, employee, or other stakeholder expectations, and in compliance with legal and regulatory requirements, we may not be viewed as an attractive investment, service provider, workplace, or business, which could have a negative effect on our Company.

Investors are placing a greater emphasis on non-financial factors, including ESG, when evaluating investment opportunities. In 2022, we released our first publicly-available corporate ESG Report which included a Sustainable Accounting Standards Board ("SASB") Index report. In our Impact Report and other disclosures, including in various filings with the SEC, we detail our sustainability progress. ESG initiatives and goals may be difficult and expensive to implement and may not advance at a sufficient pace. If we are unable to provide sufficient and accurate disclosures about our ESG practices, or if we fail to establish and achieve the objectives of our ESG program, which could include targets or commitments, consistent with investor, customer, employee, or other stakeholder expectations, we may not be viewed as an attractive investment, service provider, workplace, or business and we may be exposed to potential liability or litigation, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In addition, there exists certain "anti-ESG" sentiment among some individuals and government institutions. Given the dynamic nature of ESG standards, expectations and regulations, which may change over time, we may from time to time need to update or otherwise revise our current practices, goals and initiatives, including in response to legislative or legal developments. As we continue to establish our ESG related initiatives, we could face a negative reaction or legislation that impedes our activities or reflects poorly upon the Company, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may make it more difficult for, or prevent a third-party from, acquiring control of us without the approval of our Board of Directors. These provisions include:

- providing that our Board of Directors will be divided into three classes, with each class of directors serving staggered three-year terms;

- providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if less than 50.1% of our outstanding common stock is beneficially owned by funds affiliated with Apollo;

- empowering only the Board of Directors to fill any vacancy on our Board of Directors (other than in respect of a director designated by Apollo or other investors in our indirect parent entities), whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

- authorizing the issuance of "blank check" preferred stock with all terms established by the Board of Directors in its sole discretion without any need for action by stockholders, which could delay or prevent a change in control of the company;

- prohibiting stockholders from acting by written consent if less than 50.1% of our outstanding common stock is beneficially owned by funds affiliated with Apollo;

- to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than 50.1% of our outstanding common stock is beneficially owned by funds affiliated with Apollo; and

- establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, Section 203 of the Delaware General Corporation Law ("DGCL") prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, unless the business combination is approved in accordance with the statute. An interested stockholder includes a person, individually or together with any other interested stockholder, who within the last three years has owned 15% or more of our outstanding voting stock, or who is our affiliate or associate and owned 15% or more of our outstanding voting stock at any time within the three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. Our amended and restated certificate of incorporation includes a provision that, with limited exceptions, restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions do not apply to any business combination between Apollo or their direct and indirect transferees (as these terms are defined in the amended and restated certificate of incorporation) and any affiliate thereof, on the one hand, and us, on the other.

Our amended and restated certificate of incorporation provides for exclusive forum provisions which could limit our stockholders' ability to obtain a favorable judicial forum for disputes.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware shall be, to the fullest extent permitted by law, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or of our amended and restated certificate of incorporation or our amended and restated bylaws; or (d) any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine. In addition, our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision in our amended and restated certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions described in this paragraph. These provisions may limit a stockholders' ability to bring a claim in a judicial forum of their choosing, which may discourage lawsuits against us and our directors, officers, and other employees.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Funds affiliated with or managed by Apollo and certain other investors in our indirect parent entities ("Co-Investors") received certain rights, including the right to designate one person to serve as a director (such director, the "Co-Investor Designee") as long as such Co-Investor's ownership exceeds a specified threshold. As of the date of this Annual Report, one Co-Investor has the right to designate a Co-Investor Designee. Under our Stockholders Agreement with Prime Security Services TopCo Parent L.P., dated January 23, 2018, as amended, Ultimate Parent has the right, but not the obligation, to nominate the Co-Investor Designee to serve as a member of our Board of Directors. Ultimate Parent's right to nominate the Co-Investor Designee is in addition to Ultimate Parent's right to nominate a specified percentage of the directors ("Apollo Designees") based on the percentage of our outstanding common stock beneficially owned by Apollo.

Under our amended and restated certificate of incorporation, none of Apollo, the one Co-Investor that maintains a right to appoint a director, or any of their respective portfolio companies, funds, or other affiliates, or any of their officers, directors, agents, stockholders, members, or partners have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director, or other affiliate of Apollo or the Co-Investor will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo or the Co-Investor, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to Apollo or the Co-Investor, as applicable. As of the date of this Annual Report, this provision of our amended and restated certificate of incorporation relates only to the Apollo Designees and the Co-Investor Designee. There are currently twelve directors of our Company, six of whom are Apollo Designees and one of whom is a Co-Investor Designee. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, cash flows, or prospects if attractive corporate opportunities are allocated by Apollo or the Co-Investor to itself or their respective portfolio companies, funds, or other affiliates instead of to us.

We may issue preferred securities, the terms of which could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such powers; designations; preferences; limitations; and relative, participating, optional, or other rights, including preferences over our common stock with respect to dividends and other distributions, as our Board of Directors may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the common stock.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term shareholder value. Share repurchases and dividend payments, including recent changes in the amount of our dividend, could also increase the volatility of the trading price of our stock and will diminish our cash reserves.

Our Board of Directors has authorized a share repurchase plan (the "Share Repurchase Plan"), pursuant to which the Company is authorized to repurchase, through late January 2025, up to a maximum aggregate amount of $350 million of shares of the Company's common stock. We cannot guarantee that the Share Repurchase plan will be fully consummated. The Company is not obligated to repurchase any of its shares of common stock, and the timing and amount of any repurchases will depend on legal requirements, market conditions, stock price, the availability of the safe harbor provided by Rule 10b-18 under the Exchange Act, alternative uses of capital, and other factors. Further, our share repurchases could affect our share trading prices, increase their volatility, reduce our cash reserves and may be suspended or terminated at any time, which may result in a decrease in the trading price of our stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

We view cybersecurity as the prevention and timely detection and correction of any unauthorized occurrence or series of related unauthorized occurrences that are on or conducted through ADT's information systems and that jeopardizes the confidentiality, integrity, or availability of ADT's systems or any information residing therein. We believe that the safety, security, and privacy of our customers are fundamental to the services we provide. Our cybersecurity policies guide us as we strive to continuously enhance methods, best practices, and technologies to better monitor and protect customer data and inform and enable customers to make choices about their data privacy. We carefully consider data privacy when developing our own products and when incorporating products provided by our business partners.

Risk Management and Strategy

As part of our Enterprise Risk Management program, ADT identifies, assesses, and develops risk mitigation plans for the company, including those relating to cybersecurity risks. The Company's Chief Information Security Officer ("CISO"), who is designated as a Certified Information Systems Security Professional ("CISSP"), is responsible for developing and implementing plans and strategies to mitigate these risks. The CISO also leads the Company's cybersecurity risk assessment, which includes security posture scoring, vulnerability assessments, process maturity, and tooling coverage. As part of this process, ADT uses the following tools and procedures:

- utilizing "SecurityScorecard" (a third-party information security company that rates cybersecurity postures of corporate entities for the purposes of third-party management and information technology ("IT") risk management), which provides an independent external enterprise view of ADT's security posture with a focus on publicly exposed systems;
- assessing, and continuously developing and executing on our preventative and detective controls aligned with the National Institute of Standards and Technology ("NIST") cybersecurity framework, including an annual audit of these internal controls;
- conducting third-party penetration testing;
- performing attack and breach simulations; and
- working with our cybersecurity vendors to ensure tooling and processes are fully adopted to provide the highest levels of protection.

Governance

Cybersecurity Management Team and Board Oversight

ADT's Board of Directors, through its Audit Committee, has primary responsibility for overseeing cybersecurity risk management and receives at least annual updates on the status of ADT's cybersecurity program from our CISO. This update is provided in a special Audit Committee session and includes reports on ADT's security posture and SecurityScorecard assessment (rating and benchmarking), incident response, and vulnerability management. The Audit Committee reviews and discusses with management the Company's cybersecurity threats, vulnerabilities, defenses, and planned responses. Additionally, the Audit Committee will receive and discuss reports from management with the purpose of identifying threats and vulnerabilities, and it will monitor the effectiveness and progress of the actions and initiatives undertaken to mitigate such threats. ADT's Cybersecurity Incident Response Plan has been approved by the Audit Committee. In addition, the Audit Committee participates in ADT's annual Cybersecurity Incident Tabletop exercises and event simulations.

Our cybersecurity management governance structure is led by a CISO (reporting into the Chief Information Officer) with the support of an established Information Security ("InfoSec") function that is responsible for maintaining and monitoring ADT's cybersecurity infrastructure. ADT also has a Data Privacy Officer (reporting into the Chief Legal Officer) whose role is to ensure ADT's processes and protections over sensitive data comply with applicable data protection rules and regulations. In addition to the activities described above under "Risk Management and Strategy," we have a cybersecurity council (composed of ADT management with expertise in IT security, compliance, and communications) that meets quarterly to review and discuss compliance, cybersecurity risk, and preventive programs.

ADT also conducts privacy impact assessments and empowers its employees to effectuate these privacy considerations on an ongoing basis. All ADT team members are required to complete and acknowledge annual training to raise awareness of current security risks and behavior and around our Information Security and Privacy policies. Additional education and training are also required for specific groups based on their roles within the organization.

Incident Response and Assessment Policies and Procedures

ADT aligns with industry-standard cybersecurity frameworks designed to protect the company and customer data from unintentional disclosure, cybersecurity events, and other threats of all severity levels. As part of our alignment with these frameworks we have a Cybersecurity Incident Response Plan that outlines actions to be taken after identifying a suspected information security breach and the people responsible for managing those actions. Additionally, this plan outlines communication responsibilities during incidents of all severity levels.

If a materiality assessment is required, the CISO will report such incident to the Chief Legal Officer who will then determine in consultation with other persons as appropriate, without unreasonable delay, whether the incident is material to the Company. The incident materiality determination will be made by considering all relevant quantitative and qualitative factors, on an individual basis and in the aggregate for multiple and/or a series of incidents. While ADT has not experienced a material direct data breach within its infrastructure, a material breach would likely be the result of external and/or internal threats and vulnerabilities to data, systems, websites, and/or products, including ransomware threats, email fraud, phishing attacks, data breaches, and customer product compromises including the theft of data and/or funds.

For additional information regarding how cybersecurity threats have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition, see "*Risk Factors—*":

- "*—Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of our information and technology networks and systems could materially adversely affect us*"

- "*—If we do not effectively implement our plans to migrate our technology infrastructure to the cloud, we could experience significant disruptions in our operations, which could have a material adverse effect on our results of operations and financial condition*"

- "*—Cybersecurity breaches or threats or other unauthorized access or attempts to access to our systems could compromise the security of our systems and otherwise disrupt our normal operations which could have a material adverse effect on our business, results of operations and financial condition,*" and

- "*—Our independent, third-party authorized dealers may not be able to mitigate certain risks such as information technology breaches, data security breaches, product liability, errors and omissions, and marketing compliance*".

ITEM 2. PROPERTIES.

The discussion below excludes certain properties that no longer belong to ADT as a result of the Commercial Divestiture. In addition, ADT will charge rent to the Commercial Business for certain shared properties that are leased by ADT wherein the Commercial Business will continue its operations for an agreed upon period of time.

As of December 31, 2023, we owned or leased approximately 180 sales and service offices, including 38 in our Solar segment, that are supported by our regional distribution centers, as well as our nationwide network of multi-use sales, customer, and field support locations housing our six UL-listed monitoring centers. Approximately half of the Solar offices were closed prior to December 31, 2023.

We lease our properties through our main operating entities, ADT LLC and ADT Solar LLC, which generally correspond with our operating segments, CSB and Solar, respectively.

As of December 31, 2023, we leased 2.3 million square feet of space in the U.S. primarily under long-term operating leases with third parties, including 100 thousand square feet for our corporate headquarters in Boca Raton, Florida, which we renewed during 2023. We also own 386 thousand square feet of space in the U.S.

We regularly evaluate the suitability, adequacy, productive capacity, and utilization of our existing principal physical properties. A portion of our employees continue to work from home under both permanent and temporary arrangements. Other initiatives, such as our Virtual Assistance Program, may also impact our physical property needs in the future as we are able to service more of our customers remotely. We continue to believe our properties are adequately maintained and are suitable for our business as presently conducted.

ITEM 3. LEGAL PROCEEDINGS.

We are subject to various claims and lawsuits in the ordinary course of business, which include commercial general liability claims, automobile liability claims, contractual disputes, worker's compensation claims, labor law and employment claims, claims related to alleged alarm system failures, claims that the Company infringed on the intellectual property of others, and consumer and employment class actions. We are also subject to regulatory and governmental examinations, information requests and subpoenas, inquiries, investigations, and threatened legal actions and proceedings. In connection with such formal and informal inquiries, we receive numerous requests, subpoenas, and orders for documents, testimony, and information in connection with various aspects of our activities.

Additional information in response to this Item is included in Note 14 "Commitments and Contingencies" in the Notes to Consolidated Financial Statements and is incorporated by reference into Part I of this Annual Report. Our consolidated financial statements and the accompanying Notes to Consolidated Financial Statements are filed as part of this Annual Report under Item 15 "Exhibit and Financial Statement Schedules" and are set forth beginning on page F-1 immediately following the signature pages of this Annual Report.

ITEM 4. MINE SAFETY DISCLOSURES.

Not Applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information and Stockholders of Record

We have two classes of common stock outstanding, Common Stock and Class B Common Stock.

Common Stock - Our Common Stock is listed on the NYSE under the symbol "ADT."

As of February 20, 2024, the number of stockholders of record of Common Stock was 242, which does not include the number of stockholders who hold our Common Stock through banks, brokers, and other financial institutions.

Class B Common Stock - There is no established public trading market for shares of Class B Common Stock; and Google is, and has been, the only stockholder of record since the stock's issuance in 2020.

Stock Performance Graph

The following graph compares the cumulative total stockholder return, calculated on a dividend-reinvested basis, assuming that $100 was invested on the last trading day before the beginning of the fifth preceding fiscal year, in each of the following: (i) our Common Stock; (ii) the Standard & Poor's ("S&P") 500 Index; and (iii) the S&P North America Consumer Services Index, a peer group. The graph is not, and is not intended to be, indicative of future performance of our Common Stock.



Date	ADT Inc.	S&P 500 Index	S&P North America Consumer Services Index
12/31/2019	$146	$131	$127
12/31/2020	$147	$156	$136
12/31/2021	$160	$200	$156
12/31/2022	$176	$164	$129
12/31/2023	$135	$207	$169

The information contained in this section shall not be deemed "soliciting material" or to be "filed" with the SEC or incorporated by reference in future filings with the SEC, or otherwise subject to the liabilities under Section 18 of the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

Recent Sales of Unregistered Equity Securities

There were no sales of unregistered equity securities during the three months ended December 31, 2023.

Use of Proceeds from Registered Equity Securities

We did not receive any proceeds from sales of registered equity securities during the three months ended December 31, 2023.

Issuer Purchases of Equity Securities

There were no repurchases of any shares of our Common Stock during the three months ended December 31, 2023.

Share Repurchase Plan

On January 24, 2024, the Company's Board of Director's announced a share repurchase plan (the "Share Repurchase Plan"), pursuant to which the Company is authorized to repurchase, through late January 2025, up to a maximum aggregate amount of $350 million of shares of the Company's common stock under this Share Repurchase Plan.

The Company may effect these repurchases pursuant to one or more open market or private transactions, including pursuant to a plan that qualifies for the affirmative defense provided by Rule 10b5-1 under the Exchange Act, or pursuant to one or more accelerated share repurchase agreements.

The Company is not obligated to repurchase any of its shares of common stock, and the timing and amount of any repurchases will depend on legal requirements, market conditions, stock price, the availability of the safe harbor provided by Rule 10b-18 under the Exchange Act, alternative uses of capital, and other factors.

As of the date of this 2023 Annual Report, the Company has not made any repurchases under the Share Repurchase Plan.

ITEM 6. RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Table of Contents

- Introduction
- Business and Basis of Presentation
- Factors Affecting Operating Results
- Key Performance Indicators
- Results of Operations
- Non-GAAP Measures
- Liquidity and Capital Resources
- Critical Accounting Estimates
- Accounting Pronouncements

INTRODUCTION

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. This section is intended to (i) provide material information relevant to the assessment of our results of operations and cash flows; (ii) enhance the understanding of our financial condition, changes in financial condition, and results of operations; and (iii) discuss material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future performance or of future financial condition.

Included below are year-over-year comparisons between 2023 and 2022. The Company is including a year-over-year comparison between 2022 and 2021, under such headings, for selling, general, and administrative expenses and Adjusted EBITDA, which were impacted by the Commercial Divestiture and classification of the Commercial Business as a discontinued operation. The classification of the Commercial Business as a discontinued operation did not impact the remaining discussions on results of operations. Such discussions generally included analysis specific to activities within a certain business segment, and therefore, the explanations did not materially change as a result of such classification. For further information on year-over-year comparisons between 2022 and 2021 not impacted by the Commercial Divestiture, refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Amended 2022 Annual Report, which was filed with the SEC on July 27, 2023.

The following discussion and analysis contains forward-looking statements about our business, operations, and financial performance based on current plans and estimates involving risks, uncertainties, and assumptions, which could differ materially from actual results. Factors that could cause such differences are discussed in the sections of this Annual Report titled Item 1A "Risk Factors" and "Cautionary Statements Regarding Forward-Looking Statements."

Unless otherwise noted, the discussions below relate to the Company's continuing operations.

BUSINESS AND BASIS OF PRESENTATION

ADT Inc. is a leading provider of security, interactive, and smart home solutions serving residential and small business customers in the U.S. Our mission is to empower people to protect and connect what matters most with safe, smart, and sustainable solutions, delivered through innovative offerings, unrivaled safety, and a premium experience because we believe that everyone deserves to feel safe.

As discussed below, on October 2, 2023, we completed the divestiture of our Commercial Business, which provided security and other solutions to commercial customers; and in January 2024, we announced our plans to exit the residential solar business.

All financial information presented in this section has been prepared in U.S. dollars and in accordance with GAAP, excluding our Non-GAAP measures, and includes the accounts of ADT Inc. and its subsidiaries. All intercompany transactions have been eliminated. Since the Commercial Divestiture, we report current and historical financial and operating information for our two remaining segments, CSB and Solar.

For a more detailed discussion of our business, segments, and basis of presentation, refer to Item 1 "Business" and Note 1 "Description of Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in Item 15 "Exhibit and Financial Statement Schedules."

FACTORS AFFECTING OPERATING RESULTS

The factors described herein could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or key performance indicators.

As of December 31, 2023, we served approximately 6.4 million security monitoring service subscribers. Generally, a significant upfront investment is required to acquire new subscribers, that in turn provide ongoing and predictable recurring revenue. Although the economics of an installation may vary depending on the customer type, acquisition channel, and product offering, we generally achieve revenue break-even in approximately two years.

Our CSB results are impacted by the mix of transactions under a Company-owned equipment model versus a customer-owned equipment model (referred to as outright sales), as there are different accounting treatments applicable to each model, as well as the mix, price, and type of offerings sold (see Note 2 "Revenue and Receivables"). Since March 2021, substantially all new professionally installed CSB transactions have taken place under a Company-owned model. As we continue to build our partnership with Google, introduce new or enhance current offerings, and refine our go-to-market approach, we expect to see a shift toward an increasing proportion of outright sales transactions, which will impact results in future periods when those changes occur. We have experienced, and expect to continue to experience, an increase in the proportion of ADT self set-up customers, which are considered outright sales and typically have lower monthly recurring fees than our professional installations, but we believe will allow us to grow our subscriber base through access to the fast-growing do-it-yourself ("DIY") market.

The prices we are able to charge for our products and services are impacted by the type, quality, and complexity of the offerings that we provide; the introduction of additional features and offerings that increase value to the customer; and the competitive and macroeconomic environments in which we operate.

Demand for our offerings may be impacted by the overall economic conditions in the geographies in which we operate, the price and quality of our offerings compared to those of our competitors, as well as changes in competition such as from the acquisition or disposition of similar businesses by us or our competitors. Growth in our CSB segment can be impacted by the overall state of the housing market, the perceived threat of crime, the occurrence of significant life events such as the birth of a child or opening of a new business, or the availability of financial incentives provided by insurance carriers.

New customer additions and customer attrition have a direct impact on our financial results, including revenue, operating income, and cash flows. A portion of our CSB recurring customer base can be expected to cancel service each year as customers may choose to terminate or not to renew their contracts for a variety of reasons including, but not limited to, relocation, loss to competition, cost, or service issues. Relocations are sensitive to changes in the residential housing market, and fewer relocations generally lead to improvements in gross customer revenue attrition but less new customer additions. Additionally, non-payment disconnects generally increase in a weaker macroeconomic environment.

For example, during 2022 and 2023, we experienced fewer relocation disconnects and higher non-pay disconnects largely related to housing market conditions and the weaker macroeconomic environment. As a result of continued changes in the macroeconomic environment, we are currently unable to determine whether there will be any ongoing or further impacts on these trends, and we may continue to experience fluctuations in these or other trends in the future.

Seasonality and weather-related incidents or natural disasters such as hurricanes and winter storms may impact certain areas in which we operate resulting in power outages and service disruptions to certain of our customers. Depending on the severity and nature of the event, material impacts may occur as a result of these incidents.

We have made significant progress toward increasing the variety of our offerings to accommodate increased consumer interest in automated security and other mobile technology applications due to advancements in technology, younger generations of consumers, and shifts to de-urbanization. Advances in technology are also helping us to improve our offerings and reduce certain costs. For example, our Virtual Assistance Program provides our customers the ability to troubleshoot and resolve certain service issues, as well as other functions, through a live video stream with our skilled technicians. This provides customers with more options for receiving certain services that best fit their lifestyles while reducing our costs and eliminating thousands of vehicle trips each day.

We may experience an increase in costs associated with factors, including but not limited to (i) offering a wider variety of products and services; (ii) providing a greater mix of interactive and smart home solutions; (iii) replacing or upgrading certain system components due to technological advancements, cybersecurity upgrades, or otherwise; (iv) supply chain disruptions; (v) inflationary pressures on costs such as materials, labor, and fuel; and (vi) other changes in prices, interest rates, or terms from our suppliers or vendors, or third party lenders. Changes in interest rates or terms from third-party lenders or our other financing partners are impacted by factors such as increases in the benchmark interest rate or other developments in the financial markets. We aim to continuously evaluate and respond to changes in the above to drive efficiencies and meet customer demands.

As part of our response to changes or pressures in the current macroeconomic environment, we have been evaluating, and continue to evaluate, cost-saving opportunities such as reducing headcount or our physical facilities footprint when appropriate, and reducing non-essential spend. While we have experienced some increase in costs as a result of inflation, we have, for the most part, been able to offset the rising costs through price increases to our customers, as well as cost-saving opportunities.

Commercial Divestiture

As discussed in Note 1 "Description of Business and Summary of Significant Accounting Policies" and Note 5 "Divestitures," on October 2, 2023, GTCR acquired all of the issued and outstanding equity interests of the entities comprising our Commercial Business for a total purchase price of approximately $1,613 million in cash, subject to certain customary adjustments as set forth in the Commercial Purchase Agreement. We received net proceeds of approximately $1,585 million, excluding transaction costs of $22 million, and recognized a gain on the sale of approximately $630 million, which is reflected in income (loss) from discontinued operations, net of tax. We used the majority of the net proceeds from the Commercial Divestiture for debt reduction (see Note 8 "Debt").

The results of the Commercial Business through the date of sale are reported as a discontinued operation for current and historical periods. Additionally, the cash flows and comprehensive income (loss) of the Commercial Business through the date of sale have not been segregated and are included in the Consolidated Statements of Cash Flows and Consolidated Statements of Comprehensive Income (Loss), respectively, for all periods presented.

Gross customer revenue attrition and recurring monthly revenue (as defined and discussed below) have been presented for the current period, and recast for prior periods, to reflect only the CSB segment.

During the fourth quarter of 2023, we began recording income associated with the Commercial TSA, which is recognized in other income (expense) and was not material during 2023. However, the Commercial TSA is expected to be material in future periods during the transitional period of up to 24 months after the closing of the Commercial Divestiture.

During 2023, we utilized a significant portion of our net operating losses ("NOLs") to offset the gain generated from the sale of the Commercial Business. As of December 31, 2023, we expect to utilize our remaining NOLs during 2024. The Company expects to become a federal cash taxpayer in 2024 or 2025 depending on future losses generated by the business, specifically with regard to the closure of the Solar business.

Unless otherwise noted, our results of operations discussed below relate to continuing operations and will be impacted by the Commercial Divestiture.

ADT Solar Exit

As previously disclosed, in November 2023, we announced a plan to streamline the solar business to focus on the top performing markets and rationalize the overhead and infrastructure of the business. As part of this plan, we closed a significant number of branches that operate the solar business along with making associated headcount reductions.

On January 19, 2024, after a strategic review of the business and continued macroeconomic and industry pressures, the Company's Board of Directors approved a plan to fully exit the residential solar business, which may include the transition of components of the business to other parties. The ADT Solar Exit is expected to be completed during 2024.

As of December 31, 2023, charges and cash expenditures related to the ADT Solar Exit have not been material.

In connection with the ADT Solar Exit, we currently expect to incur additional aggregate charges of approximately $70 million - $110 million, related to (a) employee separation costs of approximately $7 million - $10 million, (b) long-lived asset impairments and write-off of deferred implementation costs associated with cloud computing arrangements of approximately $16 million - $20 million, (c) contract termination charges of approximately $6 million - $10 million, (d) the write-down and disposition of inventory on hand of approximately $15 million - $22 million, and (e) other charges of approximately $26 million - $48 million, which primarily relates to the impact associated with the disposition of the existing installation pipeline.

We expect to incur future aggregate cash expenditures associated with the ADT Solar Exit of approximately $50 million - $70 million.

The ADT Solar Exit is expected to be completed during 2024.

The estimated charges and cash expenditures resulting from these actions could change materially, including that the Company may incur additional charges and cash expenditures due to various factors including unknown or unforeseen costs as part of these actions.

Google Partnership Update

The Google Commercial Agreement specifies each party shall contribute $150 million toward the joint marketing of devices and services; customer acquisition; employee training; and technology updates. Each party is required to contribute such funds in three equal tranches, subject to the attainment of certain milestones. In August 2022, we amended the Google Commercial Agreement, pursuant to which Google has agreed to commit an additional $150 million to further fund, as mutually agreed to by us and Google, growth, data and insights, product innovation and technology advancements, customer acquisition, and marketing. The additional funds will be contributed in three equal tranches, subject to the attainment of certain milestones.

During 2023, we were reimbursed $40 million for certain joint marketing expenses we incurred.

In December 2023, the Company and Google entered into the Google Cloud Agreement Addendum, pursuant to which Google has agreed to provide certain credits, discounts, and other incentives for use of the Google Cloud Platform to the Company, and the Company has committed to purchasing $200 million of Google Cloud Platform services over seven years (through December 2030), as discussed in Note 14 "Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

Additionally, during 2023, we launched our proprietary ADT+ app for our self setup line of DIY smart home security products, including Google Nest offerings. During the fourth quarter of 2023, we began our phased rollout of our ADT+ app for professional installation along with a new interactive and hardware lineup.

Tax Matters

Federal Tax Legislation

Certain changes to U.S. federal tax law included in the Tax Cuts and Jobs Act of 2017 had a delayed effective date until 2022. Under IRC Section 163(j), the limitation on net business interest expense deductions are no longer increased by deductions for depreciation, amortization, or depletion. Under IRC Section 174, specified research and experimentation expenditures are now capitalized and amortized. These items have resulted in increased taxable income and an acceleration of our net operating loss utilization.

Potential for Future Valuation Allowance

The valuation allowance for deferred tax assets relates to the uncertainty of the utilization of certain U.S. federal and state deferred tax assets. In evaluating the Company's ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including enacted legislation such as the updates described above, which impact our assessment of whether a valuation allowance is needed.

We believe that our deferred tax asset for disallowed interest under IRC Section 163(j) will continue to grow from its current level. There is currently significant uncertainty in the matters we consider when evaluating our valuation allowance needs. Any material change to our valuation allowance in subsequent periods could materially and adversely impact our operating results.

Other Updates

State Farm Partnership

Beginning in 2023, certain State Farm customers were able to receive ADT home security products and professional monitoring at a reduced cost as part of the partnership between ADT and State Farm. In addition, through this program, ADT has access to certain State Farm customers, which provide opportunities to reach additional markets. As of December 31, 2023, the State Farm partnership operated in 13 states in the U.S. During 2023, we used approximately $9 million of the Opportunity Fund for project initiatives.

Refer to Note 11 "Equity" in the Notes to Consolidated Financial Statements for further information.

Radio Conversion Program

During 2019, we commenced a program to replace the 3G and CDMA cellular equipment used in many of our security systems as a result of the cellular network providers retiring their 3G and CDMA networks by the end of 2022. The program was completed in 2023, and we incurred a total of $276 million net radio conversion costs throughout the program, the majority of which was incurred in 2021.

For those customers who did not transition prior to or have not transitioned since the applicable network sunset, the loss of signal to our security systems and certain services we provide may impact our ability to bill and/or collect from these customers in the future and may impact our attrition. This impact has not been, and is not expected to be, material.

KEY PERFORMANCE INDICATORS

We evaluate our results using certain key performance indicators, including the operating metrics recurring monthly revenue ("RMR") and gross customer revenue attrition, as well as the non-GAAP measure Adjusted EBITDA. Computations of our key performance indicators may not be comparable to other similarly titled measures reported by other companies.

Certain operating metrics are approximated, as there may be variations to reported results due to certain adjustments we might make in connection with the integration over several periods of acquired companies that calculated these metrics differently or periodic reassessments and refinements in the ordinary course of business, including changes due to system conversions or historical methodology differences in legacy systems.

RMR

RMR is generated by contractual recurring fees for monitoring and other recurring services provided to our CSB customers, including contracts monitored but not owned.

We use RMR to evaluate our overall sales, installation, and retention performance. Additionally, we believe the presentation of RMR is useful to investors because it measures the volume of revenue under contract at a given point in time, which is a useful measure for forecasting future revenue performance as the majority of our revenue comes from recurring sources.

Gross Customer Revenue Attrition

Gross customer revenue attrition for our CSB segment is defined as RMR lost as a result of customer attrition, net of dealer charge-backs and reinstated customers, excluding contracts monitored but not owned and self-setup/DIY customers. Customer sites are considered canceled when all services are terminated. Dealer charge-backs represent customer cancellations charged back to the dealers because the customer canceled service during the charge-back period, which is generally thirteen months.

Gross customer revenue attrition is calculated on a trailing twelve-month basis, the numerator of which is the RMR lost during the period due to attrition, net of dealer charge-backs and reinstated customers, and the denominator of which is total annualized RMR based on an average of RMR under contract at the beginning of each month during the period, in each case, excluding contracts monitored but not owned and self-setup/DIY customers.

We use gross customer revenue attrition to evaluate our CSB retention and customer satisfaction performance, as well as evaluate subscriber trends by vintage year. Additionally, we believe the presentation of gross customer revenue attrition is useful to investors as it provides a means to evaluate drivers of customer attrition and the impact of retention initiatives.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure. Our definition of Adjusted EBITDA, a reconciliation of Adjusted EBITDA to income (loss) from continuing operations (the most comparable GAAP measure), and additional information, including a description of the limitations relating to the use of Adjusted EBITDA, are provided under "—Non-GAAP Measures."

RESULTS OF OPERATIONS

(in thousands, except as otherwise indicated)	Years Ended December 31,			$ Change	
Results of Operations:	**2023**	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
Revenue:					
Monitoring and related services	$4,178,998	$4,053,048	$3,882,290	$ 125,950	$ 170,758
Security installation, product, and other	473,826	328,856	273,082	144,970	55,774
Solar installation, product, and other	329,835	786,426	47,351	(456,591)	739,075
Total revenue	4,982,659	5,168,330	4,202,723	(185,671)	965,607
Cost of revenue *(excluding depreciation and amortization)***:**					
Monitoring and related services	604,368	596,664	629,204	7,704	(32,540)
Security installation, product, and other	147,314	102,118	108,823	45,196	(6,705)
Solar installation, product, and other	256,784	501,710	34,758	(244,926)	466,952
Total cost of revenue	1,008,466	1,200,492	772,785	(192,026)	427,707
Selling, general, and administrative expenses	1,539,579	1,662,826	1,541,330	(123,247)	121,496
Depreciation and intangible asset amortization	1,350,980	1,615,830	1,839,658	(264,850)	(223,828)
Merger, restructuring, integration, and other	62,172	17,229	39,159	44,943	(21,930)
Goodwill impairment	511,176	200,974	—	310,202	200,974
Operating income (loss)	510,286	470,979	9,791	39,307	461,188
Interest expense, net	(572,150)	(264,265)	(456,825)	(307,885)	192,560
Loss on extinguishment of debt	(16,621)	—	(37,113)	(16,621)	37,113
Other income (expense)	11,958	(57,568)	8,313	69,526	(65,881)
Income (loss) from continuing operations before income taxes and equity in net earnings (losses) of equity method investee	(66,527)	149,146	(475,834)	(215,673)	624,980
Income tax benefit (expense)	(4,585)	(37,682)	131,657	33,097	(169,339)
Income (loss) from continuing operations before equity in net earnings (losses) of equity method investee	(71,112)	111,464	(344,177)	(182,576)	455,641
Equity in net earnings (losses) of equity method investee	6,572	(4,601)	—	11,173	(4,601)
Income (loss) from continuing operations	(64,540)	106,863	(344,177)	(171,403)	451,040
Income (loss) from discontinued operations, net of tax	527,549	25,800	3,357	501,749	22,443
Net income (loss)	$ 463,009	$ 132,663	$(340,820)	$ 330,346	$ 473,483
Key Performance Indicators: [1]					
RMR	$ 353,064	$ 341,025	$ 328,073	$ 12,039	$ 12,952
Gross customer revenue attrition (percentage)	12.9 %	12.8 %	13.5 %	N/A	N/A
Adjusted EBITDA [2]	$2,364,800	$2,310,187	$2,107,247	$ 54,613	$ 202,940

_____

(1)   Refer to the "Key Performance Indicators" section for the definitions of these key performance indicators.

(2)   Adjusted EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section for the definition of this term and reconciliation to the most comparable GAAP measure.

N/A—Not applicable.

Revenue

Monitoring and related services revenue ("M&S Revenue") primarily comprises revenue generated from providing recurring monthly monitoring and other services, as well as revenue from time and materials billings. Security installation, product, and other revenue comprises installation revenue from the sale and installation of our security systems sold under a customer-owned model, as well as the recognition of revenue that is deferred upon initiation of a monitoring contract in transactions occurring under a Company-owned model (amortization of deferred subscriber acquisition revenue). Solar installation, product, and other revenue comprises revenue from the sale and installation of our solar systems and energy-storage solutions.

Revenue, as compared to the prior period, primarily reflects:

- **CSB M&S Revenue**: higher recurring revenue of $127 million primarily driven by an increase in average prices.

- **CSB Security installation, product, and other**: (i) an increase in installation revenue of $78 million primarily driven by a higher volume of outright sales transactions and higher installation revenue per unit associated with new customers under the outright sales transaction model, as well as (ii) an increase of $67 million in the amortization of deferred subscriber acquisition revenue associated with customers under a Company-owned model.

- **Solar installation, product, and other:** fewer sales and installations as a result of impacts from macroeconomic conditions, including higher interest rates.

The increase in RMR, as compared to the prior period, was primarily due to an increase in average prices on new and existing subscribers.

Gross customer revenue attrition, as compared to the prior period, remained relatively flat, reflecting higher non-payment and other disconnects, primarily offset by a decrease in relocations.

Cost of Revenue

Monitoring and related services costs ("M&S Costs") primarily comprises field service and call center costs incurred from providing recurring monthly monitoring and other services. Security and solar installation, product, and other costs comprise costs incurred from the installation of our security and solar systems, respectively.

Cost of revenue, as compared to the prior period, primarily reflects:

- **CSB Security installation, product, and other:** an increase in installation costs due to a higher volume of outright sales transactions, partially offset by a lower volume of in-person service tickets as a result of our Virtual Assistance Program.

- **Solar installation, product, and other:** a decrease in installation costs due to fewer sales and installations as discussed above.

Selling, General, and Administrative Expenses ("SG&A")

The decrease in SG&A, as compared to the prior period, was primarily due to a decrease in our Solar segment of $123 million.

CSB remained relatively flat, and primarily included:

- a decrease of $39 million in general and administrative expenses, including a legal settlement earned in 2023,
- a decrease of $28 million in radio conversion costs due to the wind down of the replacement program,
- a decrease of $15 million in advertising costs, primarily due to the receipt of the Google Success Funds, partially offset by increased advertising spend and
- a decrease of $14 million in stock-based compensation as a result of grants that became fully vested in March 2023 associated with one-time grants from 2020, offset by:
- an increase of $50 million in the allowance for credit losses primarily related to residential customers and
- an increase of $47 million in selling costs primarily related to the amortization of deferred subscriber acquisition costs and commissions.

Depreciation and Intangible Asset Amortization ("D&A")

The decrease in D&A was primarily driven by a decrease in the amortization of customer relationship intangible assets of $309 million, primarily related to certain assets acquired as part of the ADT Acquisition, which became fully amortized during the first quarter of 2023. This decrease was partially offset by an increase in the amortization of customer contracts acquired under our authorized dealer program and from other third parties of $15 million, as well as an increase in the depreciation of subscriber system assets of $14 million.

Merger, Restructuring, Integration, and Other

Merger, restructuring, integration, and other varies year over year and generally represents certain direct and incremental costs resulting from acquisitions, integration and optimization costs as a result of those acquisitions, costs related to restructuring efforts, as well as fair value remeasurements and impairment charges on certain strategic investments.

During 2023, the increase in merger, restructuring, integration, and other, as compared to the prior year period, was driven by increases in restructuring costs of $20 million primarily related to severance benefits and facility exits and third-party costs of $16 million primarily related to the strategic optimization of our Solar segment.

Goodwill Impairment

During 2023 and 2022, we recorded goodwill impairment charges of $511 million and $201 million, respectively, associated with our Solar reporting unit. Following the impairments during 2023, the balance of goodwill in the Solar reporting unit was zero. Refer to Note 7 "Goodwill and Other Intangible Assets" and the section "—Critical Accounting Estimates" below for further discussion.

Interest Expense, net

During 2023, the increase in interest expense, net, as compared to the prior year period, was primarily driven by:

- a decrease in net unrealized gains of $324 million on our interest rate swaps not designated as cash flow hedges,

- higher interest expense of $59 million related to the term loan under our First Lien Credit Agreement, and

- $25 million of expense recorded during 2023 associated with the reclassification from AOCI of historical losses related to certain interest rate swaps as those cash flows are probable of not occurring as a result of the partial redemption of our First Lien Term Loan due 2026 in October 2023, partially offset by

- a decrease of $96 million related to settlements on our interest rate swaps.

Loss on Extinguishment of Debt

Loss on extinguishment of debt includes the payment of call and redemption premiums, the write-off of unamortized deferred financing costs and discounts, and certain other expenses associated with extinguishment of debt.

During 2023, loss on extinguishment of debt totaled $17 million and was primarily due to the write-off of unamortized discount and debt issuance costs associated with the partial redemption and refinancing of the First Lien Term Loan due 2026.

Other Income (Expense)

During 2023, other income (expense) primarily included income from the Commercial TSA.

During 2022, other income (expense) primarily included a net loss of $63 million in connection with the Tender Offer as a result of the change in fair value of the Forward Contract.

Income Tax Benefit (Expense)

Our income tax benefit (expense) during 2023 was $(5) million, resulting in an effective tax rate for the period of (6.9)%. The effective tax rate primarily represents the federal statutory rate of 21.0%, state income taxes, net of federal benefits of (9.4)%, an 8.7% favorable impact related to a decrease in unrecognized tax benefits, an 8.0% favorable impact from the net impact of acquisitions and dispositions related to the revaluation of our net deferred tax liability, offset by a (9.5)% unfavorable impact from permanently non-deductible items, a (22.8)% unfavorable impact related to non-deductible solar goodwill impairment charges, and a (5.9)% unfavorable impact related to non-deductible goodwill on dispositions, primarily related to the sale of the Commercial business.

Our income tax benefit (expense) during 2022 was $(38) million, resulting in an effective tax rate for the period of 25.3%. The effective tax rate primarily represents the federal statutory rate of 21.0%, state income taxes, net of federal benefits of 6.8%, a (6.1)% favorable impact from a decrease in unrecognized tax benefits, a (5.7)% favorable impact from legislative changes, an (8.0)% favorable impact from federal credits, offset by a 13.3% unfavorable impact from permanently non-deductible items, primarily related to the fair value adjustment of the Forward Contract, and a 4.0% unfavorable impact from non-deductible solar goodwill impairment charges.

Refer to Note 10 "Income Taxes" for details on our effective tax rate.

Equity in Net Earnings (Losses) of Equity Method Investee

During the fourth quarter of 2023, we sold our shares in Canopy. As a result, we received $21 million of recovered proceeds and recognized a net gain on sale of our equity method investment of $15 million. Refer to Note 6 "Equity Method Investments" for further details.

2022 compared to 2021

Selling, General, and Administrative Expenses ("SG&A")

The increase in SG&A, as compared to the prior period, was primarily driven by incremental expenses of $296 million as a result of the ADT Solar Acquisition in December 2021.

The decrease in CSB, as compared to the prior period, primarily included:

- a decrease in radio conversion costs of $211 million, primarily due to a decrease in the number of conversions and

- a decrease in advertising costs of $83 million, primarily due to our efforts to optimize our advertising model, partially offset by

- an increase in the provision for credit losses of $42 million, primarily due to lower provision in the prior year associated with impacts from the COVID-19 Pandemic,

- an increase in selling costs of $39 million, primarily due to additional amortization of deferred subscriber acquisition costs, and

- an increase in general and administrative costs of $36 million, primarily due to investments in our information technology infrastructure and other operational costs.

NON-GAAP MEASURES

To provide investors with additional information in connection with our results as determined in accordance with GAAP, we disclose Adjusted EBITDA as a non-GAAP measure. This measure is not a financial measure calculated in accordance with GAAP, and it should not be considered as a substitute for net income, operating income, or any other measure calculated in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies.

Adjusted EBITDA

We believe Adjusted EBITDA is useful to investors to measure the operational strength and performance of our business. We believe the presentation of Adjusted EBITDA is useful as it provides investors additional information about our operating profitability adjusted for certain non-cash items, non-routine items we do not expect to continue at the same level in the future, as well as other items not core to our operations. Further, we believe Adjusted EBITDA provides a meaningful measure of operating profitability because we use it for evaluating our business performance, making budgeting decisions, and comparing our performance against other peer companies using similar measures.

We define Adjusted EBITDA as income (loss) from continuing operations adjusted for (i) interest; (ii) taxes; (iii) depreciation and amortization, including depreciation of subscriber system assets and other fixed assets and amortization of dealer and other intangible assets; (iv) amortization of deferred costs and deferred revenue associated with subscriber acquisitions; (v) share-based compensation expense; (vi) merger, restructuring, integration, and other; (vii) losses on extinguishment of debt; (viii) radio conversion costs, net; (ix) adjustments related to acquisitions, such as contingent consideration and purchase accounting adjustments, or dispositions; (x) impairment charges; and (xi) other income/gain or expense/loss items such as changes in fair value of certain financial instruments or financing and consent fees.

There are material limitations to using Adjusted EBITDA. Adjusted EBITDA does not take into account certain significant items, including depreciation and amortization, interest, taxes, and other adjustments which directly affect our income (loss) from continuing operations. These limitations are best addressed by considering the economic effects of the excluded items independently and by considering Adjusted EBITDA in conjunction with income (loss) from continuing operations as calculated in accordance with GAAP.

The table below reconciles Adjusted EBITDA to income (loss) from continuing operations:

| (in thousands) | Years Ended December 31, | | | $ Change | |
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Income (loss) from continuing operations	$ (64,540)	$ 106,863	$ (344,177)	$ (171,403)	$ 451,040
Interest expense, net	572,150	264,265	456,825	307,885	(192,560)
Income tax expense (benefit)	4,585	37,682	(131,657)	(33,097)	169,339
Depreciation and intangible asset amortization	1,350,980	1,615,830	1,839,658	(264,850)	(223,828)
Amortization of deferred subscriber acquisition costs	188,222	154,186	118,162	34,036	36,024
Amortization of deferred subscriber acquisition revenue	(301,708)	(235,190)	(164,180)	(66,518)	(71,010)
Share-based compensation expense	39,438	53,497	47,111	(14,059)	6,386
Merger, restructuring, integration, and other[1]	62,172	17,229	39,159	44,943	(21,930)
Goodwill impairment[2]	511,176	200,974	—	310,202	200,974
Loss on extinguishment of debt	16,621	—	37,113	16,621	(37,113)
Change in fair value of financial instruments[3]	—	63,396	—	(63,396)	63,396
Radio conversion costs, net[4]	(4,696)	1,708	201,802	(6,404)	(200,094)
Non-cash acquisition-related adjustments and other, net[5]	(9,600)	29,747	7,431	(39,347)	22,316
Adjusted EBITDA (from continuing operations)	$ 2,364,800	$ 2,310,187	$ 2,107,247	$ 54,613	$ 202,940

(1) During 2023, includes integration and third-party costs related to the strategic optimization of the Solar business operations following the ADT Solar acquisition, as well as restructuring costs. Refer to the discussion above under "- Results of Operations."

(2) During 2022 and 2023, represents goodwill impairment charges associated with our Solar reporting unit (refer to Note 7 "Goodwill and Other Intangible Assets" and the discussion above under "- Results of Operations."

(3) During 2022, represents the change in fair value of the Forward Contract (refer to Note 11 "Equity").

(4) Refer to Note 1 "Description of Business and Summary of Significant Accounting Policies" for further details.

(5) During 2023, primarily represents the gain on sale of a business and other investment partially offset by financing fees and interest rate swaps included in other income (expense). During 2022, also includes the gain on sale of a business. During 2022 and 2021, primarily represents the amortization of the customer backlog intangible asset acquired in the ADT Solar Acquisition, which was fully amortized as of March 2022 (refer to Note 4 "Acquisitions").

Adjusted EBITDA in total and by segment were as follows:

| (in thousands) | Years Ended December 31, | | | $ Change | |
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
CSB	$ 2,481,305	$ 2,305,032	$ 2,101,659	$ 176,273	$ 203,373
Solar	(116,505)	5,155	5,588	(121,660)	(433)
Adjusted EBITDA (from continuing operations)	$ 2,364,800	$ 2,310,187	$ 2,107,247	$ 54,613	$ 202,940

The drivers listed below exclude amounts that are outside of our definition of Adjusted EBITDA. Refer to the discussions above under "—Results of Operations" for further details.

2023 compared to 2022

CSB:

The increase was primarily due to:

- higher M&S Revenue, net of the associated costs, of $140 million,

- lower general and administrative expenses of $39 million,

- higher installation revenue, net of the associated costs and commissions, of $23 million, and

- lower advertising costs of $15 million, partially offset by

- higher provision for credit losses of $50 million.

Solar:

The decrease was primarily due to:

- lower installation revenue, net of the associated costs and commissions, of $213 million, partially offset by

- lower general and administrative expenses of $84 million.

2022 compared to 2021

CSB:

The increase was primarily due to:

- higher M&S Revenue, net of the associated costs, of $215 million and

- lower advertising costs of $83 million, partially offset by

- higher provision for credit losses of $42 million

- and higher general and administrative expenses of $36 million.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and capital resources, along with our outstanding debt, primarily consist of the following:

(in thousands)	December 31, 2023
Cash and cash equivalents	$ 14,621
Restricted cash and restricted cash equivalents	$ 115,329
Availability under First Lien Revolving Credit Facility	$ 575,000
Uncommitted available borrowing capacity under 2020 Receivables Facility	$ 63,996
Carrying amount of total debt outstanding	$ 7,843,961

Liquidity

We expect our ongoing sources of liquidity to include cash generated from operations, borrowings under our first lien revolving credit facility (the "First Lien Revolving Credit Facility") and the 2020 Receivables Facility, and the issuance of equity and/or debt securities as appropriate given market conditions. Our future cash needs are expected to include cash for operating activities, working capital, capital expenditures, principal and interest payments on our debt, expected dividend payments to our stockholders, potential share repurchases under our Share Repurchase Plan, and strategic investments.

Our principal liquidity requirements are to finance current operations, invest in acquiring and retaining customers, purchase property and equipment, service our debt, invest in our information technology infrastructure, and return money to shareholders through dividends.

Our liquidity requirements are primarily funded by our cash flows from operations, which include cash received from customers related to monthly recurring revenue from providing monitoring and other services, as well as cash from the sale and installation of our security and, prior to the exit from our solar business, solar systems (including cash received from third-party lenders who provide loan products for customers), less cash costs to provide services to our customers, general and administrative costs, certain costs associated with acquiring new customers, and interest payments.

We are a highly leveraged company with significant debt service requirements and have both fixed-rate and variable-rate debt. As of December 31, 2023, our next debt maturity will occur in April 2024 with respect to the remaining outstanding balance of $100 million of our First Lien Notes due 2024.

We may periodically seek to repay, redeem, repurchase, or refinance our indebtedness, or seek to retire or purchase our outstanding securities through cash purchases in the open market, privately negotiated transactions, a 10b5-1 repurchase plan, or otherwise, and any such transactions may involve material amounts. Cash outflows for interest payments are not consistent between quarters, with larger outflows occurring in the first and third quarters, and may vary as a result of our variable rate debt.

We are closely monitoring the impact of recent inflationary pressures and changes in interest rates on our cash position. However, we believe our cash position, borrowing capacity available under our First Lien Revolving Credit Facility and 2020 Receivables Facility, and cash provided by operating activities are, and will continue to be, adequate to meet our operational and business needs in the next twelve months, as well as our long-term liquidity needs.

In addition, in 2023, we entered into a Receivables Financing Agreement with Mizuho Bank, Ltd. (the "Solar Receivables Financing Agreement") to finance receivables generated by the installation of residential solar systems. The Solar Receivables Financing Agreement, among other things, provides for an uncommitted revolving loan facility in the aggregate principal amount of up to $300 million, which loans are secured by substantially all the assets of ADT Solar Finance (the "Solar Receivables Facility"). As of December 31, 2023, we have not borrowed any amounts under the Solar Receivables Facility, and given the decision to exit the residential solar business, we do not expect to borrow any amounts under the Solar Receivables Facility. The Solar Receivables Facility's uncommitted revolving period will expire in August 2024, unless terminated beforehand.

Material Cash Requirements

Our cash requirements within the next twelve months primarily include current maturities and interest on our long-term debt and leases, accounts payable and other current liabilities, purchase commitments and other obligations entered into in the ordinary course of business, and dividends on our common stock.

As of December 31, 2023, our significant short-term and long-term cash requirements, excluding cash required for operations, under our various contractual obligations and commitments primarily included:

- ***Debt principal*** – As of December 31, 2023, our expected future debt principal payments, excluding finance leases, totaled approximately $7.9 billion, with $287 million due in 2024 primarily related to the $100 million outstanding ADT Notes due 2024 (defined below) and repayments on the 2020 Receivables Facility, and including required quarterly principal payments on our First Lien Term Loan due 2030 and Term Loan A Facility totaling approximately $46 million.

  Refer to Note 8 "Debt" for further details of our debt and the timing of expected future principal payments.

- ***Interest payments*** – Future interest payments on our fixed-rate debt are based on the contractual terms. Future interest payments on our variable-rate debt and the effects of our interest rate swaps are based on SOFR, plus the applicable margin in effect as of December 31, 2023.

  During 2023, we paid net cash interest of $523 million, including interest on interest rate swaps presented outside of operating activities. As of December 31, 2023, our expected future interest payments related to our debt and interest rate swap contracts totaled approximately $1.9 billion, with approximately $369 million due in 2024. Additionally, we expect to incur annual interest payments of approximately $325 - $360 million during each of the years 2025 - 2026 and approximately $200 - $300 million during each of the years 2027 and 2028.

- ***Operating and finance leases*** – As of December 31, 2023, our expected future lease payments, including interest, totaled $221 million, with $54 million due in 2024.

  Refer to Note 15 "Leases" for further details of our obligations and the timing of expected future payments.

- ***Purchase obligations*** – Our material cash requirements for purchases of goods or services entered into in the ordinary course of business, including purchase orders and contractual obligations, primarily consist of information technology services and equipment, including investments in our information technology infrastructure, direct materials, and telecommunication services. Our future purchase obligations may be impacted by changes in our business or other internal or external factors. As our business continues to grow organically or through acquisitions, our obligations may grow as well.

As of December 31, 2023, our contractual obligations entered into in the ordinary course of business, including agreements that are enforceable and legally binding and have a remaining term in excess of one year, totaled approximately $482 million, with approximately $323 million expected to be paid in 2024.

These amounts include a commitment with one of our vendors to purchase at least $190 million of security system equipment and components through March 2025. This commitment is also satisfied through purchases made by the Company's dealer network.

Refer to Note 14 "Commitments and Contingencies" for the amounts and timing of such payments.

In addition, as of December 31, 2023, we had outstanding purchase orders of approximately $129 million primarily related to direct materials and information technology and marketing services, which are expected to be materially satisfied in 2024.

- ***Google Commercial Agreement*** – The Google Commercial Agreement requires us and Google to each contribute $150 million toward certain joint commercial efforts. Additionally, during 2022 we entered into the Google Commercial Agreement Amendment in which Google agreed to commit an additional $150 million. While the timing of these contributions is still uncertain, we expect to contribute the majority of our $150 million commitment under the Google Commercial Agreement by the end of 2026. During 2023, $40 million of the Google Success Funds were reimbursed to the Company for our share of joint marketing expenses incurred and reflected as a reduction of advertising costs.

  In addition, under the Google Cloud Agreement Addendum, the Company is obligated to make purchases from Google totaling $200 million over a seven-year period (through December 2030), with $35 million in the first two years, $65 million in the next two years after that, and $100 million in the last three years of the commitment.

- ***State Farm Opportunity Fund*** – Pursuant to the State Farm Development Agreement, State Farm committed up to $300 million to fund product and technology innovation, customer growth, and marketing initiatives. Upon the Closing of the State Farm Strategic Investment, we received $100 million of such commitment from State Farm, which is restricted until we use the funds for investment, as agreed upon with State Farm, in accordance with the State Farm Development Agreement. During 2023, payments made from the Opportunity Fund were $11 million.

- ***Customer account purchases*** – Our indirect channel customers are generated mainly through our ADT Authorized Dealer Program. As opportunities arise, we have in the past engaged, and we may continue to engage, in selective third-party account purchases, which typically involve the purchase of a set of customer accounts from other security service providers. For example, in December 2023, we purchased customer accounts from a third party for $89 million in cash.

- ***ADT Solar Exit and Repurchase of Solar loans*** – As of December 31, 2023, we recognized a liability of $15 million related to certain loans provided to customers within our Solar business that we may be required to repurchase from our third-party lenders. In addition, we expect to incur cash expenditures of approximately $50 million - $70 million associated with the exit from our solar business. Additional expenditures could occur with our third-party lenders in connection with the ADT Solar Exit.

- ***Unrecognized tax benefits*** – We have $49 million of unrecognized tax benefits, excluding interest and penalties, related to various tax positions we have taken. These liabilities may increase or decrease over time primarily as a result of tax examinations, and given the status of the examinations, we cannot reliably estimate the period of any cash settlement with the respective taxing authorities.

  Refer to Note 10 "Income Taxes" for further details.

- ***Off-balance sheet arrangements*** – As of December 31, 2023, we had guarantees primarily related to standby letters of credit on our insurance programs totaling $78 million.

  During March 2022, we entered into an unsecured Credit Agreement with Goldman Sachs Mortgage Company, as administrative agent and issuing lender (the "Issuing Lender"), together with other lenders party thereto, pursuant to which we may request the Issuing Lender to issue one or more letters of credit for its own account or the account of its subsidiaries, in an aggregate face amount not to exceed $75 million at any one time, through December 2026.

  We do not have any other arrangements giving rise to material obligations that are not reported in our consolidated balance sheets, as described in Item 303 of SEC Regulation S-K.

- ***Dividends*** – Stockholders are entitled to receive dividends when, as, and if declared by the Company's Board of Directors out of funds legally available for that purpose. On January 24, 2024, we announced a 57% increase to our quarterly dividend to $0.055 per share to holders of Common Stock and Class B Common Stock of record on March 14, 2024, which will be distributed on or about April 4, 2024.

During 2023, we declared aggregate dividends of $0.14 per share on Common Stock ($121 million) and $0.14 per share on Class B Common Stock ($8 million).

During 2022, we declared aggregate dividends of $0.14 per share on Common Stock ($120 million) and $0.14 per share on Class B Common Stock ($8 million).

Refer to Note 11 "Equity" for further details.

- **Share Repurchase Plan** – On January 24, 2024, the Company's Board of Director's announced the Share Repurchase Plan, pursuant to which the Company is authorized to repurchase, through late January 2025, up to a maximum aggregate amount of $350 million of shares of the Company's common stock under this Share Repurchase Plan.

  As of the date of this 2023 Annual Report, the Company has not made any repurchases under the Share Repurchase Plan.

Cash Flow Analysis

The following table is a summary of our cash flow activity for the periods presented:

(in thousands)	Years Ended December 31,			$ Change	
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Net cash provided by (used in):					
Operating activities	$ 1,657,726	$ 1,887,920	$ 1,649,723	$ (230,194)	$ 238,197
Investing activities	$ 242,493	$ (1,532,784)	$ (1,695,745)	$ 1,775,277	$ 162,961
Financing activities	$ (2,143,849)	$ (14,833)	$ (128,448)	$ (2,129,016)	$ 113,615

The discussion below includes cash flows from both continuing operations and discontinued operations consistent with the presentation on the Statements of Cash Flows.

Cash Flows from Operating Activities

The decrease in net cash provided by operating activities for 2023 compared to 2022 was primarily due to:

- an increase in cash interest of $153 million,
- an increase in payroll tax payments of $26 million primarily related to deferrals of such payments in 2020 under the CARES Act, partially offset by
- $40 million of the Google Success Funds,
- $19 million related to a legal settlement, and
- an increase in receipts related to our radio conversion program of $9 million.

The decrease in net cash provided by operating activities also includes negative impacts from the solar business. The remainder of the activity related to changes in assets and liabilities due to the volume and timing of other operating cash receipts and payments with respect to when the transactions are reflected in earnings.

Refer to the discussions above under "—Results of Operations" for further details.

Cash Flows from Investing Activities

The change in net cash from investing activities for 2023 compared to 2022 was primarily due to:

- an increase in the proceeds from the sales of businesses of $1,583 million primarily related to the Commercial Divestiture in 2023,
- a decrease in net outflows of $104 million related to subscriber system assets expenditures due to lower volume, and
- an increase in other investing activities of $42 million primarily related to the 2023 sale of our equity method investment we made in 2022.

Cash Flows from Financing Activities

The increase in net cash used in financing activities for 2023 compared to 2022 was primarily due to:

- an increase in net debt payments of $2,040 million primarily related to the partial redemptions in 2023 of our First Lien Term Loan due 2026 and ADT Notes due 2024,

- a decrease in net proceeds under the 2020 Receivables Facility of $75 million primarily due to higher repayments during 2023 as compared to 2022, and

- Opportunity fund proceeds of $101 million during 2022 as compared to net payments of $9 million during 2023, partially offset by

- proceeds on our interest rate swaps of $83 million during 2023 as compared to payments of $19 million during 2022.

During 2023, both the proceeds and repayments of long-term debt on the Consolidated Statements of Cash Flows include the impact of $230 million from the October refinancing of the First Lien Term Loan due 2026.

Net cash used in financing activities during 2022 also included the $1.2 billion issuance of State Farm shares and corresponding repurchase of $1.2 billion related to the Tender Shares.

Long-Term Debt

As of December 31, 2023, our debt (excluding finance leases and any deferred financing costs, discounts, premiums, or fair value adjustments) consisted of the following *(in thousands)*:

Debt Description	Issued	Maturity	Interest Rate	Interest Payable	Principal
First Lien Term Loan B due 2030	10/13/2023	10/13/2030	Term SOFR +2.50%	Quarterly	$ 1,375,000
Term Loan A Facility	3/14/2023	3/14/2028	Term SOFR +2.25%	Quarterly	625,625
Second Lien Notes due 2028	1/28/2020	1/15/2028	6.250%	1/15 and 7/15	1,300,000
First Lien Notes due 2024	4/4/2019	4/15/2024	5.250%	2/15 and 8/15	99,999
First Lien Notes due 2026	4/4/2019	4/15/2026	5.750%	3/15 and 9/15	1,350,000
First Lien Notes due 2027	8/20/2020	8/31/2027	3.375%	6/15 and 12/15	1,000,000
First Lien Notes due 2029	7/29/2021	8/1/2029	4.125%	2/1 and 8/1	1,000,000
ADT Notes due 2032	5/2/2016	7/15/2032	4.875%	1/15 and 7/15	728,016
ADT Notes due 2042	7/5/2012	7/15/2042	4.875%	1/15 and 7/15	21,896
2020 Receivables Facility	3/5/2020	11/20/2028	Various	Monthly	436,004
Other debt					751
Total					$ 7,937,291

Refer to Note 8 "Debt" for further details of our debt agreements, including interest rates, covenants, and other descriptions of these agreements.

First Lien Credit Agreement

Our first lien credit agreement dated as of July 1, 2015 (together with subsequent amendments and restatements, the "First Lien Credit Agreement") consists of a term loan facility (the "First Lien Term Loan due 2030," and prior to October 2023, the "First Lien Term Loan due 2026") and a first lien revolving credit facility (the "First Lien Revolving Credit Facility").

Below is a summary of key events related to the First Lien Credit Agreement since 2022:

- During 2022, we borrowed $550 million and repaid $575 million under the First Lien Revolving Credit Facility.

- In October 2023, we redeemed approximately $1.3 billion of the First Lien Term Loan due 2026 using net proceeds from the Commercial Divestiture.

- In October 2023, we amended and restated the First Lien Credit Agreement to refinance the remaining outstanding balance of the First Lien Term Loan due 2026 with a new $1,375 million 7-year term First Lien Term Loan B due 2030, among other things.

We did not borrow or repay any funds under the First Lien Revolving Credit Facility during 2023.

We are required to make scheduled quarterly principal payments on the First Lien Term Loan due 2030, with the remaining balance payable at maturity. We may make voluntary prepayments on the First Lien Term Loan due 2030 at any time prior to maturity at par. Additionally, we are required to make annual prepayments on the outstanding First Lien Term Loan due 2030 with a percentage of our excess cash flow, as defined in the First Lien Credit Agreement, if our excess cash flow exceeds a certain specified threshold. As of December 31, 2023, we were not required to make any annual prepayments based on our excess cash flow.

In addition, we are required to pay a commitment fee between 0.375% and 0.50% (determined based on a net first lien leverage ratio) with respect to the unused commitments under the First Lien Revolving Credit Facility.

Term Loan A Facility

In March and June 2023, we borrowed aggregate principal amounts of $600 million and $50 million, respectively, of term loans under a senior secured term loan A facility (the "Term Loan A Facility") and used the proceeds to redeem $650 million of the ADT Notes due 2023 (defined below).

We are required to make scheduled quarterly principal payments on the Term Loan A Facility, with the remaining balance payable at maturity. We may make voluntary prepayments on the Term Loan A Facility at any time prior to maturity at par.

The Term Loan A Facility is subject to customary mandatory prepayment provisions, covenants, and restrictions, including a financial maintenance covenant requiring the Term Loan A Facility Borrowers to comply as of the last day of each fiscal quarter with a specified maximum consolidated net first lien leverage ratio.

Second Lien Notes due 2028

The 6.250% second-priority senior secured notes due 2028 (the "Second Lien Notes due 2028") are due at maturity and may be redeemed at our option, in whole at any time or in part from time to time, at a redemption price equal to 103.125% of the principal amount of the Second Lien Notes due 2028 redeemed and accrued and unpaid interest as of, but excluding, the redemption date. The redemption price decreased to 101.563% on or after January 15, 2024 and decreases to 100% on or after January 15, 2025.

Additionally, upon the occurrence of specified change of control events, we must offer to repurchase the Second Lien Notes due 2028 at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indenture governing the Second Lien Notes due 2028 also provides for customary events of default.

First Lien Notes due 2024 and First Lien Notes due 2026

The 5.250% first-priority senior secured notes due 2024 (the "First Lien Notes due 2024") and the 5.750% first-priority senior secured notes due 2026 (the "First Lien Notes due 2026") are due at maturity, and may be redeemed, in whole or in part, at any time at a make-whole premium plus accrued and unpaid interest to, but excluding, the redemption date.

Additionally, upon the occurrence of specified change of control events, we must offer to repurchase the notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indentures governing the First Lien Notes due 2024 and First Lien Notes due 2026 also provide for customary events of default.

Below is a summary of significant activity related to the First Lien Notes due 2024 since 2022:

- *May 2023:* We redeemed $150 million principal amount of the outstanding First Lien Notes due 2024 for a redemption price of $150 million, excluding accrued and unpaid interest, using cash on hand.

- *December 2023:* We redeemed $500 million principal amount of the outstanding First Lien Notes due 2024 for a redemption price of $500 million, excluding accrued and unpaid interest, using remaining net proceeds from the Commercial Divestiture and cash on hand.

First Lien Notes due 2027

The 3.375% first-priority senior secured notes due 2027 (the "First Lien Notes due 2027") are due at maturity and may be redeemed at our option as follows:

- Prior to August 31, 2026, in whole at any time or in part from time to time, at a make-whole premium plus accrued and unpaid interest, if any, thereon to the redemption date.

- On or after August 31, 2026, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the First Lien Notes due 2027 redeemed plus accrued and unpaid interest, if any, thereon to the redemption date.

Additionally, upon the occurrence of specified change of control events, we must offer to repurchase the First Lien Notes due 2027 at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indenture governing the First Lien Notes due 2027 also provides for customary events of default.

First Lien Notes due 2029

The 4.125% first-priority senior secured notes due 2029 (the "First Lien Notes due 2029") are due at maturity and may be redeemed at our option as follows:

- Prior to August 1, 2028, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the First Lien Notes due 2029 to be redeemed and (ii) the sum of the present values of the aggregate principal amount of the First Lien Notes due 2029 to be redeemed and the remaining scheduled interest payments due on any date after the redemption date, to and including August 1, 2028, discounted at an adjusted treasury rate plus 50 basis points, plus, in either case accrued and unpaid interest as of, but excluding, the redemption date.

- On or after August 1, 2028, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the First Lien Notes due 2029 to be redeemed and accrued and unpaid interest as of, but excluding, the redemption date.

Additionally, upon the occurrence of specified change of control events, we may be required to purchase the First Lien Notes due 2029 at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indenture governing the First Lien Notes due 2029 also provides for customary events of default.

ADT Notes

The remaining outstanding ADT Notes are due at maturity, and may be redeemed, in whole at any time or in part from time to time, at a redemption price equal to the principal amount of the notes to be redeemed, plus a make-whole premium, plus accrued and unpaid interest as of, but excluding, the redemption date.

Additionally, upon the occurrence of specified change of control events, the Company must offer to repurchase the ADT Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indentures governing the ADT Notes also provide for customary events of default.

Below is a summary of key events related to the ADT Notes due 2023 since 2022:

- *March 2023:* The Company used the proceeds from the Closing Date Term Loan A Loans to redeem $600 million outstanding principal amount of the ADT Notes due 2023 for a total redemption price of $600 million, excluding any accrued and unpaid interest.

- *June 2023:* The Company redeemed the remaining outstanding principal amount of $100 million for a total redemption price of $100 million using $50 million of proceeds from the Incremental Term Loan A Loans and the remaining from cash on hand.

2020 Receivables Facility

The 2020 Receivables Facility allows us to obtain financing by selling or contributing certain retail installment contract receivables to our wholly-owned consolidated bankruptcy-remote special purpose entity ("SPE"). The SPE grants a security interest in those retail installment contract receivables as collateral for cash borrowings under the 2020 Receivables Facility. The SPE borrower under the 2020 Receivables facility is a separate legal entity with its own creditors who will be entitled, prior to and upon the liquidation of the SPE, to be satisfied out of the SPE's assets prior to any assets of the SPE becoming available to us (other than the SPE). Accordingly, the assets of the SPE are not available to pay our creditors (other than the SPE), although collections from the transferred retail installment contract receivables in excess of amounts required to repay amounts then due and payable to the SPE's creditors may be released to us and subsequently used by us (including to pay other creditors). The SPE's creditors under the 2020 Receivables Facility have legal recourse to the transferred retail installment contract receivables owned by the SPE, and to us for certain performance and operational obligations relating to the 2020 Receivables Facility, but do not have any recourse to us (other than the SPE) for the payment of principal and interest on the advances under the 2020 Receivables Facility.

Below is a summary of significant amendments to the 2020 Receivables Facility since 2022:

- *May 2022:* Changed the benchmark rate from 1-month LIBOR to Daily SOFR, extended the scheduled termination date for the uncommitted revolving period from October 2022 to May 2023, and amended certain other terms to increase the advance rate on pledged collateral.

- *March 2023:* Increased the borrowing capacity from $400 million to $500 million and extended the uncommitted revolving period from May 2023 to March 2024, among other things.

We service the transferred retail installment contract receivables and are responsible for ensuring related collections are remitted to a segregated account in the SPE's name. On a monthly basis, the segregated bank account is utilized to make required principal, interest, and other payments due under the 2020 Receivables Facility. The segregated account is considered restricted cash in our Consolidated Balance Sheets.

Proceeds and repayments under the 2020 Receivables Facility since 2022 were as follows:

- *2023:* Proceeds of $282 million and repayments of $200 million.

- *2022:* Proceeds of $277 million and repayments of $121 million.

Debt Covenants

Our credit agreements and indentures associated with the borrowings above contain certain covenants and restrictions that limit our ability to, among other things, incur additional debt or issue certain preferred equity interests; create liens on certain assets; make certain loans or investments (including acquisitions); pay dividends on or make distributions in respect of the capital stock or make other restricted payments; consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets; sell assets; enter into certain transactions with affiliates; enter into sale-leaseback transactions; restrict dividends from our subsidiaries or restrict liens; change our fiscal year; and modify the terms of certain debt or organizational agreements.

We are also subject to a springing financial maintenance covenant under the First Lien Credit Agreement, which requires us to not exceed a specified first lien leverage ratio at the end of each fiscal quarter if the testing conditions are satisfied. The covenant is tested if the outstanding loans under the First Lien Revolving Credit Facility, subject to certain exceptions, exceed 30% of the total commitments under the First Lien Revolving Credit Facility at the testing date (i.e., the last day of any fiscal quarter).

We are also subject to a financial maintenance covenant under the Term Loan A Facility credit agreement, which requires the borrowers under Term Loan A Facility to comply as of the last day of each fiscal quarter with a specified maximum consolidated net first lien leverage ratio.

As of December 31, 2023, we were in compliance with all financial covenant and other maintenance tests for all our debt obligations, and we do not believe there is a material risk of future noncompliance with our financial covenant and other maintenance tests.

CRITICAL ACCOUNTING ESTIMATES

The accompanying consolidated financial statements are prepared in accordance with GAAP, which requires us to select accounting policies and make estimates that affect amounts reported in the financial statements and the accompanying notes. Management's estimates are based on the relevant information available at the end of each period. Actual results could differ materially from these estimates under different assumptions or market conditions.

The following discussion includes estimates prepared in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations, and are based on, among other things, estimates, assumptions, and judgments made by management that include inherent risks and uncertainties. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.

Refer to the Notes to Consolidated Financial Statements included in this Annual Report for further discussion of our significant accounting policies and the effect on our financial statements.

Revenue Recognition

We generate revenue through contractual monthly recurring fees received for monitoring and related services provided to customers as well as the sale and installation of security and solar systems. We allocate transaction price to each performance obligation based on relative standalone selling price, which is determined using observable internal and external pricing, profitability, and certain operational metrics.

Estimated Life of Customer Relationships

A significant portion of our depreciation and intangible asset amortization is based on the expected life of our customer relationships. We periodically perform lifing studies to (i) estimate the expected life of our customer relationships and the attrition pattern of our customers; (ii) establish the amortization rates of our customer account pools discussed below in order to reflect the pattern of future benefit; and (iii) assess the continued reasonableness of our existing depreciation and amortization policies.

The results of the lifing studies are based on historical customer terminations. The lifing studies indicate that we can expect attrition to be the greatest in the initial years of asset life. Therefore, to align our depreciation and amortization to the pattern in which the related economic benefits are consumed, we use an accelerated method that best matches the future amortization cost with the estimated revenue stream from these customer pools.

Subscriber System Assets and Deferred Subscriber Acquisition Costs - Subscriber system assets and any related deferred subscriber acquisition costs resulting from customer acquisitions are accounted for on a pooled basis based on the month and year of acquisition. We depreciate and amortize these assets using an accelerated method over the estimated life of the customer relationship, which is 15 years, using an average declining balance rate of approximately 250% that converts to straight-line methodology when the resulting charge is greater than that from the accelerated method. This results in an average charge of approximately 55% of the pool within the first five years, 25% within the second five years, and 20% within the final five years.

Customer Account Purchases - Purchases of contracts with customers under the ADT Authorized Dealer Program, or from other third parties, are considered asset acquisitions and are recognized based on the cost to acquire the assets, which may include cash consideration, non-cash consideration, contingent consideration, and directly-attributable transaction costs. These assets are accounted for on a pooled basis based on the month and year of acquisition. Based on the results of our lifing studies, we amortize our pooled contracts with customers using an accelerated method over the estimated life of the customer relationship, which is generally 15 years. The accelerated method for amortizing these contracts utilizes an average declining balance rate of approximately 300% and converts to straight-line methodology when the resulting amortization charge is greater than that from the accelerated method, resulting in an average amortization of approximately 65% of the pool within the first five years, 25% within the second five years, and 10% within the final five years.

The accelerated methods and estimated lives used to calculate depreciation and amortization expense have not changed during the periods presented. Additionally, these estimates remain relatively consistent year over year due to the large and homogenous nature of our customer pools. Significant changes in our business model, such as a reduction in the number of customers under multi-year contracts, or a prolonged shift in our attrition patterns, could impact the expected life of our customer pools.

There were no material impacts to these accelerated methods and estimated lives as a result of the Commercial Divestiture.

Goodwill

Goodwill and indefinite-lived intangible assets (as discussed below) are not amortized and are tested for impairment at least annually as of the first day of the fourth quarter of each year and more often if an event occurs or circumstances change which indicate it is more-likely-than-not that fair value is less than carrying amount. Under a qualitative approach, we assess whether it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount. Under a quantitative approach, we estimate the fair value of a reporting unit and compare it to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

CSB - On October 1, 2023, we completed our annual goodwill impairment test by quantitatively testing the goodwill assigned to the CSB reporting unit. Based on the results of the quantitative test, we concluded that the fair value of the CSB reporting unit substantially exceeds its carrying value.

We estimated the fair value of our CSB reporting unit using the income approach, which discounts projected cash flows using market participant assumptions. The income approach includes significant assumptions including, but not limited to, forecasted revenue, operating profit margins, Adjusted EBITDA margins, operating expenses, cash flows, perpetual growth rates, and discount rates. In developing these assumptions, we rely on various factors including operating results, business plans, economic projections, anticipated future cash flows, and other market data.

The estimated fair value of a reporting unit calculated using the income approach is sensitive to changes in the underlying assumptions. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying judgments and factors and ultimately impact the estimated fair value determinations may include such items as a prolonged downturn in the business environment, changes in economic conditions that significantly differ from our assumptions in timing or degree, volatility in equity and debt markets resulting in higher discount rates, and unexpected regulatory changes. As a result, there are inherent uncertainties related to these judgments and factors in applying them to the goodwill impairment tests.

Commercial - As a result of the purchase price of the Commercial Divestiture being substantially in excess of carrying value of the net assets divested, the Company concluded it is more likely than not that the fair value of the Commercial reporting unit exceeded its carrying value as of October 1, 2023, and the Commercial Divestiture closed on October 2, 2023.

Solar - During the first, second, and third quarters of 2023, the Company performed interim impairment quantitative assessments on the Solar reporting unit as a result of triggering events as of March 31, 2023, June 30, 2023, and September 30, 2023, and recorded goodwill impairment charges of $242 million, $181 million, and $88 million during the first, second, and third quarters of 2023, respectively. Following the impairments during 2023, the balance of goodwill in the Solar reporting unit was zero. The Company also assessed the recoverability of other long-lived assets related to its Solar business in connection with these impairments, and impairment charges were not material.

These impairments were a result of continued deterioration of industry conditions and macroeconomic decline as well as ADT Solar's underperformance of operating results in successive quarters relative to expectations, and during the third quarter of 2023, as a result of the Company's then recent plan to close a significant number of branches that operated the Solar business along with the associated headcount reductions.

Indefinite-Lived Intangible Assets

As of December 31, 2023, our only indefinite-lived intangible asset is the ADT trade name, which has a carrying value of $1.3 billion and was recognized in connection with the ADT Acquisition in May 2016. When performing a quantitative assessment, the fair value of the ADT trade name is determined under a relief from royalty method, which is an income approach that estimates the cost savings that accrue to us that we would otherwise have to pay in the form of royalties or license fees on revenue earned through the use of the asset. The utilization of the relief from royalty method requires us to make significant assumptions including revenue growth rates, the implied royalty rate, and the discount rate.

We performed a quantitative impairment test over the ADT trade name as of October 1, 2023 and 2022, and the fair value of the ADT trade name substantially exceeded its carrying value as of each testing date. In connection with our quantitative impairment test, we perform a sensitivity analysis on the key assumptions used to determine the fair value of the ADT trade name. During the periods presented, the results of our sensitivity analysis did not have a material impact on the conclusions reached.

We may, in future periods, perform a qualitative testing approach, where we assess whether it is more-likely-than-not that the ADT trade name's fair value is less than its carrying amount.

Business Combinations

We account for business acquisitions under the acquisition method of accounting. The assets acquired and liabilities assumed in connection with business acquisitions are recorded at the date of acquisition at their estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.

We use various methods to determine fair value depending on the type of assets acquired and liabilities assumed. We make estimates and assumptions about projected future cash flows including, but not limited to, forecasted revenue, Adjusted EBITDA margins, operating expenses, cash flows, perpetual growth rates, and discount rates.

Significant judgment is required in estimating the fair value of assets acquired and liabilities assumed and in assigning useful lives to certain definite-lived intangible and tangible assets. Accordingly, we may engage third-party valuation specialists to assist in these determinations. The fair value estimates are based on available information as of the acquisition date and assumptions deemed reasonable by management but are inherently uncertain.

Customer Relationships - Customer relationships acquired as part of business acquisitions are generally amortized over a period of up to 15 years based on management estimates about the amounts and timing of estimated future revenue from customer accounts and average customer account life that existed at the time of the related business acquisition. The majority of our customer relationships acquired in business combinations that originated from the Formation Transactions and the ADT Acquisition were fully amortized during 2023.

Dealer Relationships - Dealer relationships originated from the Formation Transactions and the ADT Acquisition and are primarily amortized on a straight-line basis over 19 years based on management estimates about the longevity of the underlying dealer network and the attrition of those respective dealers that existed at the time of the related business acquisition.

During 2023, 2022, and 2021, other definite-lived intangible assets acquired in business acquisitions were not material, and we have not recorded any material measurement period adjustments to purchase price allocations.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the temporary differences between the recognition of revenue and expenses for income tax and financial reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our results of operations, financial condition, or cash flows.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years, and our forecast of future taxable income. In estimating future taxable income, we develop assumptions related to the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage our underlying businesses.

We recognize positions taken or expected to be taken in a tax return in the consolidated financial statements when it is more-likely-than-not (i.e., a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit with greater than 50% likelihood of being realized upon ultimate settlement. We record liabilities for positions that have been taken but do not meet the more-likely-than-not recognition threshold. We adjust the liabilities for unrecognized tax benefits in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a change to the estimated liabilities, along with impacts to the effective tax rate and cash tax.

Refer to Note 10 "Income Taxes" for details on our valuation allowances and unrecognized tax benefits.

ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 "Description of Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in Item 15 for further discussion about recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our operations expose us to a variety of market risks, including the effects of changes in interest rates as we have both fixed-rate and variable-rate debt. We monitor and manage these financial exposures as an integral part of our overall risk management program. Our policies allow for the use of specified financial instruments for hedging purposes only. The use of derivatives for speculation purposes is prohibited.

Interest Rate Risk

We manage interest rate exposure on our variable-rate debt through interest rate swap contracts. As of December 31, 2023, the principal balance of our debt, excluding finance leases, that was subject to a variable-rate was approximately 0% (including the impact of interest rate swaps) and approximately 30% (excluding the impact of interest rate swaps) of the total carrying amount of our debt.

As of December 31, 2023, we are no longer subject to a SOFR-based floor. If current SOFR increases or decreases, the increase or decrease in our debt service obligations on the majority of our variable rate indebtedness will be materially neutralized as our interest rate swaps hedge any increase or decrease in current SOFR.

As of December 31, 2022, certain of our variable-rate debt instruments were subject to a SOFR-based floor on interest payments of 0.75%, while our interest rate swap contracts were not subject to the same floor.

The impact of a hypothetical 10% change in interest rates on the fair value of our long-term debt (excluding finance leases) and interest rate swap contracts would be:

	As of December 31,			
	2023		**2022**	
Long-term debt (excluding finance leases):				
Carrying amount	$	7.8 billion	$	9.7 billion
Fair value[1]	$	7.7 billion	$	9.3 billion
Fair value impact of hypothetical 10% change in interest rates	$	193 million	$	241 million
Interest rate swap contracts:				
Notional value	$	3.8 billion	$	2.8 billion
Fair value - net asset / liability[2]	$	145 million	$	184 million
Fair value impact of hypothetical 10% change in interest rates	$	33 million	$	38 million

(1) Fair value of long-term debt is based on the implied yield from broker-quoted market prices. The carrying amounts of debt outstanding, if any, under the Company's revolving credit facility and receivables facility approximate fair values as interest rates on these borrowings approximate current market rates.

(2) Fair value of interest rate swaps contracts is based on discounted cash flow analyses and was in a net asset position as of December 31, 2023 and 2022.

There were no material impacts as a result of the transition during 2023 to SOFR as the applicable benchmark rate for our debt instruments with a variable rate component, including our interest rate swap contracts.

Refer to Note 8 "Debt" and Note 9 "Derivative Financial Instruments" for details on our debt and interest rate swaps, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Report of Independent Registered Public Accounting Firm, our consolidated financial statements, and the accompanying Notes to Consolidated Financial Statements that are filed as part of this Annual Report are listed under Item 15 "Exhibit and Financial Statement Schedules" and are set forth beginning on page F-1 immediately following the signature pages of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined under Exchange Act Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment and those criteria, our management determined that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Part IV of this Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in our management's evaluation pursuant to Rules 13a-15(d) and 15d-15(d) of the Exchange Act during the three months ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2023, ADT began a multi-year IT transformation project by which we will be migrating much of ADT's infrastructure to the cloud. The initiative includes certain aspects of our customer relationship management and enterprise resource planning systems and will result in changes to our processes and procedures which, in turn, will result in changes to our internal control over financial reporting. To date, the transformation efforts have not materially affected our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

During the quarter ended December 31, 2023, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item 10 "Directors, Executive Officers and Corporate Governance" is incorporated herein by reference from our Proxy Statement for the 2024 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the SEC within 120 days after our fiscal year end of December 31, 2023.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item 11 "Executive Compensation" is incorporated herein by reference from our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," other than as set forth below as required by Item 201(d) and Item 403(c) of Regulation S-K, is incorporated herein by reference from our Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2023 with respect to shares of Common Stock issuable under our equity compensation plans. Both the 2016 Equity Incentive Plan (the "2016 Plan") and the 2018 Omnibus Incentive Plan (the "2018 Plan") provide for the award of stock options, restricted stock units ("RSUs"), restricted stock awards ("RSAs"), and other equity and equity-based awards to our Board of Directors, officers, and non-officer employees. There are no shares of Class B Common Stock issuable under our equity compensation plans.

	Equity Compensation Plans		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders:			
2016 Equity Incentive Plan[(1)]	2,311,329	$ 6.07	2,491,808
2018 Omnibus Incentive Plan[(2)]	39,177,767	$ 7.09	17,718,569
Equity compensation plans not approved by stockholders	—		—
Total	41,489,096		20,210,377

_____

(1) Column (a) includes approximately 1.1 million shares of Common Stock that may be issued upon the exercise of service-based stock options and 1.2 million shares of Common Stock that may be issued upon the exercise of performance-based stock options.

   We do not expect to issue additional share-based compensation awards under the 2016 Plan.

(2) Column (a) includes approximately (i) 21 million shares of Common Stock that may be issued upon the exercise of service-based stock options, (ii) 8 million shares of Common Stock that may be issued upon the exercise of performance-based stock options and (iii) 10 million shares of Common Stock that may be issued upon the vesting of service-based RSUs.

   The weighted-average exercise price in column (b) is inclusive of the outstanding RSUs and RSAs, both of which can result in the issuance of shares for no consideration. Excluding the RSUs and RSAs, the weighted-average exercise price is equal to $9.40.

Apollo Margin Loan Agreement

As of October 3, 2019, certain investment funds directly or indirectly managed by Apollo (the "Apollo Funds"), the Company's controlling stockholder, informed the Company that they have pledged all of their shares of the Company's Common Stock, which as of the date of this Annual Report amounted to 498,300,366 shares, pursuant to a margin loan agreement and related documentation, as thereafter amended from time to time, on a non-recourse basis. Apollo has informed the Company that the loan to value ratio of the margin loan on February 20, 2024 was equal to approximately 36.85%. Apollo has also informed the Company that the margin loan agreement contains customary default provisions and that in the event of a default under the margin loan agreement the secured parties may foreclose upon any and all shares of the Company's Common Stock pledged to them.

Certain members of the Company's executive team and certain employees of the Company were entitled to receive their share of the margin loan proceeds (based on their share ownership of the Apollo Funds) at such times as Apollo received its proceeds. Such persons had the option to either (a) receive such proceeds as distributed or (b) to defer receipt of such proceeds until their attributable share of the obligations under the margin loan have been satisfied in full. In the case of elections to receive such proceeds as distributed, such proceeds remain subject to recall until such time as all obligations under the margin loan agreement and related documentation are satisfied in full.

The Company has not independently verified the foregoing disclosure. When the margin loan agreement was entered into, and as requested when amended, the Company delivered customary letter agreements to the secured parties in which it has, among other things, agreed, subject to applicable law and stock exchange rules, not to take any actions that are intended to hinder or delay the exercise of any remedies by the secured parties under the margin loan agreement and related documentation, as amended. Except for the foregoing, the Company is not a party to the margin loan agreement and related documentation and does not have, and will not have, any obligations thereunder.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item 13 "Certain Relationships and Related Transactions and Director Independence" is incorporated herein by reference from our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item 14 "Principal Accountant Fees and Services" is incorporated herein by reference from our Proxy Statement.

(THIS PAGE INTENTIONALLY LEFT BLANK)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ADT Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ADT Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Interim Goodwill Impairment Assessments — Solar Reporting Unit

As described in Note 7 to the consolidated financial statements, the Company's goodwill balance was $4.9 billion as of December 31, 2023, and the goodwill associated with the Solar reporting unit was zero as a result of impairments recorded during 2023. Goodwill is tested by management for impairment at least annually as of the first day of the fourth quarter of each year and more often if an event occurs or circumstances change which indicate it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If management elects to bypass the qualitative assessment for any reporting unit, or if a qualitative assessment indicates it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount, management proceeds to a quantitative approach. Under a quantitative approach, management estimates the fair value of a reporting unit and compares it to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. As a result of triggering events during the first, second, and third quarters of 2023, management performed interim impairment quantitative assessments on the Solar reporting unit and recorded goodwill impairment charges of $242 million, $181 million, and $88 million, respectively. These impairments were a result of continued deterioration of industry conditions and macroeconomic decline, as well as Solar's underperformance of operating results in successive quarters relative to expectations, and during the third quarter of 2023, as a result of managements then recent plan to close a significant number of branches. Management estimates the fair value of its reporting unit using the income approach, which discounts projected cash flows using market participant assumptions. The income approach includes significant assumptions including forecasted revenue, operating profit margins, adjusted EBITDA margins, operating expenses, cash flows, perpetual growth rates, and discount rates.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessments of the Solar reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the Solar reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to forecasted revenue, operating profit margins, operating expenses, and discount rate; (iii) the audit effort involved the use of professionals with specialized skill and knowledge; and (iv) as previously disclosed by management, a material weakness existed during the year related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of the Solar reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimates of the Solar reporting unit; (ii) evaluating the appropriateness of the income approach used by management; (iii) testing the completeness and accuracy of underlying data used in the income approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenue, operating profit margins, operating expenses, and discount rate. Evaluating management's assumptions related to forecasted revenue, operating profit margins, and operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Solar reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income approach and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

February 28, 2024

We have served as the Company's auditor since 2010.

ADT INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 14,621	$ 257,223
Restricted cash and restricted cash equivalents	115,329	116,357
Accounts receivable, net of allowance for credit losses of $53,229 and $35,482, respectively	390,471	334,556
Inventories, net	223,681	225,351
Work-in-progress	6,427	11,983
Prepaid expenses and other current assets	254,165	306,603
Current assets held for sale	—	469,923
Total current assets	1,004,694	1,721,996
Property and equipment, net	283,170	306,191
Subscriber system assets, net	3,005,936	2,918,540
Intangible assets, net	4,877,493	4,926,964
Goodwill	4,903,899	5,430,427
Deferred subscriber acquisition costs, net	1,175,904	990,672
Other assets	712,998	640,932
Noncurrent assets held for sale	—	885,514
Total assets	$ 15,964,094	$ 17,821,236
Liabilities and stockholders' equity		
Current liabilities:		
Current maturities of long-term debt	$ 320,612	$ 857,624
Accounts payable	293,883	417,860
Deferred revenue	264,398	309,907
Accrued expenses and other current liabilities	601,315	776,739
Current liabilities held for sale	—	298,973
Total current liabilities	1,480,208	2,661,103
Long-term debt	7,523,349	8,946,719
Deferred subscriber acquisition revenue	1,914,954	1,580,873
Deferred tax liabilities	1,027,189	892,994
Other liabilities	229,748	240,129
Noncurrent liabilities held for sale	—	106,270
Total liabilities	12,175,448	14,428,088
Commitments and contingencies (See Note 14)		
Stockholders' equity:		
Preferred stock—authorized 1,000,000 shares of $0.01 par value; zero issued and outstanding as of December 31, 2023 and 2022	—	—
Common stock—authorized 3,999,000,000 shares of $0.01 par value; issued and outstanding shares of 867,432,337 and 862,098,041 as of December 31, 2023 and 2022, respectively	8,674	8,621
Class B common stock—authorized 100,000,000 shares of $0.01 par value; issued and outstanding shares of 54,744,525 as of December 31, 2023 and 2022	547	547
Additional paid-in capital	7,413,305	7,380,759
Accumulated deficit	(3,617,718)	(3,949,579)
Accumulated other comprehensive income (loss)	(16,162)	(47,200)
Total stockholders' equity	3,788,646	3,393,148
Total liabilities and stockholders' equity	$ 15,964,094	$ 17,821,236

See Notes to Consolidated Financial Statements

ADT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Years Ended December 31,				
		2023		**2022**		**2021**
Revenue:						
Monitoring and related services	$	4,178,998	$	4,053,048	$	3,882,290
Security installation, product, and other		473,826		328,856		273,082
Solar installation, product, and other		329,835		786,426		47,351
Total revenue		4,982,659		5,168,330		4,202,723
Cost of revenue *(exclusive of depreciation and amortization shown separately below)***:**						
Monitoring and related services		604,368		596,664		629,204
Security installation, product, and other		147,314		102,118		108,823
Solar installation, product, and other		256,784		501,710		34,758
Total cost of revenue		1,008,466		1,200,492		772,785
Selling, general, and administrative expenses		1,539,579		1,662,826		1,541,330
Depreciation and intangible asset amortization		1,350,980		1,615,830		1,839,658
Merger, restructuring, integration, and other		62,172		17,229		39,159
Goodwill impairment		511,176		200,974		—
Operating income (loss)		510,286		470,979		9,791
Interest expense, net		(572,150)		(264,265)		(456,825)
Loss on extinguishment of debt		(16,621)		—		(37,113)
Other income (expense)		11,958		(57,568)		8,313
Income (loss) from continuing operations before income taxes and equity in net earnings (losses) of equity method investee		(66,527)		149,146		(475,834)
Income tax benefit (expense)		(4,585)		(37,682)		131,657
Income (loss) from continuing operations before equity in net earnings (losses) of equity method investee		(71,112)		111,464		(344,177)
Equity in net earnings (losses) of equity method investee		6,572		(4,601)		—
Income (loss) from continuing operations		(64,540)		106,863		(344,177)
Income (loss) from discontinued operations, net of tax		527,549		25,800		3,357
Net income (loss)	$	463,009	$	132,663	$	(340,820)
Common Stock:						
Income (loss) from continuing operations per share - basic	$	(0.07)	$	0.12	$	(0.42)
Income (loss) from continuing operations per share - diluted	$	(0.07)	$	0.12	$	(0.42)
Net income (loss) per share - basic	$	0.51	$	0.15	$	(0.41)
Net income (loss) per share - diluted	$	0.51	$	0.15	$	(0.41)
Weighted-average shares outstanding - basic		856,843		848,465		770,620
Weighted-average shares outstanding - diluted		856,843		848,465		770,620
Class B Common Stock:						
Income (loss) from continuing operations per share - basic	$	(0.07)	$	0.12	$	(0.42)
Income (loss) from continuing operations per share - diluted	$	(0.07)	$	0.12	$	(0.42)
Net income (loss) per share - basic	$	0.51	$	0.15	$	(0.41)
Net income (loss) per share - diluted	$	0.51	$	0.15	$	(0.41)
Weighted-average shares outstanding - basic		54,745		54,745		54,745
Weighted-average shares outstanding - diluted		54,745		54,745		54,745

See Notes to Consolidated Financial Statements

ADT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ 463,009	$ 132,663	$ (340,820)
Other comprehensive income (loss), net of tax:			
Cash flow hedges	32,129	25,754	46,234
Other	(1,091)	(3,981)	3,408
Total other comprehensive income (loss), net of tax	31,038	21,773	49,642
Comprehensive income (loss)	$ 494,047	$ 154,436	$ (291,178)

See Notes to Consolidated Financial Statements

ADT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Number of Common Shares	Number of Class B Common Shares	Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of December 31, 2020	771,014	54,745	$ 7,710	$ 547	$6,640,763	$ (3,491,069)	$ (118,615)	$ 3,039,336
Net income (loss)	—	—	—	—	—	(340,820)	—	(340,820)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	49,642	49,642
Issuance of common stock, net of expenses	69,667	—	697	—	567,912	—	—	568,609
Dividends, including dividends reinvested in common stock	—	—	—	—	4	(119,154)	—	(119,150)
Share-based compensation expense	—	—	—	—	61,237	—	—	61,237
Transactions related to employee share-based compensation plans and other	6,145	—	61	—	(8,649)	(1,547)	—	(10,135)
Balance as of December 31, 2021	846,826	54,745	$ 8,468	$ 547	$7,261,267	$ (3,952,590)	$ (68,973)	$ 3,248,719
Net income (loss)	—	—	—	—	—	132,663	—	132,663
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	21,773	21,773
Issuance of common stock, net of expenses	140,681	—	1,407	—	1,188,488	—	—	1,189,895
Repurchases of common stock	(133,333)	—	(1,333)	—	(1,093,334)	—	—	(1,094,667)
Dividends	—	—	—	—	—	(127,835)	—	(127,835)
Share-based compensation expense	—	—	—	—	66,566	—	—	66,566
Contingent forward purchase contract	—	—	—	—	(41,938)	—	—	(41,938)
Transactions related to employee share-based compensation plans and other	7,924	—	79	—	(290)	(1,817)	—	(2,028)
Balance as of December 31, 2022	862,098	54,745	$ 8,621	$ 547	$7,380,759	$ (3,949,579)	$ (47,200)	$ 3,393,148
Net income (loss)	—	—	—	—	—	463,009	—	463,009
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	31,038	31,038
Dividends	—	—	—	—	—	(129,025)	—	(129,025)
Share-based compensation expense	—	—	—	—	51,137	—	—	51,137
Transactions related to employee share-based compensation plans and other	5,334	—	53	—	(18,591)	(2,123)	—	(20,661)
Balance as of December 31, 2023	867,432	54,745	$ 8,674	$ 547	$7,413,305	$ (3,617,718)	$ (16,162)	$ 3,788,646

See Notes to Consolidated Financial Statements

ADT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Years Ended December 31, | | |
	2023	2022	2021
Cash flows from operating activities:			
Net income (loss)	$ 463,009	$ 132,663	$ (340,820)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and intangible asset amortization	1,388,671	1,693,575	1,914,779
Amortization of deferred subscriber acquisition costs	195,794	162,981	126,089
Amortization of deferred subscriber acquisition revenue	(308,604)	(244,141)	(172,061)
Share-based compensation expense	51,137	66,566	61,237
Deferred income taxes	125,235	19,575	(139,480)
Provision for losses on receivables and inventory	151,065	113,869	38,213
Loss on extinguishment of debt	16,621	—	37,113
Goodwill, intangible, and other asset impairments	528,556	206,132	19,161
(Gain) loss on sales of businesses	(649,095)	(10,066)	—
Unrealized (gain) loss on interest rate swap contracts	38,497	(301,851)	(157,505)
Change in fair value of other financial instruments	—	63,396	—
Other non-cash items, net	100,087	134,526	149,024
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable, net	(107,464)	(178,258)	(50,214)
Long-term retail installment contracts	184,925	142,811	64,516
Inventories and work-in-progress	24,732	(67,391)	(84,020)
Accounts payable	(111,529)	8,662	98,123
Accrued interest	(128,042)	50,758	56,700
Accrued and other liabilities	(83,041)	(42,023)	5,416
Deferred subscriber acquisition costs	(386,518)	(393,861)	(323,602)
Deferred subscriber acquisition revenue	289,534	329,214	276,841
Other, net	(125,844)	783	70,213
Net cash provided by (used in) operating activities	1,657,726	1,887,920	1,649,723
Cash flows from investing activities:			
Dealer generated customer accounts and bulk account purchases	(588,638)	(621,695)	(675,118)
Subscriber system asset expenditures	(630,535)	(734,639)	(694,684)
Purchases of property and equipment	(176,353)	(176,660)	(168,238)
Acquisition of businesses, net of cash acquired	—	(13,095)	(163,503)
Sales of businesses, net of cash sold	1,609,347	26,749	1,807
Other investing, net	28,672	(13,444)	3,991
Net cash provided by (used in) investing activities	242,493	(1,532,784)	(1,695,745)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net of expenses	—	1,180,000	—
Proceeds from long-term borrowings	867,178	550,035	1,195,729
Proceeds from receivables facility	281,647	276,826	253,546
Repurchases of common stock	—	(1,200,000)	—
Repayment of long-term borrowings, including call premiums	(2,961,798)	(605,059)	(1,219,070)
Repayment of receivables facility	(200,385)	(121,061)	(130,345)
Dividends on common stock	(128,587)	(127,125)	(116,348)
Payments on finance leases	(43,733)	(44,978)	(32,123)
Proceeds (payments) from opportunity fund	(8,746)	100,802	—
Proceeds (payments) from interest rate swaps	82,750	(18,841)	(56,119)
Other financing, net	(32,175)	(5,432)	(23,718)
Net cash provided by (used in) financing activities	(2,143,849)	(14,833)	(128,448)
Cash and cash equivalents and restricted cash and restricted cash equivalents:			
Net increase (decrease) during the period	(243,630)	340,303	(174,470)
Beginning balance	373,580	33,277	207,747
Ending balance	$ 129,950	$ 373,580	$ 33,277

See Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

ADT Inc., together with its wholly-owned subsidiaries (collectively, the "Company"), is a leading provider of security, interactive, and smart home solutions serving consumer and small business customers in the United States ("U.S."). As discussed below, on October 2, 2023, the Company divested its Commercial Business (as defined below), which provided security and other solutions to commercial customers; and in January 2024, the Company announced its exit from the residential solar business, which provided residential solar and energy storage solutions since the acquisition of ADT Solar in 2021 (the "ADT Solar Acquisition").

The Company primarily conducts business under the ADT brand name.

ADT Inc. was incorporated in the State of Delaware in May 2015 as a holding company with no assets or liabilities. In July 2015, the Company acquired Protection One, Inc. and ASG Intermediate Holding Corp. (collectively, the "Formation Transactions"), which were instrumental in the commencement of the Company's operations. In May 2016, the Company acquired The ADT Security Corporation (formerly named The ADT Corporation) ("The ADT Corporation") (the "ADT Acquisition").

The Company is majority-owned by Prime Security Services TopCo (ML), L.P., which is majority-owned by Prime Security Services TopCo Parent, L.P. ("Ultimate Parent"). Ultimate Parent is ultimately majority-owned by Apollo Investment Fund VIII, L.P. and its related funds that are directly or indirectly managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries and affiliates, "Apollo" or the "Sponsor").

In January 2018, the Company completed an initial public offering ("IPO") and its common stock, par value of $0.01 per share ("Common Stock"), began trading on the New York Stock Exchange under the symbol "ADT."

Basis of Presentation

The consolidated financial statements have been prepared in U.S. dollars in accordance with generally accepted accounting principles in the United States of America ("GAAP").

The financial statements included herein comprise the consolidated results of ADT Inc. and its wholly-owned subsidiaries. The results of companies acquired are included from the effective date of each acquisition; and all intercompany transactions have been eliminated. The Company uses the equity method of accounting to account for an investment in which it has the ability to exercise significant influence but does not control. This investment was disposed of during 2023.

As discussed below under the heading "Commercial Divestiture," beginning in the third quarter of 2023, the Company presented its Commercial Business as a discontinued operation.

Certain prior period amounts have been reclassified to conform with the current period presentation.

Commercial Divestiture

On August 7, 2023, ADT, Iris Buyer LLC, a Delaware limited liability company and affiliate of GTCR LLC ("GTCR"), and, solely for certain purposes set forth in the Commercial Purchase Agreement (as defined below), Fire & Security Holdings, LLC ("F&S Holdings"), a Delaware limited liability company and an indirect, wholly-owned subsidiary of ADT, entered into an Equity Purchase Agreement (the "Commercial Purchase Agreement") pursuant to which GTCR agreed to acquire all of the issued and outstanding equity interests of F&S Holdings, which directly or indirectly held all of the issued and outstanding equity interests in the subsidiaries of ADT that operated ADT's commercial business (the "Commercial Business") (the "Commercial Divestiture").

On October 2, 2023, the Company completed the Commercial Divestiture for a total purchase price of approximately $1,613 million in cash, subject to customary post-closing adjustments, and received net proceeds of approximately $1,585 million, excluding transaction costs of $22 million.

Beginning in the third quarter of 2023, the Company presented its Commercial Business as a discontinued operation as the Commercial Divestiture met all of the held for sale criteria for the disposal group and represented a strategic shift that has and will continue to have a major effect on the Company's operations and financial statements. The change is reflected in all periods presented. Additionally, the cash flows and comprehensive income (loss) of the Commercial Business have not been segregated and are included in the Consolidated Statements of Cash Flows and Consolidated Statements of Comprehensive Income (Loss), respectively, for all periods presented.

Unless otherwise noted, amounts and disclosures throughout these Notes to Consolidated Financial Statements relate to the Company's continuing operations.

Refer to Note 5 "Divestitures" for additional information.

ADT Solar

As previously disclosed, in November 2023, the Company announced a plan to streamline the solar business to focus on the top performing markets and rationalize the overhead and infrastructure of the business. As part of this plan, the Company closed a significant number of branches that operated the solar business along with making associated headcount reductions.

On January 19, 2024, after a strategic review of the business and continued macroeconomic and industry pressures, the Company's board of directors (the "Board of Directors") approved a plan to fully exit the residential solar business, which may include the transition of components of the business to other parties (the "ADT Solar Exit"). The ADT Solar Exit is expected to be completed during 2024.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires the Company to select accounting policies and make estimates that affect amounts reported in the consolidated financial statements and the accompanying notes. The Company's estimates are based on the relevant information available at the end of each period. Actual results could differ materially from these estimates under different assumptions or market conditions.

Segments

The Company has historically reported results for three operating and reportable segments organized based on customer type: Consumer and Small Business ("CSB"), Commercial, and Solar. As a result of the Commercial Divestiture, results of the Commercial Business are classified as discontinued operations and thus excluded from both continuing operations and segment results for all periods presented. Accordingly, the Company reports its results in two operating and reportable segments, CSB and Solar, organized based on customer type, with the change reflected in all periods presented.

The Company's segments are based on the manner in which the Company's Chief Executive Officer, who is the chief operating decision maker (the "CODM"), evaluates performance and makes decisions about how to allocate resources.

  • **CSB -** The CSB segment primarily includes the sale, installation, servicing, and monitoring of integrated security and automation systems and other related offerings to owners and renters of residential properties, small business operators, and other individual consumers, as well as general corporate costs and other income and expense items not included in another segment.

  • **Solar -** The Solar segment primarily includes the sale and installation of solar systems and related solutions and services to residential homeowners who purchase solar and energy storage solutions, energy efficiency upgrades, and roofing services, as well as certain dedicated corporate and other costs.

Refer to Note 3 "Segment Information" for additional information on the Company's segments.

Accounting Pronouncements

Recently Adopted Accounting Pronouncements

<u>Vintage Disclosures for Financing Receivables</u> - ASU 2022-02, *Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, requires reporting entities to disclose current-period gross write-offs by year of origination for financing receivables, among other requirements.

This disclosure-only guidance became effective January 1, 2023. The impact to the Company's consolidated financial statements was not material.

Supplier Finance Program Obligations - ASU 2022-04, _Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations,_ requires that a reporting entity who is a buyer in a supplier finance program disclose qualitative and quantitative information about its supplier finance programs, including a roll-forward of the obligations.

The Company adopted this guidance effective January 1, 2023, except the roll-forward requirement, which will be adopted effective January 1, 2024. The Company will apply the roll-forward guidance prospectively.

The Company does not currently have any material supplier finance programs.

Recently Issued Accounting Pronouncements

Fair Value of Equity Investments - ASU 2022-03, _Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,_ states that an entity should not consider the contractual sale restriction when measuring the equity security's fair value and introduces new disclosure requirements related to such equity securities.

This guidance will be adopted effective January 1, 2024, and will be applied prospectively. The Company is currently evaluating the impact of this guidance.

Disclosure Improvements - ASU 2023-06, _Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative,_ represents changes to clarify or improve disclosure and presentation requirements of a variety of topics.

The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently evaluating the potential impact of this guidance on its financial statements and disclosures.

Segment Reporting - ASU 2023-07, _Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures_, improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. In addition, the guidance, among other requirements, enhances interim disclosures, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, and provides new segment disclosure requirements for entities with a single reportable segment.

The amendments in this guidance are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. This guidance should be applied retrospectively to all periods presented. Early adoption is permitted. The Company is currently evaluating the impact of this guidance.

Income Taxes - ASU 2023-09, _Income Taxes (Topic 740): Improvements to Income Tax Disclosures_, focuses on improvements to income tax disclosures, primarily related to the rate reconciliation and income tax paid information. In addition, the update includes certain other amendments to improve the effectiveness of income tax disclosures.

The guidance is effective for annual periods beginning after December 15, 2024, and should be applied prospectively, with retrospective application also a permitted option. Early adoption is permitted. The Company is currently evaluating the impact of this guidance.

Significant Accounting Policies

Information on select accounting policies and methods not discussed below are included in the respective footnotes that follow.

Cash and Cash Equivalents and Restricted Cash and Restricted Cash Equivalents

All highly liquid investments with original maturities of three months or less from the time of purchase are considered to be cash equivalents. Restricted cash and restricted cash equivalents are restricted for a specific purpose and cannot be included in the general cash and cash equivalents account.

The following table reconciles the amounts below reported in the Consolidated Balance Sheets to the total of the same such amounts shown in the Consolidated Statements of Cash Flows:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Cash and cash equivalents	$ 14,621	$ 257,223	$ 24,453
Restricted cash and restricted cash equivalents	115,329	116,357	8,824
Ending balance	$ 129,950	$ 373,580	$ 33,277

For 2023 and 2022, restricted cash and restricted cash equivalents includes funds received, net of payments, from State Farm Fire & Casualty Company ("State Farm") (the "Opportunity Fund"), including accrued interest, in connection with the State Farm Strategic Investment (as defined and discussed in Note 11 "Equity"). Amounts within the Opportunity Fund are restricted for certain qualifying spend in accordance with the development agreement between State Farm and the Company (the "State Farm Development Agreement"). Use of the funds must be agreed to by State Farm and the Company.

Supplementary Cash Flow Information

The following table summarizes supplementary cash flow information and material non-cash investing and financing transactions, excluding leases (refer to Note 15 "Leases"):

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Interest paid, net of interest income received[1]	$ 522,775	$ 470,947	$ 512,628
Payments (refunds) on income taxes, net	$ 60,296	$ 22,654	$ 1,877
Issuance of shares for acquisition of businesses[2]	$ —	$ 55,485	$ 528,503
Contingent forward purchase contract[3]	$ —	$ 41,938	$ —

---

(1) Includes finance leases and interest rate swaps. Refer to Note 9 "Derivative Financial Instruments."
(2) 2021 relates to the ADT Solar Acquisition and 2022 includes $40 million related to the Delayed Shares (as defined and discussed in Note 4 "Acquisitions") as a result of the ADT Solar Acquisition.
(3) During 2022, the Company recorded a reduction to additional paid in capital as a result of the contingent forward purchase contract in connection with the Tender Offer (as defined and discussed in Note 11 "Equity").

The proceeds and repayments of long-term debt on the Consolidated Statements of Cash Flows include the impact of $230 million from the refinancing of the First Lien Term Loan due 2026 with the First Lien Term Loan due 2030 (as defined and discussed in Note 8 "Debt").

Prepaid Expenses and Other Current Assets

	December 31,	
(in thousands)	2023	2022
Prepaid expenses	$ 49,734	$ 26,142
Contract assets (see Note 2 "Revenue and Receivables")	15,365	32,495
Fair value of interest rate swaps (see Note 9 "Derivative Financial Instruments")	74,974	78,110
Other receivables[1]	28,835	121,225
Other current assets	85,257	48,631
Prepaid expenses and other current assets	$ 254,165	$ 306,603

---

(1) As of December 31, 2023 and 2022, the Company recorded a liability of $15 million and $88 million, respectively, which is reflected in accrued expenses and other current liabilities and which relates to certain loans provided to customers within the Solar business that the Company may be required to repurchase from third party lenders. Included in other receivables is the amount that the Company expects to recover if permission to operate is achieved in the event the third party lenders do require the Company to repurchase such loans.

Inventories, net

Inventories are primarily comprised of components and parts for the Company's security and solar systems. The Company records inventory at the lower of cost and net realizable value. Inventories are presented net of an obsolescence reserve.

Work-in-Progress

Work-in-progress is primarily comprised of certain costs incurred for installations of security system equipment sold outright to customers that have not been completed as of the balance sheet date.

Property and Equipment, net

Property and equipment, net, is recorded at historical cost less accumulated depreciation, which is calculated using the straight-line method over the estimated useful lives of the related assets. Depreciation expense is reflected in depreciation and intangible asset amortization. Repairs and maintenance expenditures are expensed when incurred.

Useful Lives:

Buildings and related improvements	Up to 40 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Capitalized software	3 to 10 years
Machinery, equipment, and other	Up to 10 years

Net Carrying Amount:

	December 31,	
(in thousands)	**2023**	**2022**
Land	$ 10,313	$ 12,272
Buildings and leasehold improvements	95,652	94,899
Capitalized software	524,088	504,241
Machinery, equipment, and other	168,343	170,622
Construction in progress	34,302	12,571
Finance leases	142,441	127,226
Accumulated depreciation	(691,969)	(615,640)
Property and equipment, net	$ 283,170	$ 306,191

Depreciation Expense:

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Depreciation expense	$ 191,904	$ 173,013	$ 165,392

Subscriber System Assets, net and Deferred Subscriber Acquisition Costs, net

Subscriber system assets represent capitalized equipment and installation costs incurred in connection with transactions in which the Company retains ownership of the security system and are reflected in the Consolidated Balance Sheets as follows:

	December 31,	
(in thousands)	**2023**	**2022**
Gross carrying amount	$ 6,404,479	$ 5,981,008
Accumulated depreciation	(3,398,543)	(3,062,468)
Subscriber system assets, net	$ 3,005,936	$ 2,918,540

Deferred subscriber acquisition costs represent selling expenses (primarily commissions) that are incremental to acquiring customers.

The Company records subscriber system assets and deferred subscriber acquisition costs in the Consolidated Balance Sheets as these assets represent probable future economic benefits for the Company through the generation of future monitoring and related services revenue. Upon customer termination, the Company may retrieve such assets.

Subscriber system assets and any related deferred subscriber acquisition costs are accounted for on a pooled basis based on the month and year of customer acquisition and are depreciated and amortized using an accelerated method over the estimated life of the customer relationship, which is 15 years. In order to align the depreciation and amortization of these pooled costs to the pattern in which their economic benefits are consumed, the accelerated method utilizes an average declining balance rate of approximately 250% and converts to straight-line methodology when the resulting charge is greater than that from the accelerated method, resulting in an average charge of approximately 55% of the pool within the first five years, 25% within the second five years, and 20% within the final five years.

Depreciation of subscriber system assets and amortization of deferred subscriber acquisition costs are reflected in depreciation and intangible asset amortization and selling, general, and administrative expenses, respectively, as follows:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Depreciation of subscriber system assets	$ 545,041	$ 531,013	$ 488,557
Amortization of deferred subscriber acquisition costs	$ 188,222	$ 154,186	$ 118,162

Long-Lived Assets (excluding Goodwill and Indefinite-Lived Intangible Assets)

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. The Company groups assets at the lowest level for which cash flows are separately identifiable. Recoverability is measured by a comparison of the carrying amount of the asset group to its expected future undiscounted cash flows. If the expected future undiscounted cash flows of the asset group are less than its carrying amount, an impairment loss is recognized based on the amount by which the carrying amount exceeds the fair value less costs to sell. The calculation of the fair value less costs to sell of an asset group is based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

There were no material long-lived asset impairments during the periods presented.

Accrued Expenses and Other Current Liabilities

	December 31,	
(in thousands)	2023	2022
Accrued interest	$ 111,204	$ 156,495
Payroll-related accruals	118,495	139,709
Operating lease liabilities (see Note 15 "Leases")	15,979	20,741
Fair value of interest rate swaps (see Note 9 "Derivative Financial Instruments")	5,312	—
Opportunity Fund (see Note 11 "Equity")	93,950	100,802
Other accrued liabilities	256,375	358,992
Accrued expenses and other current liabilities	$ 601,315	$ 776,739

Advertising Costs

Advertising costs are recognized in selling, general, and administrative expenses when incurred and were $165 million, $214 million, and $235 million during 2023, 2022, and 2021, respectively.

Included in advertising costs during 2023 are certain joint marketing costs and reimbursements associated with the Google Success Funds as discussed in Note 14 "Commitments and Contingencies."

Radio Conversion Program

During 2019, the Company commenced a program to replace the 3G and Code-Division Multiple Access ("CDMA") cellular equipment used in many of its security systems prior to the cellular network providers retiring their 3G and CDMA networks during 2022. The program was completed in 2023, and the Company incurred a total of $276 million of net radio conversion costs since the inception of the program.

Radio conversion costs and radio conversion revenue are reflected in selling, general, and administrative expenses and monitoring and related services revenue, respectively, as follows:

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Radio conversion costs	$ 1,968	$ 29,766	$ 240,902
Radio conversion revenue	$ 6,664	$ 28,058	$ 39,100

Merger, Restructuring, Integration, and Other

Merger, restructuring, integration, and other represents certain direct and incremental costs resulting from acquisitions made by the Company, integration and third-party costs as a result of those acquisitions, costs related to the Company's restructuring efforts, as well as fair value remeasurements and impairment charges on certain strategic investments.

Significant activity included in merger, restructuring, integration, and other during the periods presented includes:

During 2023, primarily relates to integration and third-party costs related to the strategic optimization of the Solar business operations following the ADT Solar acquisition, as well as restructuring costs.

During 2022, merger, restructuring, integration, and other was not material.

During 2021, primarily relates to an impairment charge in CSB due to lower than expected benefits from a developed technology intangible asset.

Concentration of Credit Risks

The majority of the Company's cash and cash equivalents and restricted cash and restricted cash equivalents are held at major financial institutions. There is a concentration of credit risk related to certain account balances in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000 per account. The Company regularly monitors the financial stability of these financial institutions and believes there is no exposure to any significant credit risk for its cash and cash equivalents and restricted cash and restricted cash equivalents. Concentration of credit risk associated with the majority of the Company's receivables from customers is limited due to the significant size of the customer base.

Fair Value of Financial Instruments

The Company's financial instruments primarily consist of cash and cash equivalents, restricted cash and restricted cash equivalents, accounts receivable, retail installment contract receivables, accounts payable, debt, and derivative financial instruments. Due to their short-term and/or liquid nature, the fair values of cash, restricted cash, accounts receivable, and accounts payable approximate their respective carrying amounts.

Cash Equivalents - Included in cash and cash equivalents and restricted cash and restricted cash equivalents, as applicable from time to time, are investments in money market mutual funds. These investments are generally classified as Level 1 fair value measurements, which represent unadjusted quoted prices in active markets for identical assets or liabilities.

Investments in money market mutual funds were $55 million and $145 million as of December 31, 2023 and December 31, 2022, respectively.

CSB Retail Installment Contract Receivables, net - The fair values of the Company's retail installment contract receivables are determined using a discounted cash flow model and are classified as Level 3 fair value measurements.

| | December 31, | | | |
| | 2023 | | 2022 | |
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Retail installment contract receivables, net	$ 673,635	$ 487,685	$ 531,516	$ 385,114

Long-Term Debt Instruments - The fair values of the Company's debt instruments are determined using broker-quoted market prices, which represent quoted prices for similar assets or liabilities as well as other observable market data, and are classified as Level 2 fair value measurements. The carrying amounts of debt outstanding, if any, under the Company's first lien revolving credit facility (the "First Lien Revolving Credit Facility") and its uncommitted receivables securitization financing agreement (the "2020 Receivables Facility") approximate their fair values, as interest rates on these borrowings approximate current market rates.

| | December 31, | | | |
| | 2023 | | 2022 | |
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt instruments subject to fair value disclosures[1]	$ 7,756,800	$ 7,732,159	$ 9,733,700	$ 9,312,932

_____

(1) Excludes finance leases.

Derivative Financial Instruments - Derivative financial instruments are reported at fair value as either assets or liabilities. These fair values are primarily calculated using discounted cash flow models utilizing observable inputs, such as quoted forward interest rates, and incorporate credit risk adjustments to reflect the risk of default by the counterparty or the Company. The resulting fair values are classified as Level 2 fair value measurements.

Refer to Note 9 "Derivative Financial Instruments" for the fair values of the Company's derivative financial instruments.

2.   REVENUE AND RECEIVABLES

Revenue

The Company generates revenue through contractual monthly recurring fees received for monitoring and related services provided to customers, as well as the sale and installation of security and solar systems (referred to as "systems").

Revenue is recognized in the Consolidated Statements of Operations net of sales and other taxes. Amounts collected from customers for sales and other taxes are reported as a liability net of the related amounts remitted. When customers terminate a monitoring contract early, contract termination charges are assessed in accordance with the contract terms and are recognized in monitoring and related services revenue when collectability is probable.

The Company allocates the transaction price to each performance obligation based on relative standalone selling price, which is determined using observable internal and external pricing, profitability, and operational metrics. For CSB, the Company's performance obligations generally include monitoring, related services (such as maintenance agreements), and the sale and installation of a security system in outright sales transactions or a material right in transactions in which the Company retains ownership of the security system. For Solar, the Company's performance obligations generally include the sale and installation of a solar system and may include additional performance obligations such as roofing services or the sale and installation of additional products such as batteries.

In addition to details provided below, the Company's disaggregated revenue is presented on the face of the Consolidated Statements of Operations, which includes monitoring and related services and security installation, product, and other revenue presented for its CSB segment, as well as Solar installation, product, and other revenue.

CSB Company-Owned - In transactions in which the Company provides monitoring and related services but retains ownership of the security system (referred to as *Company-owned transactions*), the Company's performance obligations primarily include

(i) monitoring and related services, which are recognized when these services are provided to the customer, and (ii) a material right associated with the one-time non-refundable fees incurred in connection with the initiation of a monitoring contract which the customer will not be required to pay again upon a renewal of the contract (referred to as deferred subscriber acquisition revenue).

Deferred subscriber acquisition revenue is amortized on a pooled basis over the estimated life of the customer relationship using an accelerated method consistent with the treatment of subscriber system assets and deferred subscriber acquisition costs and is reflected in security installation, product, and other revenue.

		Years Ended December 31,	
(*in thousands*)	**2023**	**2022**	**2021**
Amortization of deferred subscriber acquisition revenue	$ 301,708	$ 235,190	$ 164,180

CSB Customer-Owned - In transactions involving security systems sold outright to the customer (referred to as *outright sales*), the Company's performance obligations generally include the sale and installation of the system, which is primarily recognized at a point in time based upon the nature of the transaction and contractual terms, and any monitoring and related services, which are recognized when these services are provided to the customer.

Solar - The Company's performance obligations generally include the sale and installation of a solar system. Transactions within the Solar business may also include additional performance obligations such as roofing services or the sale and installation of additional products (such as batteries). Revenue is recognized when control over the products and services are transferred to the customer and is reflected in solar installation, product, and other revenue.

Solar revenue was not material during 2021 subsequent to the date of the ADT Solar Acquisition.

Revenue and cost of revenue from Solar equipment was $154 million and $121 million, respectively, during 2023, and $451 million and $292 million, respectively, during 2022.

The Company enters into agreements with third-party lenders to access loan products for the Company's Solar customers. These lenders remit the amount of such loans, net of fees, upon installation or based on other contractual terms with the third-party lenders. These fees are recorded as a reduction of solar installation, product, and other revenue and were $52 million and $141 million during 2023 and 2022, respectively.

Deferred Revenue

Deferred revenue represents customer billings for services not yet rendered and is primarily related to recurring monitoring and related services. In addition, payments received for the sale and installation of a system after the agreement is signed but before performance obligations are satisfied are recorded as deferred revenue.

These amounts are recorded as current deferred revenue, as the Company expects to satisfy any remaining performance obligations, as well as recognize the related revenue, within the next twelve months when performance obligations are satisfied. Accordingly, the Company has applied the practical expedient regarding deferred revenue to exclude the value of remaining performance obligations if (i) the contract has an original expected term of one year or less or (ii) the Company recognizes revenue in proportion to the amount it has the right to invoice for services performed.

Accounts Receivable

Accounts receivable represent unconditional rights to consideration from customers in the ordinary course of business and are generally due in one year or less. The Company's accounts receivable are recorded at amortized cost less an allowance for credit losses not expected to be recovered. The allowance for credit losses is recognized at inception and reassessed each reporting period.

The Company evaluates its allowance for credit losses on accounts receivable in pools based on customer type. For each customer pool, the allowance for credit losses is estimated based on the delinquency status of the underlying receivables and the related historical loss experience, as adjusted for current and expected future conditions, if applicable. The allowance for credit losses is not material for the individual pools of customers.

Changes in the Allowance for Credit Losses:

				Years Ended December 31,			
(in thousands)		**2023**		**2022**		**2021**	
Beginning balance	$	35,482	$	22,104	$	28,608	
Provision for credit losses[1]		138,225		90,502		50,717	
Write-offs, net of recoveries[2]		(120,478)		(77,124)		(57,221)	
Ending balance	$	53,229	$	35,482	$	22,104	

_____

(1) The provision for credit losses during 2021 was impacted by adjustments related to the COVID-19 Pandemic.
(2) Recoveries were not material for the periods presented. As such, write-offs are presented net of recoveries.

Retail Installment Contract Receivables

For security system transactions occurring under both Company-owned and customer-owned equipment models, the Company's retail installment contract option allows qualifying residential customers to pay the fees due at installation over a 24-, 36-, or 60-month interest-free period. The financing component of retail installment contract receivables is not significant.

Upon origination of a retail installment contract, the Company utilizes external credit scores to assess customer credit quality and determine eligibility. In addition, customers are required to enroll in the Company's automated payment process in order to enter into a retail installment contract.

Subsequent to origination, the Company monitors the delinquency status of retail installment contract receivables as the key credit quality indicator. As of December 31, 2023, the current and delinquent billed retail installment contract receivables were not material.

The Company's retail installment contract receivables are recorded at amortized cost less an allowance for credit losses not expected to be recovered. The allowance for credit losses is recognized at inception and reassessed each reporting period. The allowance for credit losses relates to retail installment contract receivables from outright sales transactions and is not material.

The balance of unbilled retail installment contract receivables comprises:

			December 31,	
(in thousands)		**2023**		**2022**
Retail installment contract receivables, gross	$	674,827	$	532,406
Allowance for credit losses		(1,192)		(890)
Retail installment contract receivables, net	$	673,635	$	531,516
Balance Sheet Classification:				
Accounts receivable, net	$	238,961	$	169,242
Other assets		434,674		362,274
Retail installment contract receivables, net	$	673,635	$	531,516

As of December 31, 2023 and 2022, retail installment contract receivables, net, used as collateral for borrowings under the 2020 Receivables Facility were $610 million and $506 million, respectively. Refer to Note 8 "Debt" for further discussion regarding the 2020 Receivables Facility.

Contract Assets

Contract assets represent the Company's right to consideration in exchange for goods or services transferred to the customer. The contract asset is reclassified to accounts receivable as additional services are performed and billed, which is when the Company's right to the consideration becomes unconditional. The Company has the right to bill customers as services are provided over time, which generally occurs over the course of a 24-, 36-, or 60-month period. The financing component of contract assets is not significant.

The Company records an allowance for credit losses against its contract assets for amounts not expected to be recovered. The allowance is recognized at inception and is reassessed each reporting period. The allowance for credit losses on contract assets was not material for the periods presented.

Gross contract assets recognized by the Company were not material for the periods presented.

The balance of contract assets for residential transactions comprises:

	December 31,	
(in thousands)	**2023**	**2022**
Contract assets, gross	$ 39,627	$ 52,591
Allowance for credit losses	(9,025)	(5,453)
Contract assets, net	$ 30,602	$ 47,138
Balance Sheet Classification:		
Prepaid expenses and other current assets	$ 15,365	$ 32,495
Other assets	15,237	14,643
Contract assets, net	$ 30,602	$ 47,138

3.   SEGMENT INFORMATION

As discussed in Note 1 "Description of Business and Summary of Significant Accounting Policies," effective in the third quarter of 2023, the Company reports results in two operating and reportable segments: CSB and Solar. Prior to the third quarter of 2023, the Commercial Business was reflected in the Commercial reportable segment. Certain allocated shared costs that were previously included in the Commercial reportable segment that do not qualify to be presented within discontinued operations are now reflected in the CSB reportable segment consistent with other unallocated corporate and other costs as discussed below.

The Company organizes its segments based on customer type as follows:

- *CSB -* The CSB segment primarily includes (i) revenue and operating costs from the sale, installation, servicing, and monitoring of integrated security and automation systems, as well as other related offerings; (ii) other operating costs associated with support functions related to these operations; and (iii) general corporate costs and other income and expense items not included in the Solar segment. Customers in the CSB segment are comprised of owners and renters of residential properties, small business operators, and other individual consumers.

- *Solar -* The Solar segment primarily includes (i) revenue and operating costs from the sale and installation of solar and related solutions and services; (ii) other operating costs associated with support functions related to these operations; and (iii) certain dedicated corporate costs and other income and expense items. Customers in the Solar segment are comprised of residential homeowners who purchase solar and energy storage solutions, energy efficiency upgrades, and roofing services.

The CODM uses Adjusted EBITDA from continuing operations ("Adjusted EBITDA"), which is the Company's segment profit measure, to evaluate segment performance. Adjusted EBITDA is defined as income (loss) from continuing operations adjusted for (i) interest; (ii) taxes; (iii) depreciation and amortization, including depreciation of subscriber system assets and other fixed assets and amortization of dealer and other intangible assets; (iv) amortization of deferred costs and deferred revenue associated with subscriber acquisitions; (v) share-based compensation expense; (vi) merger, restructuring, integration, and other items such as separation costs; (vii) losses on extinguishment of debt; (viii) radio conversion costs, net; (ix) adjustments related to acquisitions, such as contingent consideration and purchase accounting adjustments, or dispositions; (x) impairment charges; and (xi) other income/gain or expense/loss items such as changes in fair value of certain financial instruments or financing and consent fees.

The CODM does not review the Company's assets by segment; therefore, such information is not presented.

The accounting policies of the Company's reportable segments are the same as those of the Company.

Reconciliations

The following table presents total revenue by segment and a reconciliation to consolidated total revenue:

		Years Ended December 31,				
(in thousands)		2023		2022		2021
CSB	$	4,652,824	$	4,381,904	$	4,155,372
Solar		329,835		786,426		47,351
Total Revenue	$	4,982,659	$	5,168,330	$	4,202,723

The following table presents Adjusted EBITDA by segment and a reconciliation to consolidated income (loss) from continuing operations before income taxes and equity in net earnings (losses) of equity method investee:

		Years Ended December 31,				
(in thousands)		2023		2022		2021
Adjusted EBITDA by segment:						
CSB	$	2,481,305	$	2,305,032	$	2,101,659
Solar		(116,505)		5,155		5,588
Total	$	2,364,800	$	2,310,187	$	2,107,247
Reconciliation:						
Total segment Adjusted EBITDA	$	2,364,800	$	2,310,187	$	2,107,247
Less:						
Interest expense, net		572,150		264,265		456,825
Depreciation and intangible asset amortization		1,350,980		1,615,830		1,839,658
Amortization of deferred subscriber acquisition costs		188,222		154,186		118,162
Amortization of deferred subscriber acquisition revenue		(301,708)		(235,190)		(164,180)
Share-based compensation expense		39,438		53,497		47,111
Merger, restructuring, integration, and other[1]		62,172		17,229		39,159
Goodwill impairment[2]		511,176		200,974		—
Loss on extinguishment of debt[3]		16,621		—		37,113
Change in fair value of financial instruments[4]		—		63,396		—
Radio conversion costs, net[1]		(4,696)		1,708		201,802
Non-cash acquisition related adjustments and other, net[5]		(9,600)		29,747		7,431
Equity in net earnings (losses) of equity method investee		6,572		(4,601)		—
Income (loss) from continuing operations before income taxes and equity in net earnings (losses) of equity method investee	$	(66,527)	$	149,146	$	(475,834)

(1) Refer to Note 1 "Description of Business and Summary of Significant Accounting Policies."
(2) Refer to Note 7 "Goodwill and Other Intangible Assets."
(3) Refer to Note 8 "Debt."
(4) Refer to Note 11 "Equity."
(5) During 2023, primarily represents the gain on sale of a business and other investment partially offset by financing fees and interest rate swaps included in other income (expense). During 2022 and 2021, primarily represents the amortization of the customer backlog intangible asset acquired in the ADT Solar Acquisition, which was fully amortized as of March 2022. Refer to Note 4 "Acquisitions." During 2022, also includes the gain on sale of a business.

Entity-Wide Disclosures

Revenue outside of the U.S. is not material. As of December 31, 2023 and 2022, substantially all of the Company's assets were located in the U.S.

4.   ACQUISITIONS

From time to time, the Company may pursue business acquisitions that either strategically fit with the Company's existing core business or expand the Company's products and services into new and attractive adjacent markets. The Company accounts for business acquisitions under the acquisition method of accounting. The assets acquired and liabilities assumed in connection with business acquisitions are recorded at the date of acquisition at their estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill. Significant judgment is required in estimating the fair value of assets acquired and liabilities assumed and in assigning useful lives to certain definite-lived intangible and tangible assets. Accordingly, the Company may engage third-party valuation specialists to assist in these determinations. The fair value estimates are based on available information as of the acquisition date and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain.

Acquisition-related expenses are recognized as incurred and are included in merger, restructuring, integration, and other and were not material during 2023, 2022, and 2021.

ADT Solar Acquisition

In December 2021, the Company acquired ADT Solar. The acquisition expanded the Company's offerings by entering the residential solar market. Upon the consummation of the ADT Solar Acquisition, ADT Solar became an indirect wholly-owned subsidiary of the Company.

Total consideration was approximately $750 million, which consisted of cash paid of $142 million, net of cash acquired, and approximately 75.0 million unregistered shares of the Company's Common Stock with a fair value of $569 million (the "Equity Consideration"), including $40 million related to approximately 5.3 million shares of the Company's Common Stock that were issued during 2022 ("Delayed Shares"). The total fair value of the Equity Consideration was based on the closing stock price of the Company's Common Stock on December 8, 2021, the acquisition date, adjusted for the impact of contractual restrictions on the ability for the holders to sell their shares.

At the time of acquisition, the Company recorded goodwill to the Solar reporting unit, the majority of which was deductible for tax purposes, which reflected the expected strategic value and synergies of ADT Solar to the Company at that time. Refer to Note 7 "Goodwill and Other Intangible Assets" for information on goodwill impairment losses recognized in the Solar reporting unit during 2022 and 2023, which resulted in a goodwill balance of zero for the Solar reporting unit.

Pro Forma Results

The following summary, prepared on a pro forma basis, presents the Company's unaudited consolidated results of operations for 2021 as if the ADT Solar Acquisition had been completed as of January 1, 2020. The pro forma results below include the impact of certain adjustments related to the amortization of intangible assets, acquisition-related costs incurred as of the acquisition date, and in each case, the related income tax effects, as well as certain other post-acquisition adjustments directly attributable to the acquisition. This pro forma presentation does not include any impact of transaction synergies. The pro forma results are not necessarily indicative of the results of operations that actually would have been achieved had the ADT Solar Acquisition been consummated as of that date:

	Year Ended December 31, 2021	
Total revenue	$	5,905,148
Net income (loss)	$	(328,099)

These previously reported pro forma results have not been updated to reflect the presentation of the Commercial Business as a discontinued operation in the Company's consolidated results used in the calculation.

From the acquisition date, December 8, 2021 through December 31, 2021, revenue and net loss of $47 million and $7 million, respectively, attributable to ADT Solar are included in the Consolidated Statements of Operations.

Other Acquisitions

There was no acquisition activity during 2023.

During 2022, total consideration for continuing and discontinued operations related to business acquisitions was $31 million, including $15 million in shares of the Company's common stock (excluding the Delayed Shares), which resulted in the recognition of $20 million of goodwill.

During 2021, total consideration for continuing and discontinued operations related to business acquisitions (excluding the ADT Solar Acquisition) was $21 million.

5.   DIVESTITURES

The Company may decide to divest portions of its business for various reasons, including efforts to focus on its remaining businesses. The Company presents discontinued operations for components of the business that are either disposed of through sale (or qualify as held for sale), abandonment, or spin-off if these actions also represent a strategic shift that has or will have a major effect on the Company's financial results.

Commercial Divestiture

As discussed in Note 1 "Description of Business and Summary of Significant Accounting Policies," as a result of the Commercial Divestiture, the disposal group met the established held for sale criteria during the third quarter of 2023. The Commercial Divestiture supports the Company's strategic journey and strengthens its financial profile. Furthermore, the Commercial Divestiture represents a strategic shift that has and will continue to have a major effect on the Company's operations and financial statements, and therefore, the results of operations of the Commercial Business are classified as discontinued operations in the Company's Consolidated Statements of Operations for the periods presented.

As the agreed upon sale price was substantially higher than the carrying value of the Commercial Business, the Company did not record any impairments or adjustments when recognizing the disposal group at the lower of its carrying amount or fair value less cost to sell.

As discussed in Note 3 "Segment Information," the Commercial Business was previously reflected in the Commercial reportable segment.

On October 2, 2023, the Company completed the Commercial Divestiture, and received net proceeds of approximately $1,585 million, subject to certain customary post-closing adjustments as set forth in the Commercial Purchase Agreement, the majority of which is presented as cash flows from investing activities from discontinued operations. In addition, the Company recognized a pre-tax gain on sale of approximately $630 million, which was recognized in income (loss) from discontinued operations.

The Company used the majority of the net proceeds for debt redemption, as discussed in Note 8 "Debt."

Refer to Note 13 "Net Income (Loss) per Share" for basic and diluted earnings per share information for discontinued operations.

The following reconciliations represent the major classes of line items of the Commercial Business within the Consolidated Balance Sheets and Consolidated Statements of Operations and certain information within the Consolidated Statements of Cash Flows (excluding proceeds from the sale of business discussed above) for the periods presented.

Balance Sheet Information

(in thousands)		December 31, 2022
Assets		
Accounts receivable	$	262,757
Inventories, net		104,139
Work-in-progress		68,782
Prepaid expenses and other current assets		34,245
Total current assets of discontinued operations held for sale		469,923
Property and equipment, net		69,777
Subscriber system assets, net		142,763
Intangible assets, net		164,783
Goodwill		336,589
Deferred subscriber acquisition costs, net		88,966
Other assets		82,636
Total assets of discontinued operations held for sale	$	1,355,437
Liabilities		
Current maturities of long-term debt	$	14,293
Accounts payable		68,855
Deferred revenue		92,784
Accrued expenses and other current liabilities		123,041
Total current liabilities of discontinued operations held for sale		298,973
Long-term debt		9,952
Deferred subscriber acquisition revenue		64,605
Other liabilities		31,713
Total liabilities of discontinued operations held for sale	$	405,243

Statements of Operations Information

		Years Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Revenue	$	1,035,048	$	1,226,980	$	1,104,388
Cost of revenue		688,433		839,356		777,388
Selling, general, and administrative expenses		213,514		267,195		247,679
Depreciation and intangible asset amortization		37,691		77,745		75,121
Other income and expense items		19,174		6,016		(445)
Income (loss) from discontinued operations before gain on sale of business and income taxes		76,236		36,668		4,645
Gain on sale of business		629,980		—		—
Income (loss) from discontinued operations before income taxes		706,216		36,668		4,645
Income tax benefit (expense)		(178,667)		(10,868)		(1,288)
Income (loss) from discontinued operations, net of tax	$	527,549	$	25,800	$	3,357

Other Cash Flow Information

		Years Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Depreciation and intangible asset amortization	$	37,691	$	77,745	$	75,121
Share-based compensation expense	$	11,699	$	13,069	$	14,126
Cash flows from investing activities:						
Subscriber system asset expenditures	$	(8,902)	$	(29,230)	$	(42,520)
Purchases of property and equipment	$	(4,399)	$	(6,885)	$	(5,476)

Transition Services Agreement

In connection with the Commercial Divestiture, the Company entered into a Transition Services Agreement (the "Commercial TSA"), pursuant to which the Company and the Commercial Business will provide certain transitional services relating to ongoing support and other administrative functions to each other for a transitional period of up to 24 months after the closing of the Commercial Divestiture. Commercial TSA fees charged to the Commercial Business represent charges for internal labor as well as certain third-party costs identified in connection with providing such services. Income from the Commercial TSA is recognized in other income (expense), and expenses incurred by the Company to support the transition are recorded based on the nature of the expense. Income from the Commercial TSA was not material during 2023.

ADT Brand License and Intellectual Property Rights

The Company and GTCR entered into an agreement granting GTCR a license to continue to use the ADT brand and other Company trademarks for a period of twelve months to transition from Company branding (the "Brand License"). The Company has also agreed to a covenant not to assert a claim against GTCR for infringement of the Company's patents as of the Commercial Divestiture for products and services that were used in the Commercial Business prior to the Commercial Divestiture, and has provided GTCR with a paid-up, irrevocable, non-assignable (with limited exceptions) license to continue to use certain software and other Company intellectual property in the same manner. Royalty income is included in other income (expense) and was not material during 2023.

Other Divestitures

Other divestiture activity not reflected as discontinued operations includes:

During the three months ended September 30, 2023, the Company entered into an Asset Purchase Agreement to sell substantially all of the assets and certain specified liabilities of its Vintage Security business (the "Vintage Security Divestiture"). As a result, the disposal group was classified as held for sale as of September 30, 2023, and the assets and liabilities of the Vintage Security business were reflected as held for sale.

In October 2023, the Company completed the sale of its Vintage Security business (the "Vintage Security Divestiture") for net proceeds of $36 million, subject to certain customary post-closing adjustments, and recognized a gain on sale of $19 million recognized in SG&A. The results of operations of the Vintage Security business are reflected in the CSB segment through the date of sale.

During 2022, proceeds related to disposal activities totaled $27 million, resulting in a gain on sale of $10 million recognized in SG&A.

6.   EQUITY METHOD INVESTMENTS

The Company uses the equity method of accounting to account for an investment in which it has the ability to exercise significant influence but does not control. The Company recognizes its proportionate share of the investee's net income or loss in equity in net earnings (losses) of equity method investee. The Company evaluates an equity method investment whenever events or changes in circumstances indicate the carrying amount of such investment may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, the Company records a loss as a component of the Company's share of earnings or losses of the equity method investee in the current period.

Canopy Investment

In April 2022, the Company and Ford Motor Company ("Ford") formed a new entity, SNTNL LLC ("Canopy"), and the Company contributed cash of $11 million (the "Initial Contribution"). Since the Initial Contribution, the Company contributed $7 million.

During the fourth quarter of 2023, the Company sold its shares in Canopy and received $21 million in accordance with the terms of the agreement between the Company and Ford, which included a put right under which the Company recovered its full equity investment in Canopy plus a premium ("Canopy Termination"). In addition, the Company recognized a gain of $15 million, which is reflected in equity in net earnings (losses) of equity method investees. The Company no longer holds an investment in Canopy.

The Company previously accounted for its investment in Canopy under the equity method of accounting as the Company was not the primary beneficiary, and therefore, did not consolidate Canopy's assets, liabilities, and financial results of operations.

In connection with the Canopy Investment, the Company entered into various commercial agreements (the "Canopy Commercial Agreements"). The Company and Canopy are also parties to a trade name licensing agreement. These agreements will terminate effective on December 1, 2024 as a result of the Canopy Termination. The impact to the consolidated financial statements from these agreements is not material.

7.   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

During the periods presented, changes in the carrying amount of goodwill by reportable segment were as follows:

(in thousands)	CSB	Solar	Total
Balance as of December 31, 2021	$ 4,906,666	$ 694,726	$ 5,601,392
Acquisitions[1]	12,585	17,424	30,009
Impairment	—	(200,974)	(200,974)
Balance as of December 31, 2022	4,919,251	511,176	5,430,427
Acquisitions[1]	123	—	123
Impairment	—	(511,176)	(511,176)
Disposition	(15,475)	—	(15,475)
Balance as of December 31, 2023	$ 4,903,899	$ —	$ 4,903,899

_____

(1)   Includes the impact of measurement period adjustments, which were not material during the periods presented.

As of December 31, 2023 and December 31, 2022, accumulated goodwill impairment losses totaled $712 million and $201 million, respectively. As of December 31, 2021, the Company had no accumulated goodwill impairment losses.

Other Intangible Assets

	December 31, 2023			December 31, 2022		
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:						
Contracts and related customer relationships[1]	$ 5,571,456	$ (2,937,245)	$ 2,634,211	$ 6,739,004	$ (4,143,469)	$ 2,595,535
Dealer relationships[2]	1,518,020	(618,154)	899,866	1,518,020	(538,801)	979,219
Other[3]	209,773	(199,357)	10,416	212,773	(193,563)	19,210
Total definite-lived intangible assets	7,299,249	(3,754,756)	3,544,493	8,469,797	(4,875,833)	3,593,964
Indefinite-lived intangible assets:						
Trade name[4]	1,333,000	—	1,333,000	1,333,000	—	1,333,000
Intangible assets	$ 8,632,249	$ (3,754,756)	$ 4,877,493	$ 9,802,797	$ (4,875,833)	$ 4,926,964

_____

(1)   During 2023, the Company retired $1.7 billion of certain customer relationship intangible assets acquired in the ADT Acquisition that became fully amortized.
(2)   Originated from the Formation Transactions and the ADT Acquisition in 2015 and 2016, respectively. Amortized primarily over 19 years on a straight-line basis based on management estimates about attrition and the longevity of the underlying dealer network that existed at the time of acquisition.
(3)   Primarily relates to trade names and other technology assets. Amortized over a period of up to 10 years on a straight-line basis.
(4)   ADT trade name acquired as part of the ADT Acquisition.

Contracts and Related Customer Relationships

Contracts and related customer relationships comprise contracts with customers purchased under the ADT Authorized Dealer Program (as defined below) or from other third parties as well as customer relationships that originated from business acquisitions.

Additionally, the Company maintains a network of agreements with third-party independent alarm dealers who sell alarm equipment and ADT Authorized Dealer-branded monitoring and interactive services to residential end users (the "ADT Authorized Dealer Program"). The dealers in this program generate new end-user contracts with customers which the Company has the right, but not the obligation, to purchase from the dealer. Purchases of contracts with customers under the ADT

Authorized Dealer Program, or from other third parties, are considered asset acquisitions and are recognized based on the cost to acquire the assets, which may include cash consideration, non-cash consideration, contingent consideration, and directly-attributable transaction costs. The Company may charge back the purchase price of any end-user contract if the contract is canceled during the charge-back period, which is generally thirteen months from the date of purchase. The Company records the amount of the charge back as a reduction to the purchase price.

Purchases of contracts with customers under the ADT Authorized Dealer Program, or from other third parties, are accounted for on a pooled basis based on the month and year of acquisition. The Company amortizes its pooled contracts with customers using an accelerated method over the estimated life of the customer relationship, which is 15 years. The accelerated method for amortizing these contracts utilizes an average declining balance rate of approximately 300% and converts to straight-line methodology when the resulting amortization charge is greater than that from the accelerated method, resulting in an average amortization of approximately 65% of the pool within the first five years, 25% within the second five years, and 10% within the final five years.

Customer relationships acquired as part of business acquisitions, which primarily originated from the Formation Transactions and the ADT Acquisition, are amortized over a period of up to 15 years based on management estimates about the amounts and timing of estimated future revenue from customer accounts and average customer account life that existed at the time of the related business acquisition.

The change in the net carrying amount of contracts and related customer relationships was as follows:

(in thousands)	Years Ended December 31,	
	2023	2022
Beginning balance	$ 2,595,535	$ 2,778,922
Customer contract additions, net of dealer charge-backs	564,652	633,431
Amortization	(525,676)	(819,677)
Other	(300)	2,859
Ending balance	$ 2,634,211	$ 2,595,535

During 2023 and 2022, the weighted-average amortization period for customer contract additions under the ADT Authorized Dealer Program and from other third parties was 15 years and 14 years, respectively.

Payments for customer contracts under the ADT Authorized Dealer Program and from other third parties are reflected as dealer generated customer accounts and bulk account purchases on the Consolidated Statements of Cash Flows.

During 2023 and 2022, the Company purchased customer accounts from certain other third parties for an aggregate contractual purchase price of $109 million and $111 million, respectively, subject to reduction based on customer retention. The Company paid initial cash at the closings in the aggregate amounts of $89 million and $82 million, respectively, which is included in the payments for dealer generated customer accounts and bulk account purchases.

Definite-Lived Intangible Asset Amortization Expense

(in thousands)	Years Ended December 31,		
	2023	2022	2021
Definite-lived intangible asset amortization expense	$ 613,679	$ 911,405	$ 1,185,249

As of December 31, 2023, the estimated aggregate amortization expense on our existing intangible assets is expected to be as follows (*in thousands*):

2024	2025	2026	2027	2028	Thereafter
$ 550,057	$ 472,569	$ 416,533	$ 367,642	$ 363,549	$ 1,374,143

Goodwill and Indefinite-Lived Intangible Assets Impairment

Goodwill and indefinite-lived intangible assets are not amortized and are tested for impairment at least annually as of the first day of the fourth quarter of each year and more often if an event occurs or circumstances change which indicate it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The Company may perform its impairment test for any reporting unit or indefinite-lived intangible asset through a qualitative assessment or elect to proceed directly to a quantitative impairment test, however, the Company may resume a qualitative assessment in any subsequent period if facts and circumstances permit.

Goodwill

Under a qualitative approach, the Company assesses whether it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount. If the Company elects to bypass the qualitative assessment for any reporting unit, or if a qualitative assessment indicates it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount, the Company proceeds to a quantitative approach.

Under a quantitative approach, the Company estimates the fair value of a reporting unit and compares it to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company estimates the fair values of its reporting units using the income approach, which discounts projected cash flows using market participant assumptions. The income approach includes significant assumptions including, but not limited to, forecasted revenue, operating profit margins, Adjusted EBITDA margins, operating expenses, cash flows, perpetual growth rates, and discount rates. The estimated fair value of a reporting unit calculated using the income approach is sensitive to changes in the underlying assumptions. In developing these assumptions, the Company relies on various factors including operating results, business plans, economic projections, anticipated future cash flows, and other market data. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying judgments and factors and ultimately impact the estimated fair value determinations may include such items as a prolonged downturn in the business environment, changes in economic conditions that significantly differ from the Company's assumptions in timing or degree, volatility in equity and debt markets resulting in higher discount rates, and unexpected regulatory changes. As a result, there are inherent uncertainties related to these judgments and factors that may ultimately impact the estimated fair value determinations.

Except as discussed below within the Solar reporting unit, the Company did not record any goodwill impairment losses during the periods presented.

CSB - Based on the results of a quantitative goodwill impairment test as of October 1, 2023, the Company concluded the fair value of the CSB reporting unit substantially exceeded its carrying value.

Commercial - As a result of the purchase price of the Commercial Divestiture being substantially in excess of the carrying value of the net assets divested, the Company concluded it is more likely than not that the fair value of the Commercial reporting unit exceeded its carrying value as of October 1, 2023, and the Commercial Divestiture closed on October 2, 2023.

Solar Goodwill Impairment

During the first, second, and third quarters of 2023, the Company performed interim impairment quantitative assessments on the Solar reporting unit as a result of triggering events as of March 31, 2023, June 30, 2023, and September 30, 2023, and recorded goodwill impairment charges of $242 million, $181 million, and $88 million during the first, second, and third quarters of 2023, respectively. Following the impairments during 2023, the balance of goodwill in the Solar reporting unit was zero. The Company also assessed the recoverability of other long-lived assets related to its Solar business, and impairment charges were not material.

In addition, the Company recognized $201 million of goodwill impairment charges during the third quarter of 2022.

These goodwill impairments were a result of continued deterioration of industry conditions and macroeconomic decline as well as ADT Solar's underperformance of operating results in successive quarters relative to expectations, and for the third quarter of 2023, as a result of the Company's then recent plan to close a significant number of branches that operated the Solar business along with the associated headcount reductions.

Indefinite-Lived Intangible Assets

Under a qualitative approach, the impairment test for an indefinite-lived intangible asset consists of an assessment of whether it is more-likely-than-not that an asset's fair value is less than its carrying amount. If the Company elects to bypass the qualitative assessment for any indefinite-lived intangible asset, or if a qualitative assessment indicates it is more-likely-than-not that the estimated carrying amount of such asset exceeds its fair value, the Company proceeds to a quantitative approach.

Under a quantitative approach, the Company estimates the fair value of an asset and compares it to its carrying amount. If the carrying amount exceeds fair value, an impairment loss is recognized in an amount equal to that excess. The fair value of an indefinite-lived intangible asset is determined based on the nature of the underlying asset.

The Company's only indefinite-lived intangible asset is the ADT trade name. The fair value of the ADT trade name is determined under a relief from royalty method, which is an income approach that estimates the cost savings that accrue to the Company that it would otherwise have to pay in the form of royalties or license fees on revenue earned through the use of the asset. The utilization of the relief from royalty method requires the Company to make significant assumptions including revenue growth rates, the implied royalty rate, and the discount rate.

As of October 1, 2023, the Company quantitatively tested the ADT trade name for impairment. Based on the results of the October 1, 2023 test, the Company did not record any impairment losses associated with the ADT trade name, and the estimated fair value of the trade name substantially exceeded its carrying amount.

During 2022 and 2021, the Company did not record any impairment losses on its indefinite lived intangible assets.

Definite-Lived Intangible Asset Impairment

Definite-lived intangible asset impairments were not material during 2023 and 2022.

During the first quarter of 2021, the Company recognized $18 million in impairment losses on its other definite-lived intangible assets primarily due to lower than expected benefits from the Cell Bounce developed technology intangible asset, which is included in the CSB segment, as a result of the worldwide shortages for certain electronic components at that time. The fair value was determined using an income-based approach, and the loss is reflected in merger, restructuring, integration, and other.

8.   DEBT

The Company's debt is comprised of the following *(in thousands)*:

Debt Description	Issued	Maturity	Interest Rate[1]	Interest Payable	Balance as of December 31, 2023	Balance as of December 31, 2022
First Lien Term Loan due 2026	9/23/2019	9/23/2026	Term SOFR +2.75%	Quarterly	$ —	$ 2,730,269
First Lien Term Loan B due 2030	10/13/2023	10/13/2030	Term SOFR +2.50%	Quarterly	1,375,000	—
Term Loan A Facility	3/14/2023	3/14/2028	Term SOFR +2.25%	Quarterly	625,625	—
Second Lien Notes due 2028	1/28/2020	1/15/2028	6.250%	1/15 and 7/15	1,300,000	1,300,000
First Lien Notes due 2024	4/4/2019	4/15/2024	5.250%	2/15 and 8/15	99,999	750,000
First Lien Notes due 2026	4/4/2019	4/15/2026	5.750%	3/15 and 9/15	1,350,000	1,350,000
First Lien Notes due 2027	8/20/2020	8/31/2027	3.375%	6/15 and 12/15	1,000,000	1,000,000
First Lien Notes due 2029	7/29/2021	8/1/2029	4.125%	2/1 and 8/1	1,000,000	1,000,000
ADT Notes due 2023	1/14/2013	6/15/2023	4.125%	6/15 and 12/15	—	700,000
ADT Notes due 2032	5/2/2016	7/15/2032	4.875%	1/15 and 7/15	728,016	728,016
ADT Notes due 2042	7/5/2012	7/15/2042	4.875%	1/15 and 7/15	21,896	21,896
2020 Receivables Facility[2]	3/5/2020	11/20/2028	Various	Monthly	436,004	354,741
Other debt[3]					751	2,446
Total debt principal, excluding finance leases					7,937,291	9,937,368
Plus: Finance lease obligations[4]					87,161	70,643
Less: Unamortized debt discount, net					(15,005)	(13,415)
Less: Unamortized deferred financing costs					(39,620)	(50,896)
Less: Unamortized purchase accounting fair value adjustment and other					(125,866)	(139,357)
Total debt					7,843,961	9,804,343
Less: Current maturities of long-term debt, net of unamortized debt discount					(320,612)	(857,624)
Long-term debt					$ 7,523,349	$ 8,946,719

_____

(1) Interest rate as of December 31, 2023. In June 2023, the Secured Overnight Financing Rate ("SOFR") replaced the forward London Interbank Offered Rate ("LIBOR") as the applicable benchmark rate for all applicable existing and future issuances of the Company's debt instruments with a variable rate component. Interest on the 2020 Receivables Facility is primarily based on SOFR +0.95% and Cost of Funds ("COF") +0.85%.

(2) Maturity date for the 2020 Receivables Facility represents the final maturity of date of current loans borrowed under the facility.

(3) Other debt primarily consists of vehicle loans at various interest rates and maturities.

(4) Refer to Note 15 "Leases" for additional information regarding the Company's finance leases.

First Lien Credit Agreement

The Company's first lien credit agreement dated as of July 1, 2015 (together with subsequent amendments and restatements, the "First Lien Credit Agreement") includes a term loan facility and the First Lien Revolving Credit Facility. Prime Security Services Holdings, LLC ("Holdings"), a Delaware limited liability company and a wholly owned indirect subsidiary of the Company, Prime Security Services Borrower, LLC ("Prime Borrower"), a Delaware limited liability company and a wholly owned direct subsidiary of Holdings, and The ADT Corporation, a Delaware corporation and a wholly owned direct subsidiary of Prime Borrower (together with Prime Borrower, the "Borrowers"), are parties to the First Lien Credit Agreement as holdings and borrowers respectively.

In October 2023, the Company redeemed approximately $1.3 billion of the existing term loan facility (the "First Lien Term Loan due 2026") using net proceeds from the Commercial Divestiture.

In addition, in October 2023, the Company refinanced the remaining outstanding balance of the First Lien Term Loan due 2026 with a new $1,375 million 7-year term loan B due 2030 (the "First Lien Term Loan B due 2030").

The First Lien Term Loan B due 2030 requires scheduled quarterly amortization payments, commencing on March 31, 2024, equal to 0.25% of the original principal amount of the First Lien Term Loan B due 2030, with the remaining balance payable at maturity. The Borrowers may make voluntary prepayments on the First Lien Term Loan B due 2030 at any time prior to maturity at par, subject to a 1.00% prepayment premium in the event of certain specified refinancing events at any time during the first six months after the Closing Date.

Additionally, the Borrowers are required to make annual prepayments on the outstanding First Lien Term Loan due 2030 with a percentage of the Company's excess cash flow, as defined in the First Lien Credit Agreement, if the excess cash flow exceeds a certain specified threshold. As of December 31, 2023, the Borrowers were not required to make an annual prepayment based on the Company's excess cash flow.

The First Lien Term Loan B due 2030 bears interest at a rate equal to, at the Prime Borrower's option, either (a) a term SOFR rate ("Term SOFR") with a floor of zero or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50% per annum, (ii) the rate of interest per annum last quoted by The Wall Street Journal as the "Prime Rate" in the United States and (iii) the one-month adjusted term SOFR plus 1.00% per annum ("Base Rate"), in each case, plus an applicable margin of 2.50% per annum for Term SOFR loans and 1.50% per annum for Base Rate loans. Prime Borrower has elected the Term SOFR alternative to apply to borrowings of the First Lien Term Loan B due 2030.

The First Lien Term Loan due 2026 had an interest rate calculated as, at Prime Borrower's option, either (a) SOFR determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs ("Adjusted SOFR") with a floor of 0.75% or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50% per annum; (ii) the prime rate published by The Wall Street Journal; and (iii) one-month adjusted SOFR plus 1.00% per annum ("Base Rate"), in each case, plus the applicable margin of 2.75% for Adjusted SOFR loans and 1.75% for Base Rate loans and is payable on each interest payment date, at least quarterly, in arrears.

The applicable margin for borrowings under the First Lien Revolving Credit Facility is 2.75% for Term SOFR loans (subject to a credit spread adjustment) and 1.75% for Base Rate loans, in each case, subject to adjustment pursuant to a leverage-based pricing grid. In addition, the Borrowers are required to pay a commitment fee between 0.375% and 0.50% (determined based on a net first lien leverage ratio) with respect to the unused commitments under the First Lien Revolving Credit Facility.

Indebtedness incurred under the First Lien Credit Agreement is guaranteed, jointly and severally, on a senior secured first-priority basis, by substantially all of Prime Borrower's wholly owned material domestic subsidiaries, and by Prime Borrower's direct parent on a limited recourse basis, and is secured by a pledge of Prime Borrower's capital stock directly held by its direct parent and by first-priority security interests in substantially all of the assets of Prime Borrower and the subsidiary guarantors, in each case, subject to certain permitted liens and exceptions.

Significant amendments and restatements related to the First Lien Credit Agreement during the periods presented were as follows:

- *January 2021:* Refinanced the First Lien Term Loan due 2026, which reduced the applicable margin for Adjusted LIBOR loans from 3.25% to 2.75% and reduced the floor from 1.00% to 0.75%, as well as reinstated quarterly principal payments.

- *July 2021:* Extended the maturity date of the First Lien Revolving Credit Facility to June 23, 2026, subject to certain conditions, and obtained an additional $175 million of commitments.

- *October 2023:* Refinanced the remaining outstanding balance of the First Lien Term Loan due 2026 with the First Lien Term Loan B due 2030. Both the proceeds and repayments of long-term debt on the Consolidated Statements of Cash Flows include the impact of $230 million from the refinancing.

First Lien Revolving Credit Facility

Borrowings and repayments under the First Lien Revolving Credit Facility during the periods presented were as follows:

- *2023:* There were no borrowings or repayments.

- *2022:* The Company borrowed $550 million and repaid $575 million.

- *2021:* The Company borrowed $185 million and repaid $160 million in connection with the ADT Solar Acquisition.

As of December 31, 2023, the Company had $575 million in available borrowing capacity under the First Lien Revolving Credit Facility.

Term Loan A Facility

On March 14, 2023, Holdings, Prime Borrower, and The ADT Corporation (Prime Borrower and The ADT Corporation in such capacity, the "Term Loan A Borrowers"), entered into a term loan credit agreement (the "Term Loan A Credit Agreement") with Barclays Bank PLC, as administrative agent, and the lenders party thereto, pursuant to which such lenders provided the Term Loan A Borrowers with an aggregate principal amount of $600 million of term loans (the "Closing Date Term Loan A Loans") under a senior secured term loan A facility (the "Term Loan A Facility"). The Company used the proceeds from the Closing Date Term Loan A Loans to redeem $600 million outstanding principal amount of the Company's 4.125% senior notes due June 15, 2023 (the "ADT Notes due 2023").

Also on March 14, 2023, Holdings, the Term Loan A Borrowers, the subsidiary loan parties thereto, Barclays Bank PLC, and the lender party thereto entered into an amendment to the Term Loan A Credit Agreement, pursuant to which the lender party thereto agreed, at the option of the Term Loan A Borrowers and subject to the satisfaction or waiver of customary conditions, to provide the Term Loan A Borrowers with an aggregate principal amount of $50 million of incremental term loans (the "Incremental Term Loan A Loans") under the Term Loan A Facility on or before the scheduled maturity date of the ADT Notes due 2023. On June 15, 2023, the Company borrowed the Incremental Term Loan A Loans and used the proceeds to complete the redemption of $50 million of the ADT Notes due 2023. The Incremental Term Loan A Loans have the same terms as, and constitute one class with, the Closing Date Term Loan A Loans.

The Term Loan A Facility has a maturity date of March 14, 2028, subject to a springing maturity of 91 days prior to the maturity date of certain long-term indebtedness of Prime Borrower and its subsidiaries if, on such date, the aggregate principal amount of such indebtedness equals or exceeds $100 million.

The Term Loan A Facility requires scheduled quarterly amortization payments, which commenced on June 30, 2023, equal to 1.25% of the original principal amount of the Term Loan A Facility, with the balance payable at maturity. The Term Loan A Borrowers may make voluntary prepayments on the Term Loan A Facility at any time prior to maturity at par.

Borrowings under the Term Loan A Facility bear interest at a rate equal to, at Prime Borrower's option, either (a) a term SOFR rate plus an adjustment of 0.10% ("Term SOFR") or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50% per annum; (ii) the rate of interest per annum last quoted by The Wall Street Journal as the "Prime Rate" in the U.S., and (iii) the one-month adjusted term SOFR plus 1.00% per annum, in each case, plus an applicable margin of 2.50% per annum for SOFR loans and 1.50% per annum for base rate loans, subject to adjustments based on certain specified net first lien leverage ratios. Prime Borrower has elected the Term SOFR alternative to apply to borrowings under the Term Loan A Facility.

Indebtedness incurred under the Term Loan A Facility is guaranteed, jointly and severally, on a senior secured first-priority basis, by substantially all of Prime Borrower's wholly owned material domestic subsidiaries, and by Prime Borrower's direct parent on a limited recourse basis, and is secured by a pledge of Prime Borrower's capital stock directly held by its direct parent and by first-priority security interests in substantially all of the assets of Prime Borrower and the subsidiary guarantors, in each case subject to certain permitted liens and exceptions.

The Term Loan A Facility is subject to customary mandatory prepayment provisions, covenants, and restrictions, including a financial maintenance covenant requiring the Term Loan A Borrowers to comply as of the last day of each fiscal quarter with a specified maximum consolidated net first lien leverage ratio.

Second Lien Notes due 2028

The Company's 6.250% second-priority senior secured notes due 2028 (the "Second Lien Notes due 2028") are due at maturity, and since January 15, 2023, the Second Lien Notes due 2028 may be redeemed at the Company's option in whole at any time or in part from time to time, at a redemption price equal to 103.125% of the principal amount of the Second Lien Notes due 2028 redeemed and accrued and unpaid interest as of, but excluding, the redemption date. The redemption price decreased to 101.563% as of January 15, 2024 and decreases to 100% on or after January 15, 2025.

The Company's obligations relating to the Second Lien Notes due 2028 are guaranteed, jointly and severally, on a senior secured second-priority basis, by substantially all of the Company's domestic subsidiaries and are secured by second-priority security interests in substantially all of the assets of the Company's domestic subsidiaries, subject to certain permitted liens and exceptions.

Additionally, upon the occurrence of specified change of control events, the Company must offer to repurchase the Second Lien Notes due 2028 at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indenture governing the Second Lien Notes due 2028 also provides for customary events of default.

First Lien Notes due 2024 and First Lien Notes due 2026

The Company's 5.250% first-priority senior secured notes due 2024 (the "First Lien Notes due 2024") and the Company's 5.750% first-priority senior secured notes due 2026 (the "First Lien Notes due 2026") are due at maturity, and may be redeemed, in whole or in part, at any time at a make-whole premium plus accrued and unpaid interest to, but excluding, the redemption date.

The First Lien Notes due 2024 and the First Lien Notes due 2026 are guaranteed, jointly and severally, on a senior secured first-priority basis, by each of the Company's existing and future direct or indirect wholly-owned material domestic subsidiaries that guarantee the First Lien Credit Agreement.

Upon the occurrence of specified change of control events, the Company must offer to repurchase the notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indentures governing the First Lien Notes due 2024 and First Lien Notes due 2026 also provide for customary events of default.

Significant activity related to the First Lien Notes due 2024 during the periods presented was as follows:

- *May 2023:* The Company redeemed $150 million principal amount of the outstanding First Lien Notes due 2024 for a redemption price of $150 million, excluding accrued and unpaid interest, using cash on hand.

- *December 2023:* The Company redeemed $500 million principal amount of the outstanding First Lien Notes due 2024 for a redemption price of $500 million, excluding accrued and unpaid interest, using remaining net proceeds from the Commercial Divestiture and cash on hand.

First Lien Notes due 2027

The Company's 3.375% first-priority senior secured notes due 2027 (the "First Lien Notes due 2027") are due at maturity and may be redeemed at the Company's option as follows:

- Prior to August 31, 2026, in whole at any time or in part from time to time, at a make-whole premium plus accrued and unpaid interest, if any, thereon to the redemption date.

- On or after August 31, 2026, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the First Lien Notes due 2027 redeemed plus accrued and unpaid interest, if any, thereon to the redemption date.

The Company's obligations relating to the First Lien Notes due 2027 are guaranteed, jointly and severally, on a senior secured first-priority basis, by each of the Company's domestic subsidiaries that guarantees its First Lien Credit Agreement and by each of the Company's future domestic subsidiaries that guarantees certain of the Company's debt. The First Lien Notes due 2027 and the related guarantees are secured by first-priority security interests in substantially all of the tangible and intangible assets owned by the issuers and each guarantor, subject to certain permitted liens and exceptions.

Upon the occurrence of specified change of control events, the Company must offer to repurchase the notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indenture governing the First Lien Notes due 2027 also provides for customary events of default.

First Lien Notes due 2029

In July 2021, the Company issued $1.0 billion aggregate principal amount of 4.125% first-priority senior secured notes due 2029 (the "First Lien Notes due 2029").

The First Lien Notes due 2029 will mature on August 1, 2029, with semi-annual interest payment dates of February 1 and August 1 of each year, beginning February 1, 2022, and may be redeemed at the Company's option as follows:

- Prior to August 1, 2028, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the First Lien Notes due 2029 to be redeemed and (ii) the sum of the present values of the aggregate principal amount of the First Lien Notes due 2029 to be redeemed and the remaining scheduled interest payments due on any date after the redemption date, to and including August 1, 2028, discounted at an adjusted treasury rate plus 50 basis points, plus, in either case accrued and unpaid interest as of, but excluding, the redemption date.

- On or after August 1, 2028, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the First Lien Notes due 2029 to be redeemed and accrued and unpaid interest as of, but excluding, the redemption date.

The Company's obligations relating to the First Lien Notes due 2029 are guaranteed, jointly and severally, on a senior secured first-priority basis, by substantially all of the Company's subsidiaries and are secured by first-priority security interests in substantially all of the assets of the Company's domestic subsidiaries, subject to certain permitted liens and exceptions.

Upon the occurrence of specified change of control events, the Company may be required to purchase the notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indenture governing the First Lien Notes due 2029 also provides for customary events of default.

ADT Notes

In connection with the ADT Acquisition, the Company entered into supplemental indentures to notes originally issued by The ADT Corporation (collectively, the "ADT Notes") providing for each series of ADT Notes to benefit from (i) guarantees by substantially all of the Company's domestic subsidiaries and (ii) first-priority senior security interests, subject to permitted liens, in substantially all of the existing and future assets of the Company's domestic subsidiaries. As a result, these notes remained outstanding and became obligations of the Company.

The remaining outstanding ADT Notes are due at maturity, and may be redeemed, in whole at any time or in part from time to time, at a redemption price equal to the principal amount of the notes to be redeemed, plus a make-whole premium, plus accrued and unpaid interest as of, but excluding, the redemption date.

Additionally, upon the occurrence of specified change of control events, the Company must offer to repurchase the ADT Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indentures governing the ADT Notes also provide for customary events of default.

Significant activity related to the ADT Notes during the periods presented was as follows:

- *ADT Notes due 2022:* In August 2021, the Company used the proceeds from the First Lien Notes due 2029, along with cash on hand, to (i) redeem all of the $1.0 billion outstanding aggregate principal amount of the Company's 3.50% notes due 2022 (the "ADT Notes due 2022") for approximately $1.0 billion, including the related call premium of $28 million, plus accrued and unpaid interest, and (ii) pay related fees and expenses (the "ADT Notes due 2022 Redemption").

- *ADT Notes due 2023:* In March 2023, the Company used the proceeds from the Closing Date Term Loan A Loans to redeem $600 million outstanding principal amount of the ADT Notes due 2023 for a total redemption price of $600 million, excluding any accrued and unpaid interest. In June 2023, the Company redeemed the remaining outstanding principal amount of $100 million for a total redemption price of $100 million using $50 million of proceeds from the Incremental Term Loan A Loans and the remaining from cash on hand.

2020 Receivables Facility

During March 2020, the Company entered into the 2020 Receivables Facility, as amended, whereby the Company obtains financing by selling or contributing certain retail installment contract receivables to the Company's wholly-owned consolidated bankruptcy-remote special purpose entity ("SPE"). The SPE grants a security interest in those retail installment contract receivables as collateral for cash borrowings under the 2020 Receivables Facility. The SPE borrower under the 2020 Receivables Facility is a separate legal entity with its own creditors who will be entitled, prior to and upon the liquidation of the SPE, to be satisfied out of the SPE's assets prior to any assets of the SPE becoming available to the Company (other than the SPE). Accordingly, the assets of the SPE are not available to pay creditors of the Company (other than the SPE), although collections from the transferred retail installment contract receivables in excess of amounts required to repay amounts then due and payable to the SPE's creditors may be released to the Company and subsequently used by the Company (including to pay other creditors). The SPE's creditors under the 2020 Receivables Facility have legal recourse to the transferred retail installment contract receivables owned by the SPE, and to the Company for certain performance and operational obligations relating to the 2020 Receivables Facility, but do not have any recourse to the Company (other than the SPE) for the payment of principal and interest on the advances under the 2020 Receivables Facility.

Significant amendments to the 2020 Receivables Facility were as follows:

- *March 2021:* Extended the scheduled termination date for the uncommitted revolving period to March 2022, and reduced the spread over LIBOR payable in respect of borrowings thereunder from 1.00% to 0.85%, among other things.

- *July 2021:* The 2020 Receivables Facility was amended into the form of a Receivables Financing Agreement, which continued the uncommitted secured lending arrangement contemplated among the parties and, among other things, provided for certain revisions to funding, prepayment, reporting, and other provisions in preparation for a potential future syndication of the advances made under the 2020 Receivables Facility.

- *October 2021:* Further amended the documentation governing the 2020 Receivables Facility in connection with the syndication of the advances thereunder to two additional lenders: MUFG Bank, Ltd. and Starbird Funding Corporation (a conduit lender related to BNP Paribas). As part of the amendment, the 2020 Receivables Facility's uncommitted lending limit was increased from $200 million to $400 million, and the scheduled termination date for the 2020 Receivable Facility's uncommitted revolving period was extended from March 2022 to October 2022.

- *May 2022:* Changed the benchmark rate from 1-month LIBOR to Daily SOFR, extended the scheduled termination date for the uncommitted revolving period from October 2022 to May 2023, and amended certain other terms to increase the advance rate on pledged collateral.

- *March 2023:* Increased the borrowing capacity from $400 million to $500 million and extended the uncommitted revolving period from May 2023 to March 2024, among other things.

The Company services the transferred retail installment contract receivables and is responsible for ensuring the related collections are remitted to a segregated bank account in the SPE's name. On a monthly basis, the segregated account is utilized to make required principal, interest, and other payments due under the 2020 Receivables Facility. The segregated account is considered restricted cash.

Proceeds and repayments from the 2020 Receivables Facility are presented on the Consolidated Statements of Cash Flows. During 2021, both the proceeds and repayments from the 2020 Receivables Facility include the non-cash impact of approximately $88 million from the 2020 Receivables Facility amendment in October 2021.

The 2020 Receivables Facility did not have a material impact to the Consolidated Statements of Operations during the periods presented.

As of December 31, 2023, the Company had an uncommitted available borrowing capacity of $64 million under the 2020 Receivables Facility.

Variable Interest Entity

The SPE, as described above, meets the definition of a VIE for which the Company is the primary beneficiary as it has the power to direct the SPE's activities and the obligation to absorb losses or the right to receive benefits of the SPE. As such, the SPE's assets, liabilities, and financial results of operations are consolidated in the Company's consolidated financial statements. As of December 31, 2023 and 2022, the SPE's assets and liabilities primarily consisted of unbilled retail installment contract receivables, net, of $610 million and $506 million, respectively, and borrowings under the 2020 Receivables Facility as presented above.

Solar Receivables Facility

On August 2, 2023, Compass Solar Group, LLC ("Compass") and ADT Solar Finance LLC ("ADT Solar Finance"), each an indirect wholly-owned subsidiary of ADT Inc. entered into a Receivables Financing Agreement with Mizuho Bank, Ltd. (the "Solar Receivables Financing Agreement") to finance receivables generated by the installation of residential solar systems. The Solar Receivables Financing Agreement, among other things, provides for an uncommitted revolving loan facility in the aggregate principal amount of up to $300 million, which loans are secured by substantially all the assets of ADT Solar Finance (the "Solar Receivables Facility"). The Solar Receivables Financing Agreement has an initial revolving period of one year (which may be extended by agreement of the parties) followed by an amortization period of 300 months to maturity where all collections on the receivables during such period will be applied to prepay the loan until reduced to zero, which will occur only if the Solar Receivables Financing Agreement is not mutually extended on a revolving basis. The interest rate under the Solar Receivables Financing Agreement is the sum of (x) term SOFR (plus a credit adjustment spread of 0.1%) plus (y) 1.0% (increased to 3.5% after the termination date) or, with respect to loans funded by a Conduit Lender (as defined in the Solar Receivables Financing Agreement), the sum of (x) the applicable rate set forth in the Receivables Financing Agreement plus (y) 1.0% (increased to 3.5% after the termination date).

In connection with such Solar Receivables Financing Agreement, certain other agreements relating to the transaction were entered into, including ADT Solar Finance's limited liability company agreement; a Receivables Sale Agreement between Compass and ADT Solar Finance, pursuant to which Compass sells such receivables from time to time to ADT Solar Finance; a Performance Support Agreement entered into by ADT Inc., pursuant to which ADT Inc. guaranteed certain obligations under the Solar Receivables Financing Agreement; and related transaction documents and certain account control agreements and security agreements.

As of December 31, 2023, we have not borrowed any amounts under the Solar Receivables Facility.

Debt Covenants

Our credit agreements and indentures associated with the borrowings above contain certain covenants and restrictions that limit the Company's ability to, among other things: (a) incur additional debt or issue certain preferred equity interests; (b) create liens on certain assets; (c) make certain loans or investments (including acquisitions); (d) pay dividends on or make distributions in respect of the capital stock or make other restricted payments; (e) consolidate, merge, sell, or otherwise dispose of all or substantially all of the Company's assets; (f) sell assets; (g) enter into certain transactions with affiliates; (h) enter into sale-leaseback transactions; (i) restrict dividends from the Company's subsidiaries or restrict liens; (j) change the Company's fiscal year; and (k) modify the terms of certain debt or organizational agreements.

Our credit agreements and indentures associated with the borrowings above also provide for customary events of default.

The Company is subject to a springing financial maintenance covenant under the First Lien Credit Agreement, which requires the Company to not exceed a specified first lien leverage ratio at the end of each fiscal quarter if the testing conditions are satisfied. The covenant is tested if the outstanding loans under the First Lien Revolving Credit Facility, subject to certain exceptions, exceed 30% of the total commitments under the First Lien Revolving Credit Facility as of the last day of any fiscal quarter.

The Company is subject to a financial maintenance covenant under the Term Loan A Credit Agreement requiring the Term Loan A Borrowers to comply as of the last day of each fiscal quarter with a specified maximum consolidated net first lien leverage ratio.

As of December 31, 2023, we were in compliance with all financial covenant and other maintenance tests for all our debt obligations.

Loss on Extinguishment of Debt

Loss on extinguishment of debt includes the payment of call and redemption premiums, the write-off of unamortized deferred financing costs and discounts, and certain other expenses associated with extinguishment of debt. During the periods presented, loss on extinguishment of debt was as follows:

- **2023:** Totaled $17 million and was primarily due to the write-off of unamortized discount and debt issuance costs associated with the partial redemption of the First Lien Term Loan due 2026 and the refinancing of the First Lien Term Loan due 2026.

- **2022:** Loss on extinguishment of debt was not material.

- **2021:** Totaled $37 million and was primarily due to the call premium and write-off of unamortized fair value adjustments in connection with the ADT Notes due 2022 Redemption.

Additional fees and other costs associated with financing transactions were not material during 2023, 2022, or 2021.

Other

As of December 31, 2023, the aggregate annual maturities of debt, excluding finance leases, were as follows:

(in thousands)	2024	2025	2026	2027	2028	Thereafter	Total
Debt principal	$ 286,678	$ 113,375	$ 2,862,193	$ 1,107,818	$ 1,817,288	$ 1,749,939	$ 7,937,291

Interest expense (excluding interest income) on the Company's debt, including finance leases, and interest rate swap contracts presented within interest expense, net, was $588 million, $278 million, and $457 million during 2023, 2022, and 2021, respectively. Interest expense presented in other income (expense) was not material during 2023.

9.   DERIVATIVE FINANCIAL INSTRUMENTS

The Company's derivative financial instruments primarily consist of SOFR-based interest rate swap contracts, which were entered into with the objective of managing exposure to variability in interest rates on the Company's debt and interest rate swaps. All interest rate swap contracts are reported in the Consolidated Balance Sheets at fair value.

For interest rate swap contracts that are:

- **Not designated as cash flow hedges:** Unrealized gains and losses are recognized in interest expense, net, and other income (expense) depending on the nature of the underlying that the swaps are economically hedging.

- **Designated as cash flow hedges:** Unrealized gains and losses are recognized as a component of accumulated other comprehensive income (loss) ("AOCI") and are reclassified into interest expense, net, in the same period in which the related interest on debt affects earnings.

For interest rate swap contracts that have been de-designated as cash flow hedges and for which forecasted cash flows are:

- **Probable or reasonably possible of occurring:** Unrealized gains and losses previously recognized as a component of AOCI are reclassified into interest expense, net, in the same period in which the related interest on variable-rate debt affects earnings through the original maturity date of the related interest rate swap contracts.

- **Probable of not occurring:** Unrealized gains and losses previously recognized as a component of AOCI are immediately reclassified into interest expense, net.

The cash flows associated with interest rate swap contracts that contain an other-than-insignificant financing element at inception are reflected as cash flows from financing activities.

The cash flows associated with interest rate swap contracts that were entered into with the intention of offsetting the economic overhedged position of a portion of our existing interest rate swaps are reflected as cash flows from investing activities. As these swaps were executed during December, there were no payments during 2023.

Interest Rate Swaps:

In October 2019, and in connection with the refinancing of variable-rate debt under the First Lien Credit Agreement in September 2019, the Company terminated interest rate swap contracts with an aggregate notional amount of $3.8 billion, of which $2.8 billion were designated as cash flow hedges, and concurrently entered into new LIBOR-based interest rate swap contracts, which were, at the time, designated as cash flow hedges, with an aggregate notional amount of $2.8 billion and maturity of September 2026. Additionally, the new interest rate swap terms represented a blend of the current interest rate environment and the unfavorable positions of the terminated interest rate swap contracts, which resulted in an other-than-insignificant financing element at inception of the new cash flow hedges due to off-market terms.

Beginning in March 2020, the Company's interest rate swap contracts previously designated as cash flow hedges were no longer highly effective as a result of changes in the interest rate environment. Accordingly, the Company de-designated the cash flow hedges, and the unrealized gains and losses for the period in which these cash flow hedges were no longer highly effective were recognized in interest expense, net. Unrealized losses previously recognized as a component of AOCI prior to de-designation are being reclassified into interest expense, net, in the same period in which the related interest on variable-rate debt affects earnings through the maturity dates of the interest rate swap contracts, as the forecasted cash flows are probable or reasonably possible of occurring.

During 2023, the Company recorded $25 million to interest expense, net associated with the reclassification from AOCI of historical losses related to the de-designated interest rate swaps for which the cash flows were probable of not occurring as a result of the partial redemption of the Company's First Lien Term Loan due 2026.

As of December 31, 2023, AOCI associated with previously designated cash flow hedges that is estimated to be reclassified to interest expense, net, within the next twelve months is not material.

In March and April 2023, the Company entered into floating-to-fixed interest rate swaps with an aggregate notional amount of $300 million to partially hedge the Term Loan A Facility.

In December 2023, the Company entered into interest rate swaps with an aggregate notional amount of $700 million to offset the excess notional interest rate swaps as a result of the partial redemption of the First Lien Term Loan due 2026. The changes in fair value associated with these swaps and the excess swaps are reflected in other income (expense).

The Company's interest rate swaps consist of the following:

(in thousands)			December 31,	
Execution	**Maturity**	**Designation**	**2023**	**2022**
October 2019	September 2026	Not designated	$ 2,800,000	$ 2,800,000
March 2023	March 2028	Not designated	100,000	—
April 2023	March 2028	Not designated	200,000	—
December 2023	September 2026	Not designated	700,000	—
Total notional amount			$ 3,800,000	$ 2,800,000

Fair Value of Interest Rate Swaps:

	December 31,	
Balance Sheet Classification *(in thousands)*	**2023**	**2022**
Prepaid expenses and other current assets	$ 74,974	$ 78,110
Other assets	$ 76,493	$ 105,405
Accrued expenses and other current liabilities	$ 5,312	$ —
Other liabilities	$ 1,325	$ —

Unrealized Gain (Loss) on Interest Rate Swaps:

			Years Ended December 31,			
Statement of Operations Classification *(in thousands)*		**2023**		**2022**		**2021**
Interest expense, net	$	(22,174)	$	301,851	$	157,505
Other income (expense)	$	(16,511)	$	—	$	—

Changes in and Reclassifications out of AOCI:

(in thousands)		**Cash Flow Hedges**
Balance as of December 31, 2020	$	(117,501)
Pre-tax current period change		60,948
Income tax benefit (expense)		(14,714)
Balance as of December 31, 2021		(71,267)
Pre-tax current period change		33,946
Income tax benefit (expense)		(8,192)
Balance as of December 31, 2022		(45,513)
Pre-tax current period change		42,295
Income tax benefit (expense)		(10,166)
Balance as of December 31, 2023	$	(13,383)

10.   INCOME TAXES

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the temporary differences between the recognition of revenue and expenses for income tax and financial reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. The Company records the effect of a tax rate or law change on the Company's deferred tax assets and liabilities in the period of enactment.

The amounts and related disclosures below are based on the continuing operations of the Company.

Components of Income Before Taxes

			Years Ended December 31,			
(in thousands)		**2023**		**2022**		**2021**
United States	$	(69,539)	$	146,434	$	(478,148)
Foreign		3,012		2,712		2,314
Income (loss) from continuing operations before income taxes and equity in net earnings (losses) of equity method investee	$	(66,527)	$	149,146	$	(475,834)

Components of Income Tax Benefit (Expense)

		Years Ended December 31,		
(in thousands)		**2023**	**2022**	**2021**
Current:				
Federal	$	(358) $	(184) $	(174)
State		(23,434)	(23,906)	(9,740)
Foreign		(923)	(691)	(570)
Current income tax benefit (expense)		(24,715)	(24,781)	(10,484)
Deferred:				
Federal		(1,558)	(35,720)	98,880
State		21,883	23,222	43,487
Foreign		(195)	(403)	(226)
Deferred income tax benefit (expense)		20,130	(12,901)	142,141
Income tax benefit (expense)	$	(4,585) $	(37,682) $	131,657

Effective Tax Rate Reconciliation

Reconciliations between the actual effective tax rate on continuing operations and the statutory U.S. federal income tax rate were as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
Statutory federal tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefits	(9.4)%	6.8 %	2.7 %
Non-U.S. tax	(2.0)%	0.8 %	(0.2)%
Non-deductible and non-taxable charges[1]	(9.5)%	13.3 %	0.4 %
Valuation allowance	— %	(1.6)%	0.5 %
Unrecognized tax benefits	8.7 %	(6.1)%	— %
Share-based compensation	0.2 %	(1.7)%	0.6 %
Non-deductible goodwill on dispositions	(5.9)%	— %	— %
Federal credits	5.6 %	(8.0)%	— %
Acquisitions and dispositions	8.0 %	(0.5)%	1.2 %
Legislative changes	(5.1)%	(5.7)%	0.8 %
Non-deductible goodwill impairment	(22.8)%	4.0 %	— %
Prior year return adjustments	5.2 %	2.9 %	0.3 %
Other	(0.9)%	0.1 %	0.4 %
Effective tax rate	(6.9)%	25.3 %	27.7 %

_____
(1) During 2022, primarily represents the impact related to the fair value adjustment of the Forward Contract.

Deferred Tax Assets and Deferred Tax Liabilities

The components of the Company's net deferred tax assets (liabilities) were as follows:

		December 31,		
(in thousands)		2023		2022
Deferred tax assets:				
Accrued liabilities and reserves	$	90,351	$	117,488
Tax loss and credit carryforwards		132,230		468,209
Disallowed interest carryforward		150,492		185,080
Deferred revenue		225,499		187,766
Other		113,095		95,008
Total deferred tax assets		711,667		1,053,551
Valuation allowance		(12,264)		(57,715)
Deferred tax assets, net of valuation allowance	$	699,403	$	995,836
Deferred tax liabilities:				
Subscriber system assets	$	(761,203)	$	(766,067)
Intangible assets		(893,292)		(1,023,895)
Other		(71,196)		(97,772)
Total deferred tax liabilities		(1,725,691)		(1,887,734)
Net deferred tax assets (liabilities)	$	(1,026,288)	$	(891,898)

The valuation allowance for deferred tax assets relates to the uncertainty of the utilization of certain U.S. federal and state deferred tax assets. In evaluating the Company's ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, which includes its past operating results, the existence of cumulative losses in the most recent years, and its forecast of future taxable income. In estimating future taxable income, the Company develops assumptions related to the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage its underlying businesses. The Company believes that it is more-likely-than-not that it will generate sufficient future taxable income to realize its deferred tax assets, net of valuation allowance.

The changes in the valuation allowance for deferred tax assets were as follows:

		Years Ended December 31,				
(in thousands)		2023		2022		2021
Beginning balance	$	(57,715)	$	(60,157)	$	(68,013)
Income tax benefit (expense)[1]		43,277		2,428		2,378
Write-offs and other		2,174		14		5,478
Ending balance	$	(12,264)	$	(57,715)	$	(60,157)

_____
(1)   During 2023, the change is primarily related to the utilization of capital loss carryforwards against which a valuation allowance was previously recorded. The utilization is attributable to capital gains generated in connection with the Commercial Divestiture.

As of December 31, 2023, the Company had approximately $242 million of U.S. federal net operating loss ("NOL") carryforwards with expiration periods between 2036 and 2042. Although future utilization will depend on the Company's actual profitability and the result of income tax audits, the Company anticipates that the majority of its U.S federal NOL carryforwards will be fully utilized prior to expiration. Most of the Company's U.S. federal NOL carryforwards are subject to limitation due to "ownership changes," which have occurred under Internal Revenue Code ("IRC") Section 382. The Company does not, however, expect that this limitation will impact its ability to utilize the U.S. federal NOL carryforwards.

As of December 31, 2023, the Company's valuation allowance for deferred tax assets was primarily related to capital loss carryforwards in Canada primarily generated in connection with the sale of ADT Canada during 2019.

The Tax Cuts and Jobs Act of 2017 introduced IRC Section 163(j), which limits the deductibility of interest expense and allows for the excess to be carried forward indefinitely. As of December 31, 2023, the Company has not recorded a valuation allowance against the disallowed interest carryforward as the Company believes it has sufficient sources of future taxable income to realize the related tax benefit.

Unrecognized Tax Benefits

The Company recognizes positions taken or expected to be taken in a tax return in the consolidated financial statements when it is more-likely-than-not (i.e., a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit with greater than 50% likelihood of being realized upon ultimate settlement. The Company records liabilities for positions that have been taken but do not meet the more-likely-than-not recognition threshold. The Company adjusts the liabilities for unrecognized tax benefits in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a change to the estimated liabilities. The Company includes interest and penalties associated with unrecognized tax benefits as income tax expense and as a component of the recorded balance of unrecognized tax benefits, which is reflected in other liabilities, or net of related tax loss carryforwards in the Consolidated Balance Sheets. Interest and penalties associated with unrecognized tax benefits were not material to the Company's consolidated financial statements for the periods presented.

The following is a roll-forward of unrecognized tax benefits:

		Years Ended December 31,				
(in thousands)		2023		2022		2021
Beginning balance	$	56,177	$	66,221	$	65,990
Gross increase related to prior year tax positions		517		5,063		373
Decreases related to lapse of statute of limitation		(7,871)		(15,107)		(142)
Ending balance	$	48,823	$	56,177	$	66,221

The Company's unrecognized tax benefits relate to tax years that are subject to audit by the taxing authorities in the U.S. federal, state and local, and foreign jurisdictions. Based on the current tax statutes and status of its income tax audits, the Company expects approximately $29 million of its unrecognized tax benefits to be resolved in the next twelve months.

Open Tax Years by Jurisdiction

Jurisdiction	Years Open to Audit
Federal	2020 - 2022
State	2017 - 2022
Canada	2019 - 2022

The Company files a consolidated return for its U.S. entities and separate returns for each Canadian entity. These income tax returns are subject to audit by the taxing authorities that may culminate in proposed assessments which may ultimately result in a change to the estimated income taxes.

Federal Tax Legislation

Tax Cuts and Jobs Act - Certain changes to U.S. federal tax law included in the Tax Cuts and Jobs Act of 2017 had a delayed effective date and have taken effect for 2022. Under IRC Section 163(j), the limitation on net business interest expense deductions will no longer be increased by deductions for depreciation, amortization, or depletion. Under IRC Section 174, specified research and experimentation expenditures must now be capitalized and amortized.

Inflation Reduction Act - The Inflation Reduction Act (the "IRA") was signed into law in August 2022. The IRA, among other provisions, implements (i) a 15% corporate alternative minimum tax ("CAMT") on book income of corporations whose average annual adjusted financial statement income during the most recently-completed three-year period exceeds $1.0 billion, (ii) a 1% excise tax on net stock repurchases, and (iii) several tax incentives to promote clean energy including an extension of the investment tax credit. Both the CAMT and the excise tax provisions are effective for tax years beginning after December 31, 2022, and as of December 31, 2023, the Company does not anticipate any material impact.

11. EQUITY

Common Stock and Class B Common Stock

During September 2020, the Company amended its articles of incorporation to authorize the issuance of 100,000,000 shares of Class B common stock, par value of $0.01 per share ("Class B Common Stock"), as well as to increase the number of authorized shares of preferred stock, par value of $0.01 per share, to 1,000,000.

In September 2020, the Company issued and sold 54,744,525 shares of Class B Common Stock for an aggregate purchase price of $450 million to Google LLC ("Google") in a private placement pursuant to a securities purchase agreement dated July 31, 2020 (the "Securities Purchase Agreement").

Accordingly, the Company has two classes of common stock, Common Stock and Class B Common Stock, both of which entitle stockholders to one vote for each share of common stock.

Each share of Class B Common Stock has equal status and rights to dividends as a share of Common Stock. The holders of Class B Common Stock have one vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders are entitled to vote generally; provided, however, that holders of Class B Common Stock, as such, are not entitled to vote on the election, appointment, or removal of directors of the Company. Additionally, each share of Class B Common Stock will immediately become convertible into one share of Common Stock, at the option of the holder thereof, at any time following the earlier of (i) the expiration or early termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Clearance"), required prior to such holder's conversion of all such shares of Class B Common Stock, or (ii) to the extent HSR Clearance is not required prior to such holder's conversion of such shares of Class B Common Stock, the date that such holder owns such shares of Class B Common Stock.

Google Investor Rights Agreement

In connection with the issuance of the Class B Common Stock, the Company and Google entered into an Investor Rights Agreement (the "Google Investor Rights Agreement"), pursuant to which Google agreed to be bound by customary transfer restrictions and drag-along rights, and be afforded customary registration rights with respect to shares of Class B Common Stock held directly by Google. Under the terms of the Google Investor Rights Agreement, Google was prohibited, subject to certain exceptions, from transferring any shares of Class B Common Stock or any shares of Common Stock issuable upon conversion of the Class B Common Stock beneficially owned by Google through September 2023, or earlier if certain conditions occurred (the "Google Lock-up Period").

In December 2023, the Company and Google amended the Google Investor Rights Agreement to extend the Google Lock-up Period through June 2025, or earlier if (i) the Google Commercial Agreement (as defined in Note 14 "Commitments and Contingencies") has been terminated under certain specified circumstances or (ii) the Google Cloud Master Agreement (as defined in Note 14 "Commitments and Contingencies") has been validly terminated for any reason other than Google's uncured material breach.

Issuances of Common Stock

During the periods presented, issuances of Common Stock other than as related to the exercise or vesting of share-based compensation awards includes:

- *October 2022*: The Company issued approximately 133 million shares of Common Stock for an aggregate purchase price of $1.2 billion as part of the State Farm Strategic Investment (as defined below).

- *June 2022*: The Company issued approximately 2 million shares of Common Stock as consideration for a business acquisition.

- *December 2021*: The Company issued approximately 70 million shares of Common Stock with a fair value of $529 million in connection with the ADT Solar Acquisition. Additionally, throughout 2022, the Company issued the Delayed Shares in connection with the ADT Solar Acquisition as discussed in Note 4 "Acquisitions."

State Farm Transaction

State Farm Strategic Investment

On September 5, 2022, the Company entered into a securities purchase agreement (the "State Farm Securities Purchase Agreement") with State Farm, pursuant to which the Company agreed to issue and sell in a private placement to State Farm 133 million shares of the Company's Common Stock (the "State Farm Shares") at a per share price of $9.00 for an aggregate purchase price of $1.2 billion (the "State Farm Strategic Investment").

On September 12, 2022, in connection with the State Farm Strategic Investment, the Company commenced a tender offer to purchase up to 133 million shares of the Company's Common Stock (including shares issued upon conversion of shares of Class B Common Stock) (the "Tender Shares") at a price of $9.00 per share (the "Tender Offer") using proceeds from the State Farm Strategic Investment.

The State Farm Strategic Investment closed on October 13, 2022 (the "Closing"), and the Company issued and sold the State Farm Shares at a price of $9.00 per share.

After giving effect to the State Farm Strategic Investment and the Tender Offer, State Farm owned approximately 15% of the Company's issued and outstanding Common Stock (assuming conversion of Class B Common Stock), and as a result, became a related party at the Closing.

Tender Offer

Concurrently with the execution of the State Farm Securities Purchase Agreement, (i) Apollo delivered to the Company a Tender and Support Agreement, pursuant to which Apollo agreed to collectively tender (and not withdraw) no fewer than 133 million shares of Common Stock in the Tender Offer (the "Apollo Support Agreement"), and (ii) Google delivered to the Company a Support Agreement, pursuant to which Google agreed to not convert and tender any of its shares of Class B Common Stock.

The Tender Offer expired on October 20, 2022. On October 26, 2022, the Company used proceeds from the State Farm Strategic Investment to repurchase an aggregate of 133 million shares of the Company's Common Stock at a purchase price of $9.00 per share for an aggregate purchase price of $1.2 billion, excluding fees and expenses, subject to the terms and conditions described in the Offer to Purchase dated September 12, 2022 (as amended from time to time, the "Offer to Purchase"). The Tender Shares were subject to the "odd lot" priority and proration provisions described in the Offer to Purchase as the Tender Offer was substantially over-subscribed. No shares of Class B Common Stock were converted and tendered in the Tender Offer.

The Tender Offer was considered a contingent forward purchase contract (the "Forward Contract"), which was recorded at fair value in the Consolidated Balance Sheet. The fair value of the Forward Contract was estimated as the difference between the present value of the cash consideration to be paid and the value of the Company's Common Stock to be tendered. At the commencement of the Tender Offer, the Company recorded a liability and a reduction to additional paid in capital of $42 million. During 2022, the change in fair value recognized in other income (expense) was a net loss of $63 million. Fees associated with the Tender Offer were not material.

State Farm Investor Rights Agreement

At the Closing, the Company and State Farm entered into an Investor Rights Agreement (the "State Farm Investor Rights Agreement"), pursuant to which the Board of Directors of the Company increased its size by one director and appointed a designee of State Farm as a member of the Board of Directors.

Pursuant to the terms of the State Farm Investor Rights Agreement, State Farm will also be bound by customary transfer and standstill restrictions and drag-along rights, and be afforded customary registration rights with respect to the State Farm Shares. In particular, State Farm (a) will be prohibited, subject to certain customary exceptions, from transferring any of the State Farm Shares until the earlier of (i) the three-year anniversary of the Closing and (ii) the date on which the development agreement with State Farm (the "State Farm Development Agreement") has been validly terminated, other than in the event of termination by the Company for a material breach thereof by State Farm, and (b) will be subject to certain standstill restrictions, including that State Farm will be restricted from acquiring additional equity securities of the Company if such acquisition would result in State Farm (and its affiliates) acquiring beneficial ownership in excess of 18% of the issued and outstanding Common Stock, taking into account on an as-converted basis the issued and outstanding Class B Common Stock, until five days after the date that no designee of State Farm serves on the Board of Directors and State Farm has no rights (or has irrevocably waived its right) to nominate a designee to the Board of Directors. Notwithstanding the standstill restrictions described above, State Farm will not be restricted from acquiring shares of Common Stock or other equity securities of the Company from Prime Security Services TopCo Parent, L.P. and its affiliates so long as State Farm and its affiliates would not, subject to certain exceptions, beneficially own in excess of 25% of the issued and outstanding Common Stock, taking into account on an as-converted basis the issued and outstanding Class B Common Stock, as a result of such acquisition.

In addition, under the terms of the State Farm Investor Rights Agreement, in the event that the Company proposes to issue and sell shares of Common Stock, Class B Common Stock, or other equity securities of the Company to certain homeowners' insurance and reinsurance companies, State Farm will have a right of first refusal with respect to such proposed issuance and sale on the same terms and conditions (the "ROFR"). The ROFR will terminate upon the earliest to occur of (i) State Farm and its permitted transferees no longer collectively owning shares of Common Stock equal to at least 50% of the State Farm Shares; (ii) the termination of the State Farm Development Agreement by the Company for a material breach by State Farm; and (iii) to the extent that the State Farm Development Agreement does not remain in effect on such date, the five (5) year anniversary of the Closing.

State Farm Development Agreement

At the Closing, the Company, ADT LLC (an indirect wholly owned subsidiary of the Company), and State Farm entered into the State Farm Development Agreement pursuant to which State Farm committed up to $300 million to an Opportunity Fund that will fund certain product and technology innovation, customer growth, and marketing initiatives to be agreed on between State Farm and the Company.

Additionally at the Closing, the Company received $100 million of the Opportunity Fund, which will be restricted until such time as the Company uses the funds in accordance with the State Farm Development Agreement. The Company's use of the funds is also subject to approval by State Farm. The Company recorded the cash received from the Opportunity Fund as restricted cash and a corresponding liability, which is reflected in accrued expenses and other current liabilities as of December 31, 2023.

Refer to Note 17 "Related Party Transactions" or more information on the Opportunity Fund.

Dividends

Stockholders are entitled to receive dividends when, as, and if declared by the Company's Board of Directors out of funds legally available for that purpose.

(in thousands, except per share data)			Common Stock		Class B Common Stock	
Declaration Date	**Record Date**	**Payment Date**	**Per Share**	**Aggregate**	**Per Share**	**Aggregate**
Year Ended December 31, 2023						
2/28/23	3/16/23	4/4/23	$ 0.035	$ 30,342	$ 0.035	$ 1,916
5/2/23	6/15/23	7/6/23	0.035	30,256	0.035	1,916
8/8/23	9/15/23	10/4/23	0.035	30,405	0.035	1,916
11/2/23	12/14/23	1/9/24	0.035	30,358	0.035	1,916
		Total	$ 0.140	$ 121,361	$ 0.140	$ 7,664
Year Ended December 31, 2022						
3/1/22	3/17/22	4/4/22	$ 0.035	$ 29,842	$ 0.035	$ 1,916
5/5/22	6/16/22	7/5/22	0.035	30,028	0.035	1,916
8/4/22	9/15/22	10/4/22	0.035	30,112	0.035	1,916
11/3/22	12/15/22	1/4/23	0.035	30,189	0.035	1,916
		Total	$ 0.140	$ 120,171	$ 0.140	$ 7,664

During 2021, the Company declared aggregate dividends of $0.14 per share on Common Stock ($111 million) and $0.14 per share on Class B Common Stock ($8 million).

Subsequent Event - On January 24, 2024, the Company announced a dividend of $0.055 per share to holders of Common Stock and Class B Common Stock of record on March 14, 2024, which will be distributed on or about April 4, 2024.

Accumulated Other Comprehensive Income (Loss)

Refer to Note 9 "Derivative Financial Instruments" for AOCI reclassifications associated with cash flow hedges. Other changes in AOCI, which primarily relate to the Company's defined benefit pension plans, were not material.

12.   SHARE-BASED COMPENSATION

The Company grants share-based compensation awards to participants under the 2016 Equity Incentive Plan (the "2016 Plan") and the 2018 Omnibus Incentive Plan (the "2018 Plan"). Share-based compensation expense is recognized in the Consolidated Statements of Operations as follows:

(*in thousands*)	Years Ended December 31,		
	2023	**2022**	**2021**
Selling, general, and administrative expenses	$ 39,438	$ 53,497	$ 47,111
Income (loss) from discontinued operations, net of tax	11,699	13,069	14,126
Total share-based compensation expense	$ 51,137	$ 66,566	$ 61,237

The following discussion of the Company's share-based compensation awards includes awards related to continuing and discontinued operations, unless otherwise noted.

2016 Plan

As of December 31, 2023, the Company is authorized to issue no more than approximately 5 million shares of Common Stock by the exercise or vesting of granted awards under the 2016 Plan. The Company does not expect to issue additional awards under the 2016 Plan. Unrecognized share-based compensation expense as of December 31, 2023 and share-based compensation expense for awards granted under the 2016 Plan were not material during the periods presented.

Distributed Shares and Class B Unit Redemption

In connection with the IPO, each holder of Class B awards ("Class B Units"), which were issued to certain participants by Ultimate Parent prior to the IPO, had their entire Class B interest in Ultimate Parent redeemed for the number of shares of the Company's Common Stock (the "Distributed Shares") that would have been distributed to such holder under the terms of Ultimate Parent's operating agreement in a hypothetical liquidation on the date and price of the IPO (the "Class B Unit Redemption").

The Class B Unit Redemption resulted in a modification of the Class B Units, whereby each holder received both vested and unvested Distributed Shares in the same proportion as the holder's vested and unvested Class B Units held immediately prior to the IPO. As a result of the Class B Unit Redemption, holders of Class B Units received a total of 20.6 million shares of the Company's Common Stock, of which 50% were subject to the same vesting conditions under the Class B Unit Service Tranche (the "Distributed Shares Service Tranche"), which were subject to ratable service-based vesting over a five-year period, and 50% were subject to the same vesting conditions under the Class B Unit Performance Tranche (the "Distributed Shares Performance Tranche"), which were based on the achievement of certain investment return thresholds by Apollo. The Distributed Shares also have certain other restrictions pursuant to the terms and conditions of the Company's Amended and Restated Management Investor Rights Agreement (the "MIRA").

The IPO triggered an acceleration of vesting of the unvested Distributed Shares Service Tranche causing them to become fully vested six months from the date of the IPO, which occurred in July 2018.

The Company recorded share-based compensation expense on the Distributed Shares Performance Tranche on a straight-line basis over the derived service period of approximately three years from the IPO date, as the vesting conditions were deemed probable following the consummation of the IPO.

The following table summarizes activity related to the Distributed Shares during 2023:

	Performance Tranche	
	Number of Distributed Shares	Weighted-Average Grant Fair Value
Unvested as of December 31, 2022	9,323,486	$ 13.05
Vested	—	—
Forfeited	(129,174)	13.05
Unvested as of December 31, 2023	9,194,312	$ 13.05

2018 Plan

In January 2018, the Company approved the 2018 Plan, which became effective upon consummation of the IPO. The 2018 Plan, as amended, authorizes the issuance of no more than approximately 88 million shares of Common Stock by the exercise or vesting of granted awards, which are generally stock options and restricted stock units ("RSUs"). The Company satisfies the exercise of options and the vesting of RSUs through the issuance of authorized but previously unissued shares of Common Stock.

Awards issued under the 2018 Plan include retirement provisions that allow awards to continue to vest in accordance with the granted terms in its entirety or on a pro-rata basis when a participant reaches retirement eligibility, as long as 12 months of service have been provided since the date of grant. Accordingly, share-based compensation expense for service-based awards is recognized on a straight-line basis over the vesting period, or on an accelerated basis for retirement-eligible participants where applicable. The Company accounts for forfeitures as they occur.

Additionally, RSUs entitle the holder to dividend equivalent units ("DEUs"), which are granted as additional RSUs and are subject to the same vesting and forfeiture conditions as the underlying RSUs. DEUs are charged against accumulated deficit when dividends are paid.

Top-up Options

In connection with the Class B Unit Redemption in 2018, the Company granted 12.7 million options to holders of Class B Units (the "Top-up Options"). The Top-up Options have an exercise price equal to the IPO price per share of the Company's Common Stock, as adjusted in accordance with 2018 Plan provisions, and a contractual term of ten years from the grant date. Similar to the vesting conditions outlined above for the Distributed Shares, the Top-up Options contain a tranche subject to service-based vesting (the "Top-up Options Service Tranche") and a tranche subject to vesting based upon the achievement of certain investment return thresholds by Apollo (the "Top-up Options Performance Tranche"). Recipients of the Top-up Options received both vested and unvested Top-up Options in the same proportion as the vested and unvested Class B Units held immediately prior to the IPO and Class B Unit Redemption. The Top-up Options vesting conditions are the same as those attributable to the Distributed Shares, including the condition that accelerated vesting of the unvested options in the Top-up Options Service Tranche causing them to become fully vested six months from the IPO. Any shares of the Company's Common Stock acquired upon exercise of the Top-up Options will be subject to the terms of the MIRA.

Share-based compensation expense associated with the Top-up Options Performance Tranche was recognized on a straight-line basis over the derived service period of approximately three years from the IPO date and was not material during the periods presented.

The following table summarizes activity related to the 2018 Plan Top-up Options:

	Service Tranche		Performance Tranche			
	Number of Top-up Options	Weighted-Average Exercise Price	Number of Top-up Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value[a] (in thousands)	Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2022	5,955,254	$ 13.30	5,715,061	$ 13.30		
Exercised	—	—	—	—		
Forfeited	—	—	(73,817)	13.30		
Outstanding as of December 31, 2023	5,955,254	$ 13.30	5,641,244	$ 13.30	—	4.0
Exercisable as of December 31, 2023	5,955,254	$ 13.30	—	$ 13.30	—	4.0

_____
(a)   The intrinsic value represents the amount by which the fair value of the Company's Common Stock exceeds the option exercise price as of December 31, 2023.

Options

Options granted under the 2018 Plan are primarily service-based awards that vest over a three-year period from the date of grant, have an exercise price equal to the closing price per share of the Company's Common Stock on the date of grant, as adjusted in accordance with 2018 Plan provisions, and have a contractual term of ten years from the date of grant.

The Company did not grant any options during the periods presented.

The following table summarizes activity related to 2018 Plan options during 2023:

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value[a] (in thousands)	Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2022	17,965,626	$ 6.67		
Granted	—	—		
Exercised	(994,803)	5.15		
Forfeited	(142,518)	9.68		
Outstanding as of December 31, 2023	16,828,305	$ 6.70	$ 17,243	5.4
Exercisable as of December 31, 2023	16,828,305	$ 6.70	$ 17,243	5.4

_____
(a)   The intrinsic value represents the amount by which the fair value of the Company's Common Stock exceeds the option exercise price as of December 31, 2023.

Share-based compensation expense associated with options granted under the 2018 Plan was not material during the periods presented. In addition, the cash flow and the intrinsic value of options exercised were not material during the periods presented.

As of December 31, 2023, unrecognized compensation cost related to options was not material.

Restricted Stock Units

RSUs granted under the 2018 Plan are primarily service-based awards with a three-year graded vesting period from the date of grant. The fair value is equal to the closing price per share of the Company's Common Stock on the date of grant.

The following table summarizes activity related to the 2018 Plan RSUs (including DEUs) during 2023:

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2022	13,155,409	$ 7.38
Granted	7,632,819	7.56
Vested	(8,997,904)	7.12
Forfeited	(2,552,940)	7.72
Unvested as of December 31, 2023	9,237,384	$ 7.66

Total share-based compensation expense associated with RSUs granted under the 2018 Plan was $47 million, $55 million, and $46 million during 2023, 2022, and 2021, respectively, the majority of which relates to the Company's continuing operations.

The fair value of RSUs (including DEUs) that vested and converted to shares of Common Stock on their respective vesting dates was approximately $56 million, $59 million, and $52 million during 2023, 2022, and 2021, respectively.

As of December 31, 2023, unrecognized compensation cost related to RSUs granted under the 2018 Plan was $30 million, which will be recognized over a period of 1.9 years.

Other

In June 2022, the Company granted 1.6 million performance share units ("PSUs") in connection with a business combination that the Company will account for as share-based compensation. These PSUs contain both service and performance vesting conditions that must be met on an annual basis with the final vesting date in October 2025. The fair value of the PSUs is equal to the closing price per share of the Company's Common Stock on the date of grant, which resulted in a weighted-average grant date fair value of $7.46. The PSUs are not entitled to dividend equivalent units. The majority of these PSUs have been forfeited. The impact from the PSUs was not material.

13. NET INCOME (LOSS) PER SHARE

The Company applies the two-class method for computing and presenting net income (loss) per share for each class of common stock, which allocates current period net income (loss) to each class of common stock and participating securities based on dividends declared and participation rights in the remaining undistributed earnings or losses.

Basic net income (loss) per share is computed by dividing the net income (loss) allocated to each class of common stock by the related weighted-average number of shares outstanding during the period. Diluted net income (loss) per share gives effect to all securities representing potential common shares that were dilutive and outstanding during the period for each class of common stock and excludes potentially dilutive securities whose effect would have been anti-dilutive.

Common Stock

Potential shares of Common Stock include (i) incremental shares related to the vesting or exercise of share-based compensation awards, warrants, and other options to purchase additional shares of the Company's Common Stock calculated using the treasury stock method and (ii) incremental shares of Common Stock issuable upon the conversion of Class B Common Stock.

		Years Ended December 31,				
(in thousands, except per share amounts)		**2023**		**2022**		**2021**
Allocation of income (loss) from continuing operations - basic	$	(60,682)	$	100,411	$	(321,155)
Dilutive effect (including conversion of Class B Common Stock)		—		—		—
Allocation of income (loss) from continuing operations - diluted	$	(60,682)	$	100,411	$	(321,155)
Allocation of income (loss) from discontinued operations, net of tax - basic	$	496,070	$	24,244	$	3,134
Dilutive effect (including conversion of Class B Common Stock)		—		—		—
Allocation of income (loss) from discontinued operations, net of tax - diluted	$	496,070	$	24,244	$	3,134
Weighted-average shares outstanding - basic		856,843		848,465		770,620
Dilutive effect (including conversion of Class B Common Stock)		—		—		—
Weighted-average shares outstanding - diluted		856,843		848,465		770,620
Income (loss) from continuing operations per share - basic	$	(0.07)	$	0.12	$	(0.42)
Income (loss) from continuing operations per share - diluted	$	(0.07)	$	0.12	$	(0.42)
Income (loss) from discontinued operations, net of tax, per share - basic	$	0.58	$	0.03	$	—
Income (loss) from discontinued operations, net of tax, per share - diluted	$	0.58	$	0.03	$	—

Basic weighted-average shares outstanding in 2021 includes the Delayed Shares issued in connection with the ADT Solar Acquisition as discussed in Note 4 "Acquisitions."

During 2023, 2022, and 2021, share-based compensation awards and all shares of Class B Common Stock of approximately 62 million, 67 million, and 61 million, respectively, were excluded from the computations above.

Additionally, the basic and diluted earnings per share computations for Common Stock exclude approximately 9 million, 9 million, and 10 million unvested shares during 2023, 2022, and 2021, respectively, as their vesting is contingent upon achievement of certain performance requirements which had not been met during the respective periods.

Class B Common Stock

		Years Ended December 31,	
(in thousands, except per share amounts)	2023	2022	2021
Allocation of income (loss) from continuing operations - basic	$ (3,858)	$ 6,452	$ (23,022)
Dilutive effect	—	—	—
Allocation of income (loss) from continuing operations - diluted	$ (3,858)	$ 6,452	$ (23,022)
Allocation of income (loss) from discontinued operations, net of tax - basic	$ 31,479	$ 1,556	$ 223
Dilutive effect	—	—	—
Allocation of income (loss) from discontinued operations, net of tax - diluted	$ 31,479	$ 1,556	$ 223
Weighted-average shares outstanding - basic	54,745	54,745	54,745
Dilutive effect[1]	—	—	—
Weighted-average shares outstanding - diluted	54,745	54,745	54,745
Income (loss) from continuing operations per share - basic	$ (0.07)	$ 0.12	$ (0.42)
Income (loss) from continuing operations per share - diluted	$ (0.07)	$ 0.12	$ (0.42)
Income (loss) from discontinued operations, net of tax, per share - basic	$ 0.58	$ 0.03	$ —
Income (loss) from discontinued operations, net of tax, per share - diluted	$ 0.58	$ 0.03	$ —

_____

(1) There were no potential shares of Class B Common Stock during the periods presented.

14.   COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The Company's contractual obligations for goods or services entered into in the ordinary course of business, including agreements that are enforceable and legally binding and have a remaining term in excess of one year, primarily consist of information technology services and equipment, including investments in the Company's information technology infrastructure and telecommunication services, and direct materials.

The following table provides the Company's contractual obligations (excluding the Google Commercial Agreement discussed below) as of December 31, 2023 (in thousands):

2024	2025	2026	2027	2028	Thereafter	Total
$ 323,488	$ 113,607	$ 43,957	$ 483	$ —	$ —	$ 481,535

The table above includes a commitment with one of the Company's vendors to purchase at least $190 million of security system equipment and components through March 2025. This commitment is also satisfied through purchases made by the Company's dealer network.

Google Commercial Agreement

In July 2020, the Company and Google entered into a Master Supply, Distribution, and Marketing Agreement (as amended, the "Google Commercial Agreement"), pursuant to which Google has agreed to supply the Company with certain Google devices, as well as certain Google video and analytics services ("Google Devices and Services"), for sale to the Company's customers.

The Google Commercial Agreement also specifies that each party shall contribute $150 million towards joint marketing, customer acquisition, training of the Company's employees, and product technology updates related to the Google Devices and Services. In August 2022, the Company and Google executed an amendment to the Google Commercial Agreement, pursuant to which Google has agreed to commit an additional $150 million to fund growth, data and insights, product innovation and technology advancements, customer acquisition, and marketing, as mutually agreed by the Company and Google, (together with the initial amounts, the "Google Success Funds").

During 2023, $40 million of the Google Success Funds were reimbursed to the Company and reflected as a reduction of advertising costs.

Google Cloud Agreement Addendum

In December 2023, the Company and Google entered into an addendum to the Company's existing agreement with Google for using Google cloud services (the "Google Cloud Agreement Addendum"), pursuant to which Google has agreed to provide certain credits, discounts, and other incentives for use of the Google Cloud Platform to the Company, and the Company has committed to purchasing $200 million of Google Cloud Platform services over seven years (through December 2030), with $35 million in the first two years, $65 million in the next two years after that, and $100 million in the last three years of the commitment. The Company may elect to cancel the commitment in return for a cancellation fee of 30% of the total remaining commitment amount and loss of any discounts, remaining credits, or other incentives provided under the Google Cloud Agreement Addendum.

Guarantees

In the normal course of business, the Company is liable for contract completion and product performance. The Company's guarantees primarily relate to standby letters of credit related to its insurance programs and totaled $78 million and $93 million as of December 31, 2023 and 2022, respectively. The Company does not believe such obligations will materially affect its financial position, results of operations, or cash flows.

During March 2022, the Company entered into an unsecured Credit Agreement with Goldman Sachs Mortgage Company, as administrative agent and issuing lender (the "Issuing Lender"), together with other lenders party thereto, pursuant to which the Company may request the Issuing Lender to issue one or more letters of credit for its own account or the account of its subsidiaries, in an aggregate face amount not to exceed $75 million at any one time, through December 2026.

Legal Proceedings

The Company is subject to various claims and lawsuits in the ordinary course of business, which include among other things commercial general liability claims, automobile liability claims, contractual disputes, worker's compensation claims, labor law and employment claims, claims related to alleged alarm system failures, claims that the Company infringed on the intellectual property of others, and consumer and employment class actions. The Company is also subject to regulatory and governmental examinations, information requests and subpoenas, inquiries, investigations, and threatened legal actions and proceedings. In connection with such formal and informal inquiries, the Company receives numerous requests, subpoenas, and orders for documents, testimony, and information in connection with various aspects of its activities.

The Company records accruals for losses that are probable and reasonably estimable. These accruals are based on a variety of factors such as judgment, probability of loss, opinions of internal and external legal counsel, and actuarially determined estimates of claims incurred but not yet reported based upon historical claims experience. Legal costs in connection with claims and lawsuits in the ordinary course of business are expensed as incurred. Additionally, the Company records insurance recovery receivables from third-party insurers when recovery has been determined to be probable. The Company has not accrued for any contingent liabilities for which the likelihood of loss cannot be determined, is less than probable, or for which the range of potential loss cannot be reasonably estimated.

As of December 31, 2023 and 2022, the Company's accrual for ongoing claims and lawsuits within the scope of an insurance program totaled $110 million and $90 million, respectively. The Company's accrual related to ongoing claims and lawsuits not within the scope of an insurance program is not material.

15.   LEASES

Company as Lessee

As part of normal operations, the Company leases real estate, vehicles, and equipment from various counterparties with lease terms and maturities through 2034. For these transactions, the Company applies the practical expedient to not separate the lease and non-lease components and accounts for the combined component as a lease. Additionally, the Company's right-of-use assets and lease liabilities include leases with initial lease terms of 12 months or less.

The Company's right-of-use assets and lease liabilities primarily represent lease payments that are fixed at the commencement of a lease and variable lease payments that are dependent on an index or rate. Lease payments are recognized as lease cost on a straight-line basis over the lease term, which is determined as the non-cancelable period, including periods in which termination options are reasonably certain of not being exercised and periods in which renewal options are reasonably certain of being exercised. The discount rate is determined using the Company's incremental borrowing rate coinciding with the lease term at the commencement of a lease. The incremental borrowing rate is estimated based on publicly available data for the Company's debt instruments and other instruments with similar characteristics.

Lease payments that are neither fixed nor dependent on an index or rate and vary because of changes in usage or other factors are included in variable lease costs. Variable lease costs are recorded in the period in which the obligation is incurred and primarily relate to fuel, repair, and maintenance payments as they vary based on the usage of leased vehicles and buildings.

The Company's leases do not contain material residual value guarantees or restrictive covenants. The Company's subleases are not material.

Right-of-Use Assets and Lease Liabilities

(in thousands)			December 31,	
Presentation and Classification:			2023	2022
Operating	Current	Prepaid expenses and other current assets	$ 75	$ 121
Operating	Non-current	Other assets	91,725	93,057
Finance	Non-current	Property and equipment, net[1]	82,803	66,704
Total right-of-use assets			$ 174,603	$ 159,882
Operating	Current	Accrued expenses and other current liabilities	$ 15,979	$ 20,741
Finance	Current	Current maturities of long-term debt	33,934	34,219
Operating	Non-current	Other liabilities	84,695	85,249
Finance	Non-current	Long-term debt	53,227	36,424
Total lease liabilities			$ 187,835	$ 176,633

_____

(1) Finance right-of-use assets are recorded net of accumulated depreciation of approximately $60 million and $61 million as of December 31, 2023 and 2022, respectively.

Lease Cost

(in thousands)	Years Ended December 31,		
	2023	2022	2021
Operating lease cost	$ 31,357	$ 33,574	$ 37,817
Finance lease cost:			
Amortization of right-of-use assets	23,922	19,539	18,407
Interest on lease liabilities	3,768	2,662	1,973
Variable lease costs	46,380	62,316	51,156
Total lease cost	$ 105,427	$ 118,091	$ 109,353

Cash Flow and Supplemental Information[(1)]

		Years Ended December 31,				
(*in thousands*)		2023		2022		2021
Cash paid for amounts included in the measurement of lease liabilities						
Operating leases:						
Operating cash flows	$	42,883	$	47,708	$	50,721
Finance Leases:						
Operating cash flows	$	4,940	$	3,680	$	2,823
Financing cash flows	$	43,733	$	44,978	$	32,123
Right-of-use assets obtained in exchange for lease obligations						
Operating leases	$	41,338	$	49,193	$	21,203
Finance leases	$	79,273	$	48,439	$	46,920

_____

(1)   Includes both continuing and discontinued operations consistent with the presentation on the Consolidated Statements of Cash Flows.

Lease Term and Discount Rate

	December 31,	
	2023	2022
Weighted-average remaining lease term (years):		
Operating leases	5.6	5.8
Finance leases	3.1	2.9
Weighted-average discount rate:		
Operating leases	6.1 %	5.9 %
Finance leases	5.8 %	5.6 %

Maturity of Lease Liabilities

		December 31, 2023		
(*in thousands*)		Operating Leases		Finance Leases
2024	$	19,296	$	34,592
2025		26,100		31,152
2026		21,170		20,426
2027		16,698		10,510
2028		11,854		504
Thereafter		28,426		—
Total lease payments (including interest)	$	123,544	$	97,184
Less interest		22,870		10,023
Total	$	100,674	$	87,161

Company as Lessor

The Company is a lessor in certain Company-owned transactions as the Company has identified a lease component associated with the right-of-use of the security system and a non-lease component associated with the monitoring and related services.

For transactions in which (i) the timing and pattern of transfer is the same for the lease and non-lease components, and (ii) the lease component would be classified as an operating lease if accounted for separately, the Company applies the practical expedient to aggregate the lease and non-lease components and accounts for the combined transaction based upon its predominant characteristic, which is the non-lease component. The Company accounts for the combined component as a single performance obligation under the applicable revenue guidance, and recognizes the underlying assets within subscriber system assets, net, in the Consolidated Balance Sheets.

16.   RETIREMENT PLANS

Defined Contribution Plans

The Company maintains qualified defined contribution plans, which include 401(k) matching programs. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $31 million, $33 million, and $32 million during 2023, 2022, and 2021, respectively.

Multi-employer Plans

The Company participates in certain multi-employer union pension plans, which provide benefits for a group of the Company's unionized employees. These multi-employer plans, including the Company's required contributions and any underfunded liabilities under such plans, are not material to the Company's consolidated financial statements.

Defined Benefit Plans

The Company provides a defined benefit pension plan and certain other postretirement benefits to certain employees. These plans are frozen and are not material to the Company's consolidated financial statements. As of December 31, 2023 and 2022, the fair values of pension plan assets were $51 million and $49 million, respectively, and the fair values of projected benefit obligations were $59 million and $56 million, respectively. As a result, the plans were underfunded by approximately $8 million and $7 million as of December 31, 2023 and 2022, respectively, and were recorded as a net liability.

Net periodic benefit cost associated with these plans was not material during the periods presented.

During 2023, the Company took actions to terminate the defined benefit pension plan. The termination was effective December 31, 2023, and the wind down of the plan and distribution of assets is expected to commence in 2024. Additionally, as of December 31, 2023, the net pension obligation was recorded in accrued expenses and other current liabilities as the Company expects to settle all future obligations during 2024.

Deferred Compensation Plan

The Company maintains a non-qualified supplemental savings and retirement plan, which permits eligible employees to defer a portion of their compensation. Deferred compensation liabilities are reflected in other liabilities and were $31 million and $27 million as of December 31, 2023 and 2022, respectively. Deferred compensation expense was not material during the periods presented.

17.   RELATED PARTY TRANSACTIONS

The Company's related party transactions primarily relate to products and services received from, or monitoring and related services provided to, other entities affiliated with Apollo, as well as, from time to time, management, consulting, and transaction advisory services provided by Apollo to the Company. There were no significant related party transactions during the periods presented other than as described below.

Apollo

There were no significant related party transactions with Apollo during the periods presented.

State Farm

As discussed in Note 11 "Equity," in October 2022, State Farm became a related party in connection with the State Farm Strategic Investment.

As of December 31, 2023, the balance in the Opportunity Fund was $94 million. During 2023, the Company made payments to State Farm from the Opportunity Fund of $9 million. Other payments and interest earned on the Opportunity fund was not material.

Beginning in 2023, State Farm customers can receive ADT home security products and professional monitoring at a reduced cost. In connection with this arrangement, the Company receives a subsidy from State Farm for each system. Amounts are paid through the Opportunity Fund and were not material during 2023.

Canopy

Prior to the Canopy Termination during 2023, Canopy was considered a related party under GAAP as the Company accounted for its investment under the equity method of accounting. Except for the transactions described in Note 6 "Equity Method Investments," there were no other significant related party transactions with Canopy during 2023 or 2022.

Sunlight Financial LLC

ADT Solar uses Sunlight Financial LLC ("Sunlight"), an entity affiliated with Apollo, to access certain loan products for ADT Solar customers, as discussed in Note 2 "Revenue and Receivables." As of December 2023, Sunlight is no longer affiliated with Apollo, and as a result, is no longer a related party.

During 2023, total loans funded by Sunlight were approximately $78 million; and as of December 31, 2023, the Company may be required to repurchase approximately $6 million of such loans.

Additionally, the Company incurred $13 million of financing fees for the year ended December 31, 2023. As of December 31, 2023, net amounts due to/from Sunlight were not significant.

During 2022, total loans funded by Sunlight were approximately $436 million; and the Company incurred approximately $54 million of financing fees.

Transactions with Sunlight were not material during 2021.

Rackspace

During October 2020, the Company entered into a master services agreement with Rackspace US, Inc. ("Rackspace"), an entity affiliated with Apollo, for the provision of cloud storage, equipment, and services to facilitate the implementation of the Company's cloud migration strategy for certain applications.

The master services agreement includes a minimum purchase commitment of $50 million over a seven-year term, which the Company has satisfied through spend with Rackspace as well as other parties. The Company incurred fees to Rackspace of $15 million, $14 million, and $6 million during 2023, 2022, and 2021, respectively.

Other Transactions

During 2023, the Company incurred fees for telephone and technology services of approximately $6 million with an entity affiliated with Apollo that became a related party during 2023.

There were no other material related party transactions during the periods presented.

18. CONDENSED FINANCIAL INFORMATION OF REGISTRANT

ADT INC.
(PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
(in thousands)

	December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents	$ 1,118	$ 14,639
Total current assets	1,118	14,639
Investment in subsidiaries and other assets	4,463,543	4,036,420
Total assets	$ 4,464,661	$ 4,051,059
Liabilities and stockholders' equity		
Current liabilities:		
Dividends payable and other current liabilities	$ 33,047	$ 34,424
Total current liabilities	33,047	34,424
Long-term debt	545,557	536,495
Other liabilities	97,411	86,992
Total liabilities	676,015	657,911
Total stockholders' equity	3,788,646	3,393,148
Total liabilities and stockholders' equity	$ 4,464,661	$ 4,051,059

The accompanying notes are an integral part of these condensed financial statements

ADT INC.
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share data)

	Years Ended December 31,					
	2023		**2022**		**2021**	
Selling, general, and administrative expenses	$	520	$	2,583	$	117
Merger, restructuring, integration, and other		(1,993)		(6,011)		(1,444)
Operating income (loss)		1,473		3,428		1,327
Interest expense, net		(8,984)		(8,086)		(8,743)
Other income (expense)		—		(63,394)		—
Equity in net income (loss) of subsidiaries		470,520		200,715		(333,404)
Net income (loss)		463,009		132,663		(340,820)
Other comprehensive income (loss), net of tax		31,038		21,773		49,642
Comprehensive income (loss)	$	494,047	$	154,436	$	(291,178)
Net income (loss) per share - basic:						
Common stock	$	0.51	$	0.15	$	(0.41)
Class B common stock	$	0.51	$	0.15	$	(0.41)
Weighted-average shares outstanding - basic:						
Common stock		856,843		848,465		770,620
Class B common stock		54,745		54,745		54,745
Net income (loss) per share - diluted:						
Common stock	$	0.51	$	0.15	$	(0.41)
Class B common stock	$	0.51	$	0.15	$	(0.41)
Weighted-average shares outstanding - diluted:						
Common stock		856,843		848,465		770,620
Class B common stock		54,745		54,745		54,745

The accompanying notes are an integral part of these condensed financial statements

ADT INC.
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income (loss)	$ 463,009	$ 132,663	$ (340,820)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Equity in net (income) loss of subsidiaries	(470,520)	(200,715)	333,404
Change in fair value of other financial instruments	—	63,396	—
Other, net	28,757	49,470	24,391
Net cash provided by (used in) operating activities	21,246	44,814	16,975
Cash flows from investing activities:			
Contributions to subsidiaries	—	—	(40,000)
Distributions from subsidiaries	108,783	118,200	8,700
Net cash provided by (used in) investing activities	108,783	118,200	(31,300)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net of expenses	—	1,180,000	—
Dividends on common stock	(128,587)	(127,125)	(116,348)
Repurchases of common stock	—	(1,200,000)	—
Other financing, net	(14,963)	(3,197)	(6,472)
Net cash provided by (used in) financing activities	(143,550)	(150,322)	(122,820)
Cash and cash equivalents and restricted cash and restricted cash equivalents:			
Net increase (decrease) during the period	(13,521)	12,692	(137,145)
Beginning balance	14,639	1,947	139,092
Ending balance	$ 1,118	$ 14,639	$ 1,947
Supplementary cash flow information:			
Issuance of shares for acquisition of business	$ —	$ 55,485	$ 528,503

The accompanying notes are an integral part of these condensed financial statements

Notes to Condensed Financial Statements (Parent Company Only)

1. Basis of Presentation

The condensed financial statements of ADT Inc. have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of ADT Inc. (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Company. The ability of ADT Inc.'s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries' First Lien Credit Agreement and the indentures governing other borrowings.

The condensed financial statements of ADT Inc. have been prepared using the same accounting principles and policies described in the other notes to the consolidated financial statements with the only exception being that the parent company accounts for its subsidiaries using the equity method of accounting. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto.

2. Transactions with Subsidiaries

The majority of ADT Inc.'s transactions with its subsidiaries are related to (i) the receipt of distributions from subsidiaries in order to fund equity transactions, such as the payment of dividends and the repurchase of Common Stock; (ii) the contribution to subsidiaries of proceeds received from equity transactions; or (iii) the integration of business acquisitions into the Company's organizational structure.

During 2023 and 2022, ADT Inc. made non-cash contributions to subsidiaries of approximately $51 million and $82 million, respectively, primarily related to the transfer of net assets of certain subsidiaries for share-based compensation (including amounts related to discontinued operations).

During 2021, ADT Inc. made non-cash contributions to subsidiaries of approximately $630 million related to the transfer of net assets of certain subsidiaries for the acquisition of ADT Solar, including $529 million in the issuance of shares, as well as share-based compensation.

19.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The Company is disclosing the following summarized quarterly financial information due to the Commercial Business being reported as a discontinued operation as a result of the Commercial Divestiture. Refer to Note 5 "Divestitures" for additional information on the Commercial Divestiture.

(in thousands, except per share data)		March 31, 2023		June 30, 2023		September 30, 2023		December 31, 2023
Revenue	$	1,277,311	$	1,245,609	$	1,237,484	$	1,222,255
Operating income (loss)	$	(25,549)	$	105,538	$	167,313	$	262,984
Income (loss) from continuing operations	$	(126,781)	$	(2,308)	$	(20,665)	$	85,214
Income (loss) from discontinued operations, net of tax	$	7,944	$	94,519	$	(65,572)	$	490,658
Net income (loss)	$	(118,837)	$	92,211	$	(86,237)	$	575,872

Common Stock

Basic:

Weighted average shares outstanding		854,299		857,581		857,423		858,094
Income (loss) from continuing operations per share	$	(0.14)	$	—	$	(0.02)	$	0.09
Income (loss) from discontinued operations, net of tax, per share	$	0.01	$	0.10	$	(0.07)	$	0.53
Net income (loss)	$	(0.13)	$	0.10	$	(0.09)	$	0.62

Diluted:

Weighted average shares outstanding		854,299		857,581		857,423		919,397
Income (loss) from continuing operations per share	$	(0.14)	$	—	$	(0.02)	$	0.09
Income (loss) from discontinued operations, net of tax, per share	$	0.01	$	0.10	$	(0.07)	$	0.50
Net income (loss)	$	(0.13)	$	0.10	$	(0.09)	$	0.59

Class B Common Stock

Basic:

Weighted average shares outstanding		54,745		54,745		54,745		54,745
Income (loss) from continuing operations per share	$	(0.14)	$	—	$	(0.02)	$	0.09
Income (loss) from discontinued operations, net of tax, per share	$	0.01	$	0.10	$	(0.07)	$	0.53
Net income (loss)	$	(0.13)	$	0.10	$	(0.09)	$	0.62

Diluted:

Weighted average shares outstanding		54,745		54,745		54,745		54,745
Income (loss) from continuing operations per share	$	(0.14)	$	—	$	(0.02)	$	0.09
Income (loss) from discontinued operations, net of tax, per share	$	0.01	$	0.10	$	(0.07)	$	0.50
Net income (loss)	$	(0.13)	$	0.10	$	(0.09)	$	0.59

(in thousands, except per share data)		March 31, 2022		June 30, 2022		September 30, 2022		December 31, 2022
Revenue	$	1,256,897	$	1,304,314	$	1,289,793	$	1,317,326
Operating income (loss)	$	72,898	$	200,013	$	2,629	$	195,439
Income (loss) from continuing operations	$	49,279	$	84,532	$	(169,115)	$	142,167
Income (loss) from discontinued operations, net of tax	$	2,366	$	6,985	$	7,866	$	8,583
Net income (loss)	$	51,645	$	91,517	$	(161,249)	$	150,750
Common Stock								
Basic:								
Weighted average shares outstanding		843,830		848,242		850,230		851,459
Income (loss) from continuing operations per share	$	0.05	$	0.09	$	(0.19)	$	0.16
Income (loss) from discontinued operations, net of tax, per share	$	—	$	0.01	$	0.01	$	0.01
Net income (loss)	$	0.06	$	0.10	$	(0.18)	$	0.17
Diluted:								
Weighted average shares outstanding		911,313		910,808		850,230		921,501
Income (loss) from continuing operations per share	$	0.05	$	0.09	$	(0.19)	$	0.15
Income (loss) from discontinued operations, net of tax, per share	$	—	$	0.01	$	0.01	$	0.01
Net income (loss)	$	0.06	$	0.10	$	(0.18)	$	0.16
Class B Common Stock								
Basic:								
Weighted average shares outstanding		54,745		54,745		54,745		54,745
Income (loss) from continuing operations per share	$	0.05	$	0.09	$	(0.19)	$	0.16
Income (loss) from discontinued operations, net of tax, per share	$	—	$	0.01	$	0.01	$	0.01
Net income (loss)	$	0.06	$	0.10	$	(0.18)	$	0.17
Diluted:								
Weighted average shares outstanding		54,745		54,745		54,745		54,745
Income (loss) from continuing operations per share	$	0.05	$	0.09	$	(0.19)	$	0.15
Income (loss) from discontinued operations, net of tax, per share	$	—	$	0.01	$	0.01	$	0.01
Net income (loss)	$	0.06	$	0.10	$	(0.18)	$	0.16

Stockholder Information

Board of Directors

James D. DeVries
Chairman, President and Chief Executive Officer
ADT Inc.

Nicole Bonsignore
Partner
Apollo Global Management, Inc.

Marques Coleman
Partner
Apollo Global Management, Inc.

Stephanie Drescher
Chief Client and Product Development Officer
Apollo Global Management, Inc.

Tracey R. Griffin
Group Chief Financial Officer
Chalhoub Group

Benjamin Honig
Director
Temasek International (USA) LLC

William M. Lewis, Jr.
Partner
Apollo Global Management, Inc.

Reed B. Rayman
Partner
Apollo Global Management, Inc.

Paul J. Smith
Executive Vice President and Chief Operating Officer
State Farm Fire & Casualty Company

Lee J. Solomon
Partner
Apollo Global Management, Inc.

Matthew E. Winter
Retired, former President
The Allstate Corporation

Sigal Zarmi
Senior Advisor
Boston Consulting Group, Inc.

Executive Officers

James D. DeVries
Chairman, President and Chief Executive Officer

Jeffrey A. Likosar
President, Corporate Development and Chief Transformation Officer and Interim Chief Financial Officer

Jamie E. Haenggi
Executive Vice President, Solar

DeLu Jackson
Executive Vice President and Chief Marketing Officer

David Scott
Executive Vice President and Chief People and Administration Officer

David W. Smail
Executive Vice President, Chief Legal Officer and Secretary

Wayne Thorsen
Executive Vice President and Chief Business Officer

Donald M. Young
Executive Vice President and Chief Operating Officer

Headquarters
1501 Yamato Road
Boca Raton, FL 33431

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
545 NW 26th Street, Ste. 800
Miami, FL 33127

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: ADT

Stock Transfer Agent
Broadridge Corporate Issuer Solutions
Email: shareholder@broadridge.com
Website: www.broadridge.com

ADT Investor Relations
investorrelations@adt.com